

Marshall & Ilsley Corporation

2004 Report to Shareholders

Table of Contents

2004 Financial Highlights

($000's except share data)	2004	2003	2002
NET INCOME	$627,086	$544,105	$480,327
PER SHARE			
Diluted – Net Income	$2.77	$2.38	$2.16
Dividends Declared	0.810	0.700	0.625
Shareholders' Equity	17.24	15.00	13.51
FINANCIAL CONDITION – AVERAGE			
Assets	$37,162,594	$33,268,021	$29,202,650
Loans and Leases	27,021,498	24,392,591	21,028,444
Deposits	23,987,935	21,985,878	18,642,987
Shareholders' Equity	3,504,786	3,240,654	2,766,690
OTHER SIGNIFICANT DATA			
Return on Average Shareholders' Equity	17.89%	16.79%	17.36%
Return on Average Assets	1.69	1.64	1.64
Net Charge-Offs to Average Loans and Leases	0.11	0.21	0.21
Allowance for Loan and Lease Losses to End of Period Loans and Leases	1.21	1.39	1.42

The summary financial and other information contained herein is not complete and should be read in conjunction with Marshall & Ilsley Corporation's Annual Report on Form 10-K for the year ending December 31, 2004.

To Our Shareholders

Marshall & Ilsley Corporation had an outstanding year in 2004. Your Corporation addressed the challenge of an economy that may not have been as robust as we would have liked, posting solid gains, increasing market share, and expanding in new markets. We ended the year with over $40 billion in assets, with significant progress to report in our Commercial Banking division, Community Banking division, Wealth Management, the Financial Institutions Group, and within Metavante Corporation.



Our bank and trust business lines continue to drive our earnings and are still the mainstay of our business. Once again, M&I not only maintained but increased our leading market share in the state of Wisconsin, with 196 banking offices at the end of 2004. In the past four years, we've more than doubled the number of offices in Arizona, ending the year with 34. We also had 12 offices in the Minneapolis/St. Paul region, seven offices in the St. Louis area, two offices on the west coast of Florida, and one office in Las Vegas, Nevada. A year-long emphasis on further aligning our wealth management businesses has resulted in our high-net-worth customers receiving customized, integrated service through our trust services, private banking services, asset management, and brokerage and insurance services.



Our Commercial Banking division experienced sizable market share gains in Wisconsin and outlying markets, and we continue to look to those markets for considerable growth opportunities. In addition, the Financial Institutions Group (FIG) continued to make the most of cross-selling to financial institutions in all 50 states.

Our growth at Metavante Corporation was fueled by the strategic acquisitions that began in the fall of 2003. Through these acquisitions, Metavante enhanced its product line and expanded its customer base, providing valuable new business opportunities nationwide.



James Wigdale, Chairman of the Board, retired, Marshall & Ilsley Corporation; Dennis Kuester, Chairman of the Board, President and CEO, Marshall & Ilsley Corporation; Mark Furlong, Executive Vice President, Marshall & Ilsley Corporation, and President, M&I Marshall & Ilsley Bank.

All of these successes assisted us in building shareholder value, a commitment that has been foremost throughout our history. In April 2004, we were pleased to celebrate our thirty-second annual dividend increase, further evidence of M&I as an investment that has consistently rewarded our shareholders with solid returns and performance.



Our success in 2004 is a credit to all of our more than 13,000 M&I associates. We would not have achieved our goals without them. We thank them for their expertise, hard work, and dedication.

James B. Wigdale
Chairman of the Board, retired, Marshall & Ilsley Corporation

Dennis J. Kuester
Chairman of the Board, President and CEO, Marshall & Ilsley Corporation

Mark F. Furlong
Executive Vice President, Marshall & Ilsley Corporation
President, M&I Marshall & Ilsley Bank

Honoring Jim Wigdale



Jim Wigdale's financial services expertise and strong business ethics have made him a highly respected member of the business community. He is also well regarded for his outstanding civic leadership, demonstrated by his service to numerous organizations. Those who have worked with Jim know him as a man who is not only committed to conducting business with a high degree of honesty and integrity, but also one whose compassion and sense of humor have had an equal role in his success – as a business person, community leader, husband, father, and grandfather. Therefore, when he announced he would be retiring at the end of 2004, it marked a milestone in not only M&I's history, but also in the community as well.

Jim Wigdale joined M&I in 1962 as a floor plan auditor, responsible for auditing the vehicle inventory of auto dealers. After 30 years and a number of promotions, he was elected Chairman and Chief Executive Officer of the Corporation in 1992 and in that role successfully led M&I into the twenty-first century. During his tenure as Chairman, M&I's assets grew from nearly $8 billion to over $40 billion.

Jim's success in business is rivaled only by his compassionate commitment to making our community a better place to live. He served on the boards of directors of many community organizations and is Past Chairman of the Medical College of Wisconsin, the Boys & Girls Clubs of Greater Milwaukee, Columbia Health System, Inc., and the Board of Trustees of the YMCA of Metropolitan Milwaukee. He has, and will continue to have, a powerful impact on the important efforts of these and many other organizations.

"I have had the honor of working with Jim for over 29 years," said Dennis Kuester. "His contributions throughout his career at M&I have been integral to M&I's success. His knowledge of the banking industry and generous commitment to serving the community have been inspirational to those with whom he worked."



Bank

M&I's commitment to customer satisfaction comes through in everything we do, whether our customers are banking in one of our offices, online from the comfort of home, or using one of M&I's many convenient drive-through locations.

Serving Our Customers

M&I's commitment to serving our customers continues to be the cornerstone of our success, and in 2004, all our customers – whether small business owners, large commercial entities, individual consumers, or high-net-worth clients – had the opportunity to take advantage of enhanced product lines and valuable new services. Our customers' success drives our *own* success and we worked diligently throughout the year to ensure their financial services needs were met with the high degree of professionalism and quality products and services they have come to expect from M&I.

Our community banking customers continued to benefit from M&I's multi-year branch expansion. Six new offices opened in the growing Arizona market, one new office opened in the Minneapolis/St. Paul area, and several more projects were under way in Arizona, Minnesota, and Missouri. This extensive branch office network continues to serve us well, providing a strong community presence and convenient locations for our customers to do their banking in person.


PLATINUM
REWARDS
REWARDS
VICKI A CUSTOMER
VISA

More and more, however, our community banking customers also want the convenience of accessing their finances on their own schedule – and from anywhere. Therefore, we continue to enhance our services and product lines so our customers can check their balances from the comfort of home, pay a bill from work, or transfer funds while on vacation.

To that end, we've made several enhancements to our consumer online banking products, which include a free bill-pay service. A comprehensive online guarantee ensures customers' online banking and bill pay transactions are processed with the highest level of privacy and security. The results have been significant. Online banking usage is up 60 percent and online bill payments doubled in one year.

Many M&I customers have also learned about the valuable benefits offered through M&I Rewards, a very unique and successful program that offers members the opportunity to combine points from their Rewards credit and debit cards to earn valuable rewards, including gift cards, air travel, cruises, and more.

Customers are also attracted to M&I by its revamped checking lineup, which now includes accounts specifically designed for students and seniors. Plus, new overdraft protection options allow customers to link their accounts to their savings account, home equity line of credit, and/or credit card. By year-end, M&I had experienced more than 20 consecutive months of net checking account growth since introducing the new lineup.

Our mortgage business experienced increased penetration of the purchase and construction market, and our home equity business continues to thrive, with a 20 percent five-year compound growth rate. An active home equity market contributed to strong consumer loan activity, with home equity loans representing three-fourths of all consumer loans in 2004.



M&I's Commercial Banking division experienced a record year in earnings, with double-digit loan growth of 14 percent and commercial demand deposits up nearly 12 percent in our core commercial and industrial businesses. We made significant market share gains in Wisconsin, and in Arizona, Minneapolis/St. Paul, and the St. Louis area. Continued momentum in new business development and an improving economy contributed to the division's success. Commercial Banking also continues to leverage the success of the Financial Institutions Group to attract new customers, and continues to invest significant resources in outlying markets. Correspondent Banking and the Financial Institutions Group efforts and investments in Arizona, Minnesota, and Missouri are expected to be significant sources of future growth for Commercial Banking.

The Commercial Real Estate group also experienced positive performance in 2004, with strong loan activity fueled by continued growth in the housing market and an increase in financing of investor-owned commercial real estate. At the end of 2004, M&I's commercial real estate portfolio reached $9.3 billion.

Small businesses, as well, continue to rely on M&I Bank for their financial needs. As a result, M&I Bank is once again the number-one U.S. Small Business Administration (SBA) lender in the state of Wisconsin, according to the SBA, and ranks in the top ten in both Arizona and Minnesota.



M&I's Commercial Real Estate group provided financing for Shea Commercial's Pima Commerce Center, an office condominium project in Scottsdale, Arizona, that provides small- to medium-sized businesses with the opportunity to own and customize their own offices. Businesses interested in moving into the 63,000-square-foot complex also have the opportunity to finance their purchase through M&I's Business Banking services.



Amy Sarles (right), Senior Vice President and Senior Credit Officer, M&I Private Bank; and Scott Holan (center), Vice President and Portfolio Manager, Marshall & Ilsley Trust Company N.A.; serve as advisors to Katie Heil, an M&I Wealth Management client.

Our Financial Institutions Group (FIG), specialists in serving financial institutions nationwide, continued to successfully cross-sell M&I's services. By taking advantage of M&I's comprehensive product selection, customers of FIG – including the smallest of financial institutions – have the tools they need to compete with even the largest banks, to better serve their customers. FIG's success outside of M&I's traditional footprint supports the philosophy that the Corporation can grow its business significantly without traditional bricks-and-mortar facilities. FIG customers can now be found in all 50 states; the FIG initiative has produced over 600 referrals and resulted in sales of over 200 new products and services.



Throughout the year, M&I worked to align its Wealth Management businesses to more effectively serve customers through M&I's personal trust services, commercial trust services, private banking services, asset management, and brokerage and insurance services. The goal is not only to grow each of these individual businesses, but to ensure they are tightly connected with Community Banking and Commercial Banking. As a result, high-net-worth individuals and institutional clients, such as foundations and corporations relying on M&I for employee benefit plans, have access to all these resources through one comprehensive relationship.

M&I Investment Management Corp. focused on investment performance and consistent returns, and at year-end had over $18 billion in assets under management. Marshall & Ilsley Trust Company N.A. had $76 billion in assets under administration, an all-time high. We continued to expand our brokerage services throughout the community banking system and worked to fully integrate our private banking and trust capabilities.

M&I's Commercial Trust division, a provider of 401(k) and other defined contribution plans, received 29 Best in Class awards in the Defined Contribution Survey conducted by *PLANSPONSOR* magazine. Clients rated M&I as a top-ranked retirement plan provider for the third year in a row.

Metavante Corporation – Forty Years of Innovation

Metavante Corporation celebrated 40 years of operations in 2004 and began the year committed to providing superior service to its clients and to grow its business internally and through acquisitions. Focused on financial services and payment solutions, Metavante made strategic acquisitions to move the company toward $1 billion in annual revenue. As a result, Metavante is even better positioned to add value and new products to serve its clients.



The first of eight acquisitions, beginning in November 2003, was Printing For Systems, Inc. (PSI), a Madison, Connecticut, provider of identification cards and related documents to the health-care insurance industry. Metavante saw a fit between its electronic funds transfer (EFT) and card-production services and PSI's customer needs. During 2004, PSI introduced health-care eligibility cards and health-care payment cards, and replaced traditional insurance ID cards with magnetic-striped plastic cards, thereby reducing the threat of identity theft by printing less personal data on the card.

From Paper to Plastic

PSI's health-care payment cards, which consumers use like debit cards, provide access to flexible spending accounts (FSA), health-care spending accounts, and health reimbursement arrangements.


MasterCard

The payment feature of these cards offers health plans and third party administrators a more efficient way to manage the financial payments and activities for benefit plans. The card's payment flexibility gives consumers immediate access to funds and reduces their out-of-pocket expenses or need to request reimbursement. Several national health-care insurance providers distribute the Metavante FSA cards to their clients.

Metavante actively participates in the macroeconomic shift from paper-based to electronic payments occurring in the United States. By acquiring New Jersey-based NYCE Corporation from First Data Corporation and other shareholders in July, Metavante added the ownership and operation of one of the nation's largest ATM networks and providers of PIN-based, point-of-sale debit card transactions to its comprehensive payment solutions.


Metavante

Opposite: *Ralph Rotermund, President, Printing For Systems, Inc.* ***Above:*** *Metavante's executive committee and CEO direct reports – Paul Danola, Senior Executive Vice President, Financial Services Group; Jamie Geschke, Executive Vice President, Financial Technology Services; Frank D'Angelo, Senior Executive Vice President, Payment Solutions Group; Donald Layden, Senior Vice President, Corporate Development; Brian Hurdis, Executive Vice President and Chief Information Officer; Debra Bronder, Senior Vice President, Human Resources and Administrative Support; Gary Nelson, Executive Vice President, Metavante Corporation, and President, Advanced Financial Solutions; Mike Hayford, Senior Executive Vice President and Chief Financial Officer; Gary Refinski, Executive Vice President, eBanking, Conversions and Professional Services; Frank Martire, President and Chief Executive Officer.*



Opposite: *Steven Rathgaber, President and Chief Operating Officer, NYCE Corporation.*

Above: *The NYCE Corporation Data Center in Secaucus, New Jersey, monitors the routing of ATM and PIN-debit transactions between nearly 1,900 financial institutions and numerous merchant locations nationwide. NYCE is the nation's third-largest electronic funds transfer network based on switch volume.*

The acquisition expanded Metavante's market reach, enabling Metavante to actively cross-sell financial technology products to nearly 1,900 NYCE financial institution clients. Metavante also is cross-selling NYCE network services to its core financial account-processing clients, of which nearly 10 percent already were NYCE participants.



Electronic Payments Exceed Checks

Providing convenient payment access at the point of sale is critical in today's environment where electronic-payment transactions surpassed paper check payments for the first time in 2003. The use of debit cards by Americans has been gaining steadily in popularity; meanwhile, in Canada, debit card use is the highest per capita of any country in the world. To help U.S. retailers provide added convenience for Canadians traveling and shopping in the U.S., NYCE in October became the first U.S. network to provide widespread cross-border PIN-debit access for five leading Canadian financial institutions. Within two weeks, Canadians had made PIN-debit purchases in all 50 states.



Metavante's prepaid debit cards allow issuers like M&I Bank to offer commercial customers sophisticated treasury-management tools. Businesses can replace paper checks with payroll cards that give employees access to their pay through ATM cash withdrawals. The cards are less expensive to produce and process than paychecks and help reduce the risk of lost or stolen checks. Prepaid gift cards can help businesses reward their employees as part of a bonus or incentive program. M&I Bank also works with its merchant clients to set up gift card programs for in-store use.

M&I Bank now makes gift cards available for individuals to purchase from any branch or on its website. The Visa®-branded gift cards may be used for purchases at millions of locations worldwide and provide customers with a unique means to honor an occasion or to say thank you.

Credit cards remain the most popular form of electronic payment and, in September, Metavante purchased Response Data Corporation (RDC), a Parsippany, New Jersey-based provider of services to leading consumer-credit issuers. RDC helps its clients grow their receivables and lower costs with solutions including balance transfer; convenience checks and cash advances; card-funded bill pay; refunds, rebates, and rewards; as well as fraud prevention, online reporting, and analysis. Metavante will build on the RDC client relationships and also cross-sell its services to other credit card-issuing financial institutions.

Check 21 Legislation Takes Effect

Perhaps the banking industry's most anticipated event in 2004 was the Check Clearing for the 21st Century Act, known as "Check 21," which became effective on October 28. The law permits banks to exchange an image for payment and reconciliation of paper checks instead of transporting checks between banks on a daily basis. By capturing and exchanging check images – a process that will occur through online exchange networks – banks eventually will reduce their costs and streamline a highly labor-intensive process.


AFS



In 2004, Metavante acquired the two industry-leading software providers of check image technology for financial institutions and check processors: Advanced Financial Solutions (AFS) of Oklahoma City, and VECTORsgi of Addison, Texas. Together the companies serve the range of financial institutions, with VECTORsgi having relationships with 41 of the top 50 U.S. banks. Each company also affiliates with one of the two leading national check-image exchange networks. With these acquisitions, Metavante gains new client relationships and positions itself to help financial account-processing clients transition to electronic check-image exchange – a business with adoption growth opportunity over the next several years.



Opposite: *Gary Nelson, President, Advanced Financial Solutions.*

Above: *Financial institutions in the United States and numerous foreign countries have licensed image-based and conventional check processing software from Oklahoma City-based Advanced Financial Solutions.*



Opposite, top: *Sydney Smith Hicks, President, VECTORsgi.*

Above: *Forty-one of the nation's 50 largest banks use VECTORsgi technology. The company, which operates from headquarters in Addison, Texas, provides software to support electronic check-image processing and image exchange, item processing, dispute resolution, and e-commerce solutions for financial institutions and corporations.*

With AFS, Metavante also acquired the Endpoint Exchange Network, the first operating U.S. check-image exchange network. It enables U.S. financial institutions to clear their check-based transactions by exchanging check images between its approximately 3,300 member institutions, including M&I Bank. By comparison, VECTORsgi developed the Distributed Traffic Agent for SVPCO, a clearinghouse owned by 19 of the nation's largest banks to facilitate national image exchange.



AFS and VECTORsgi each offer distributed capture technology, which eliminates the need for a business to take paper checks to a bank for deposit. M&I Bank and other financial institutions are using the AFS direct merchant software to allow merchants to capture front-and-back check images at their locations. Companies and banks using distributed capture should benefit from improved collection speed and reduced courier costs.



Committed to Core Processing

Payment systems, whether debit cards, electronic bill payments, or checks, require access to a funding account. This is where the Metavante commitment to core financial-account processing for deposits, loans, and investment accounts provides a marketplace advantage. With the ability to link more financial institutions and their core accounts to various payment networks, Metavante helps drive greater efficiencies for its clients.

In addition to its single platform for outsourced financial-account processing that serves nearly 500 institutions with approximately 16 million demand deposit accounts, Metavante also wanted to provide a software option for clients that process accounts in-house. In May 2004, Metavante acquired Kirchman Corporation, of Orlando, Florida, to fill that product gap.

Kirchman pioneered in-house core-processing software in 1968. Serving 800 clients, the Kirchman Bankway solution is scalable to meet the needs of any size bank from de novo to large bank holding companies. In addition, Kirchman has a number of valued data-center partnerships that provide clients with attractive outsourcing alternatives for the Bankway solution.

As banks renew their emphasis on branches and attracting and retaining deposit accounts, Metavante has seen increased interest in its branch and teller automation products as well as its customer relationship-management (CRM) product suite. In October 2004, Metavante acquired NuEdge Systems' marketing-automation and campaign-management products to integrate with its CRM solutions. NuEdge serves the financial institution, retail, and catalog markets.





In the first quarter of 2005, Metavante completed the acquisition of Prime Associates, Inc., another New Jersey company that provides anti-money laundering and regulatory-compliance software, which can be sold along with Metavante's enterprise risk-management consulting practices. Financial institutions need such software and consulting to comply with increased regulations driven by the USA PATRIOT Act and Bank Secrecy Act.

Metavante ended 2004 having renewed long-term contracts with 48 financial account-processing clients. Committed to providing its clients with products and services to help meet as many operating requirements as possible, Metavante remains focused on strategic investments – whether through internal development, partnerships, or acquisitions. The company begins 2005 with a greatly expanded suite of products and services to drive cross-selling throughout its family of companies.



Opposite, top: *Rachel Landrum, President, Kirchman Corporation.*
Above: *Founded in 1968, Kirchman Corporation, which operates from this campus in Orlando, Florida, provides bank automation software and compliance services to the banking industry, with 800 financial institution clients.*


WASHINGTON
PARK
NEIGHBORHOOD

Opposite, top: *Employees from M&I Bank, Green Bay, helped build a house as part of M&I Community Day.*
Opposite, bottom: *Dennis Kuester, Chairman and CEO of Marshall & Ilsley Corporation, and Co-chair of the United Way Community Campaign in Greater Milwaukee, with Deajanique Downie, who helped reveal that the campaign raised a total of $37 million to fund United Way programs.*
Above: *Metavante Corporation employees lent a hand to help beautify a Milwaukee neighborhood for M&I Community Day.*

A Strong Commitment to Our Communities

If we measured Marshall & Ilsley Corporation's achievements in numbers alone, we'd be ignoring one of the most critical contributors to our success: the energy and enthusiasm our employees bring to the workplace, and their dedication and commitment to making our communities a better place to live. Every day, you'll find M&I employees hard at work in their communities, volunteering their time to the organizations and causes most important to them.


women
BUILD

Therefore, it's not surprising that our employees were also eager to lend a hand for the fourth annual *M&I Community Day,* an all-employee effort to make a difference in the communities we serve. Over 2,500 employees in 158 communities participated in volunteer activities that benefited over 100 organizations. From a collection to benefit hurricane victims in Florida, to beautifying a veterans' center in Racine, Wisconsin, to holding a food drive in Braintree, Massachusetts, M&I employees went the extra mile to make *M&I Community Day* a success.



In addition to taking a hands-on approach to community service, M&I employees also generously support fundraising efforts throughout the year. In 2004, M&I employees were once again quick to respond, wherever their help was needed most – whether in their own backyard, or thousands of miles away. Following the tsunami in south Asia, employees rallied to raise over $140,000 as part of a matching gifts challenge; M&I matched employee donations, up to $100,000, to benefit the victims of this disaster. In addition, M&I and its employees gave generously to the 2004 United Way Community Campaign, donating over $1.9 million in Greater Milwaukee alone.

Marshall & Ilsley Corporation
Mission Statement

Marshall & Ilsley Corporation is committed to an environment in which . . .

. . . our ***Customers*** receive high-quality financial services consistent with sound, honest, and progressive business practices.

. . . our ***Employees*** are inspired to excel and grow, both personally and professionally, in an atmosphere of trust, integrity, and respect.

. . . our ***Shareholders*** receive a favorable, long-term return on their investment.

. . . the ***Community*** becomes a better place to live as a result of our leadership and commitment.

Marshall & Ilsley Corporation
Officers

Dennis J. Kuester
Chairman of the Board, President and Chief Executive Officer, Marshall & Ilsley Corporation
Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank
Chairman of the Board, Metavante Corporation

Mark F. Furlong
Executive Vice President, Marshall & Ilsley Corporation
President, M&I Marshall & Ilsley Bank

John M. Presley
Senior Vice President and Chief Financial Officer, Marshall & Ilsley Corporation

Ryan R. Deneen
Senior Vice President and Director of Corporate Tax, Marshall & Ilsley Corporation

Thomas R. Ellis
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank

Randall J. Erickson
Senior Vice President, General Counsel, and Corporate Secretary, Marshall & Ilsley Corporation

Mark R. Hogan
Senior Vice President and Chief Credit Officer, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank

Patricia R. Justiliano
Senior Vice President and Corporate Controller, Marshall & Ilsley Corporation

Beth D. Knickerbocker
Senior Vice President and Chief Risk Officer, Marshall & Ilsley Corporation

Kenneth C. Krei
Senior Vice President, Marshall & Ilsley Corporation
Chairman of the Board, President and Chief Executive Officer, Marshall & Ilsley Trust Company N.A.
Chairman of the Board, M&I Investment Management Corp.

Nancy A. Maas
Senior Vice President and Director of Corporate Marketing, Marshall & Ilsley Corporation

Frank R. Martire
Senior Vice President, Marshall & Ilsley Corporation
President and Chief Executive Officer, Metavante Corporation

Thomas J. O'Neill
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank
President, M&I Bank FSB

Paul J. Renard
Senior Vice President and Director of Human Resources, Marshall & Ilsley Corporation

John L. Roberts
Senior Vice President, Marshall & Ilsley Corporation
President, M&I Support Services Corp.

Thomas A. Root
Senior Vice President and Audit Director, Marshall & Ilsley Corporation

Donald H. Wilson
Senior Vice President and Corporate Treasurer, Marshall & Ilsley Corporation

Marshall & Ilsley Corporation

Board of Directors

Directors

Dennis J. Kuester
Chairman of the Board, President and Chief Executive Officer, Marshall & Ilsley Corporation
Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank
Chairman of the Board, Metavante Corporation

Richard A. Abdoo
Chairman of the Board and Chief Executive Officer, retired, Wisconsin Energy Corporation, a holding company with subsidiaries in utility and non-utility businesses
Chairman of the Board, retired, We Energies

David L. Andreas
Former President and Chief Executive Officer, National City Bancorporation, a bank holding company

Andrew N. Baur
Chairman of the Board, Southwest Bank of St. Louis

Jon F. Chait
Chairman of the Board and Chief Executive Officer, Hudson Highland Group, Inc., a provider of workforce staffing and search services

Bruce E. Jacobs
President and Chief Executive Officer, Grede Foundries, Inc., a manufacturer of gray and ductile iron, steel, and alloyed castings

Ted D. Kellner, CFA
Chairman of the Board and Chief Executive Officer, Fiduciary Management, Inc., an investment management firm

Katharine C. Lyall
President, retired, University of Wisconsin System

John A. Mellowes
Chairman of the Board and Chief Executive Officer, Charter Manufacturing Company, Inc., a producer of bar, rod, wire, and wire parts for the auto industry and other industries

Edward L. Meyer, Jr.
Vice Chairman, Sanimax Corporation, a processor and manufacturer of various rendered products

San W. Orr, Jr.
Chairman of the Board, Wausau-Mosinee Paper Corporation

Robert J. O'Toole
Chairman of the Board and Chief Executive Officer, A.O. Smith Corporation, a manufacturer of electric motors and water systems technologies

Peter M. Platten III
Vice Chairman of the Board, retired, Marshall & Ilsley Corporation

Robert A. Schaefer
Former Executive Vice President and Chief Operating Officer, retired, Security Capital Corporation, a bank holding company

John S. Shiely
Chairman of the Board, President and Chief Executive Officer, Briggs & Stratton Corporation, a manufacturer of gasoline engines for outdoor power equipment

James A. Urdan
Partner, retired, Quarles & Brady, a law firm

Debra S. Waller
Chairman of the Board and Chief Executive Officer, Jockey International, Inc., a manufacturer of undergarments

George E. Wardeberg
Vice Chairman of the Board, retired, Wisconsin Energy Corporation, a holding company with subsidiaries in utility and non-utility businesses

James B. Wigdale
Chairman of the Board, retired, Marshall & Ilsley Corporation

Directors Emeriti
Oscar C. Boldt
Wendell F. Bueche
Glenn A. Francke
Burleigh E. Jacobs
James F. Kress
Don R. O'Hare
Stuart W. Tisdale
James O. Wright
Gus A. Zuehlke

Marshall & Ilsley Corporation – 770 North Water Street – Milwaukee, WI 53202
(414) 765-7700 www.micorp.com

Affiliate Boards

M&I Marshall & Ilsley Bank

770 North Water Street
Milwaukee, WI 53202
(414) 765-7700 www.mibank.com

Directors

Dennis J. Kuester
Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank
Chairman of the Board, President and Chief Executive Officer, Marshall & Ilsley Corporation
Chairman of the Board, Metavante Corporation

Mark F. Furlong
President, M&I Marshall & Ilsley Bank
Executive Vice President, Marshall & Ilsley Corporation

Richard A. Abdoo
Chairman of the Board and Chief Executive Officer, retired, Wisconsin Energy Corporation
Chairman of the Board, retired, We Energies

Bruce E. Jacobs
President and Chief Executive Officer, Grede Foundries, Inc.

James A. Urdan
Partner, retired, Quarles & Brady

George E. Wardeberg
Vice Chairman of the Board, retired, Wisconsin Energy Corporation

James B. Wigdale
Chairman of the Board, retired, Marshall & Ilsley Corporation

Directors Emeriti
Wendell F. Bueche
John E. Forester
Carl L. Gosewehr
Burleigh E. Jacobs
Orville R. Mertz
David F. Nelson
Douglas Seaman
Leo E. Suycott
Stuart W. Tisdale
James O. Wright

Arizona

Community Bank Advisory Board

Dennis R. Jones
Chairman and President, M&I Marshall & Ilsley Bank, Arizona

John G. Barry
Executive Vice President and Commercial Bank Manager, M&I Marshall & Ilsley Bank, Arizona

Gary S. Clancy
Managing Member, Recycled Business Systems, L.L.C.

P. Robert Fannin
Partner, Steptoe & Johnson, LLP

Michael C. Francis
Owner/Manager, Francis Insurance Agency

Charles F. Sands
President, Nutribiotech LLC; JED C, LLC

Richard H. Whitney
Partner, Gust Rosenfeld P.L.C.

D. Otis Wolkins
Vice President, retired, GTE Service Corporation

Stephen A. Wood
President, Insurers Administrative Corporation

Leyton S. Woolf, Jr.
Owner/Farmer, Woolf Roses, L.L.C.

Minnesota

Community Bank Advisory Board

Kim Culp
Chairman, M&I Marshall & Ilsley Bank, Minnesota Region

Bradley D. Chapin
President, M&I Marshall & Ilsley Bank, Minnesota

David L. Andreas
Former President and Chief Executive Officer, National City Bancorporation

Marty Chorzempa
Chairman, retired, Richfield Bank & Trust

Mike Fiterman
President and Chief Executive Officer, Liberty Diversified Products

Esperanza Guerrero-Anderson
President and Chief Executive Officer, Milestone Growth Fund, Inc.

Michael Horovitz
Owner and President, Minneapolis Glass Company

Katie Kelley
Executive Vice President, M&I Marshall & Ilsley Bank, Minnesota

David Malmberg
Chairman of the Board, Sagebrush Corporation

Sheldon Wert
Former President and Chief Executive Officer, Century Bancshares, Inc.

Appleton, WI

Community Bank Advisory Board

David J. Gitter
President, M&I Marshall & Ilsley Bank, Appleton

Thomas J. Boldt
Chief Executive Officer, The Boldt Company

John A. Bykowski
President and Chief Executive Officer, Secura Insurance Companies

Joyce A. Bytof
President, Coldwell Banker The Real Estate Group, Inc.

Stephen M. Evans
President, Evans Title Companies, Inc.

James R. Hayes
President and Chief Executive Officer, retired, Hayes Manufacturing Group, Inc.

Paul J. Heid
President, Heid Music Company, Inc.

Mary M. Hosmer
Account Executive/Owner, Insurance Services, Inc.

John E. Pfefferle
President, Grubb & Ellis/Pfefferle

Dennis M. Sheen
Regional Director, Northeast Region, Marshall & Ilsley Trust Company N.A.

Lawrence W. Wirth
President, retired, Presto Products, Inc.

Director Emeritus
Gus A. Zuehlke

Affiliate Boards

Ashland, WI
Community Bank Advisory Board

Peter P. Viater
President,
M&I Marshall & Ilsley Bank,
Ashland

Paul R. Bretting
Vice President,
C. G. Bretting Manufacturing
Company, Inc.

Donald N. Marcouiller
Regional Administrator,
Wisconsin Indianhead
Technical College,
Ashland Campus

Leslie J. Whiteaker
Vice President and
Chief Financial Officer,
Memorial Medical Center

Brookfield, WI
Community Bank Advisory Board

Irv Hansen
Chairman,
M&I Marshall & Ilsley Bank,
Brookfield

J. Nathan Cunniff
President,
M&I Marshall & Ilsley Bank,
Brookfield

Robert H. Eldridge
Executive Vice President and
Secretary-Treasurer, retired,
Briggs & Stratton Corporation

John R. Evans
President, retired,
Evans Brothers Company, Inc.

Andrew J. Fleckenstein
Trustee, Fleck Foundation

W. P. Halquist
Chairman of the Board,
Halquist Stone Co., Inc.

James E. Keyes
Chairman of the Board,
KSM Industries, Inc.

James M. Leef
President,
Industrial Towel &
Uniform, Inc.

Gordon J. Liebl
President,
A. L. Schutzman Co., Inc.

Aldo Madrigrano
President,
W.O.W. Distributing Co., Inc.

Randall J. Wright
President and
Chief Executive Officer,
Empire Level Mfg. Corp.

Directors Emeriti
Glenn A. Francke
Philip K. Harvey
John P. Metzger
Gerry E. Seider
Donald A. Trepte

Burlington, WI
Community Bank Advisory Board

James R. Bauman
Chairman,
M&I Marshall & Ilsley Bank,
Burlington

Glenda Dupons
President, Bear Realty Inc.

Frederick J. Koenen
Chairman of the Board,
Reineman's True Value Inc.

John L. Malchine
Farmer

Lawrence Smith
Larry's Barber Shop

James F. Weis
President,
May's Insurance Agency

Eagle River, WI
Community Bank Advisory Board

James E. Levandoski
President,
M&I Marshall & Ilsley Bank,
Eagle River

Al Block
Owner, retired,
A. L. Block Realty

Al Bybee
Food Broker, retired

C. Randall Cox
Consultant, retired

T. J. Doyle, D.D.S.
Dentist, retired

Thomas Gaffney
Owner, retired,
Gaffney Funeral Home

Darryl Gremban, D.D.S.
Dentist, retired

Richard D. Hansen
President, retired,
M&I Marshall & Ilsley Bank,
Eagle River

Affiliate Boards

Eau Claire, WI

Community Bank Advisory Board

Robert R. Hood
President,
M&I Marshall & Ilsley Bank,
Eau Claire

James D. Myers
Vice President,
Pleasant Hill Farm, Inc.

Peter B. Scobie
President,
R. W. Scobie, Inc.

Steven R. Senn
Chief Executive Officer,
Senn Blacktop, Inc.

Roger R. Sipple
Roger & Donald Sipple Farm

Daniel J. Toycen
President,
Toycen Motors, Inc.
President,
Toycen of Ladysmith, Inc.

Kenneth C. Vance
President,
Ken Vance Car City Inc.
President,
Ken Vance Motors, Inc.

Green Bay, WI

Community Bank Advisory Board

Michael D. Simmer
President,
M&I Marshall & Ilsley Bank,
Green Bay

Richard G. Baumgarten
President, retired,
M&I Fox Heights Bank

Bernard E. Dahlin
President,
Nicols Paper Products

John M. Jones
Executive Vice President and
Chief Operating Officer,
Green Bay Packers

Michael J. Langenhorst
President and CEO,
Anamax Group, U.S.,
a division of
Sanimax Corporation

Peter D. Mancuso
Chief Executive Officer,
Lindquist Machine Co.

Edward L. Meyer, Jr.
Vice Chairman,
Sanimax Corporation

Ann M. Murphy
Vice President,
Murphy Development, Inc.

Thomas M. Olejniczak
Partner, Liebmann, Conway,
Olejniczak & Jerry, S.C.

Peter M. Platten III
Former Chairman of the Board,
M&I Bank Northeast
Vice Chairman of the Board,
retired, Marshall & Ilsley
Corporation

Ronald A. Weyers

Directors Emeriti
William R. Bodart
Carl Farah
Michael B. Gage

Hartland, WI

Community Bank Advisory Board

Arthur T. Kraemer
Chairman,
M&I Marshall & Ilsley Bank,
Hartland

Scott A. Kraemer
President,
M&I Marshall & Ilsley Bank,
Hartland

Steven C. Boysa
Chairman of the Board,
Creative Equities Company, Inc.

Robert C. Goff
President, Goff's Auto Body, Inc.

Stanley F. Hack
Attorney

Donald L. McNeil
Retired, Executive Director, Inc.

Richard A. Natalizio
Chairman of the Board,
HNI Company, Inc.

Charles L. Rushman
Chairman,
First Weber Realty

Paul J. Schmidt
President, retired,
Collections Unlimited, Inc.

Sheldon Volk
Executive Vice President, retired,
M&I Lake Country Bank

Dennis H. Wollenzien
President and
Chief Operating Officer, retired,
M&I Lake Country Bank

Directors Emeriti
Patrick A. Corcoran
Anton R. Grasch
Charles J. Herro
William Hollenbeck
J. Scott Kestly
Richard K. Mueller
August U. Pabst
Charles A. Perry
Richard A. Schmidt
Thomas J. Waldera

Janesville, WI

Community Bank Advisory Board

Ronald K. Ochs
President,
M&I Marshall & Ilsley Bank,
Janesville

Frank E. Bauchiero
Consultant

J. Michael Borden
President,
Hufcor, Inc.

Mark A. Cullen
President,
J. P. Cullen & Sons

Richard L. Dashnaw
Retired,
Coltec Industries

John H. Franz
Consultant

Dennis L. Hansch
Attorney,
Nowlan & Mouat

Charles H. Harker
President,
Mid-States Concrete

Mary E. Kilkenny
Broker,
Keefe Real Estate

James F. Ruethling
Administrator,
Beloit Clinic, S.C.

David A. Weber
President,
Mode Industries, Inc.

Director Emeritus
Donald P. Ryan

Affiliate Boards

Kenosha, WI
Community Bank Advisory Board

Kenneth L. Fellman
*President,
M&I Marshall & Ilsley Bank,
Kenosha*

Mario Garetto, M.D.
Gastroenterologist

Robert G. Terwall
*President,
Cherry Electrical Products*

Dennis Vignieri
*President and
Chief Executive Officer,
Kenosha Beef
International Limited*

Michael W. Wells
*President,
Frank L. Wells Company*

La Crosse, WI
Community Bank Advisory Board

Ronald A. Wessels
*President,
M&I Marshall & Ilsley Bank,
La Crosse*

Dr. Julio J. Bird, M.D.
Gundersen Lutheran

Karl J. Brickl
*President,
Brickl Bros., Inc.*

Russell J. Callahan, Jr.
Retired, Herbergers

Randolph A. Eddy, Sr.
*President,
Carrier Insurance Agency*

Barbara Skogen
*Vice President,
Skogen's Foodliner, Inc.*

Madison, WI
Community Bank Advisory Board

Robert A. Schlicht
*President,
M&I Marshall & Ilsley Bank,
Madison*

Timothy B. Erdman
*Vice Chairman,
Marshall Erdman & Assoc.*
*Chairman and CEO,
Erdman Holdings*

John M. Flesch
*Executive Vice President
and Treasurer,
Gordon Flesch Company, Inc.*

Harold F. Mayer
*Vice President Operations, retired,
Oscar Mayer Foods Corp.*

Robert F. O'Loughlin
*President,
Softspikes, Inc.*

Richard R. Renk
*President,
The Renk Seed Company*

Douglas G. Reuhl
*President,
American of Madison*

Terry K. Shockley
*President,
Shockley Group, Inc.*

Jay L. Smith
*President,
JLS Investment Group*

F. Charles Steinhauer
*Vice President,
Madison Dairy Produce*

Jerry J. Weygandt
*Professor of Accounting,
UW School of Business*

Marshfield, WI
Community Bank Advisory Board

Alan D. Nystrom
*President,
M&I Marshall & Ilsley Bank,
Marshfield*

John Baltus
*President,
Baltus Oil Co.*

Donald Boon
*President,
Boon Construction*

Ronald D. Doine
*President,
Doine Excavating, Inc.*

Terry Frankland
*General Manager,
V&H, Inc.*

Kenneth F. Heiman
*Owner,
Nasonville Dairy, Inc.*

Ronald Maurer
*President,
Maurer Roofing*

Directors Emeriti
*Vernon Baltus
Floyd Hamus
Robert O. Heck
Ken Heiting
James W. Hewitt
John W. Koenig
Robert Solberg
James F. Sternweis
Lawrence I. Thill
Warner G. Von Holzen
Frederick J. Wenzel
Ronald Wiskerchen*

Affiliate Boards

Mayville, WI
Community Bank Advisory Board

Kevin E. Volm
President,
M&I Marshall & Ilsley Bank,
Mayville

Melvin Drinkwine
Retired, Tab Products Co.

Leo R. Fisher
Chairman of the Board, retired,
M&I Bank of Mayville

Dennis M. Kemmel
Owner,
Kemmel Insurance Agency

George F. Olson
Sales and Engineering,
W. G. Strohwig
Tool & Die, Inc.

Roy Rohlinger
Vice President,
Rohlinger Construction, Inc.

Stanley A. Waas
President,
Waas Boring & Cable, Inc.

Menomonee Falls, WI
Community Bank Advisory Board

Richard C. Becker
President,
M&I Marshall & Ilsley Bank,
Menomonee Falls

Ronald R. Bast
President,
Riteway Bus Service, Inc.

Robert E. Drisner
President and
Chief Executive Officer, retired,
Community Health Care Services

Donald H. Nimmer
Chief Executive Officer,
Enercon Industries Corporation

Michael Richardson
President,
Richardson Financial Group, Inc.

Douglas H. Stadelmann
President,
Stadelmann Engineering, Inc.

Directors Emeriti
Gerald S. Parshalle
Don A. Schneiders
A. W. Zillmer

Merrill, WI
Community Bank Advisory Board

John F. Koch
President,
M&I Marshall & Ilsley Bank,
Merrill

Brian Arndorfer
Assistant Vice President,
Church Mutual
Insurance Company

Edward G. Chartier
Retired

Lance R. Nienow
Chief Executive Officer,
Weinbrenner Shoe Co.

Gary L. Schulze
Vice President,
Victory Clinic Pharmacy, Inc.

David B. Smith
Consultant and Private Investor

Director Emeritus
Thomas J. Young

Oshkosh, WI
Community Bank Advisory Board

Steven R. Schmudlach
President,
M&I Marshall & Ilsley Bank,
Oshkosh

Cristopher Bumby
President and
Chief Executive Officer,
Admanco, Inc.

Jere Chapin
President, retired,
M&I Central State Bank

Dennis Elmer
Food Broker

H. Andersen Lyke
President,
Lyke Corporation

Dennis E. Schwab
President,
Coldwell Banker - Schwab
Realty Ltd.

Affiliate Boards

RACINE, WI

Community Bank Advisory Board

Timothy J. Majcen
President,
M&I Marshall & Ilsley Bank,
Racine

Matthew L. Andis
President,
Andis Company

Thomas L. Beck
President,
Unico, Inc.

James O. Parrish
Vice President, Finance,
retired, Twin Disc, Inc.

David B. Rayburn
President,
Modine Manufacturing
Company

Directors Emeriti
Kenneth Jensen
David J. Munroe
Earl E. Richter
Ernest C. Styberg, Jr.
Willard T. Walker, Sr.
Harold C. Weiss

RHINELANDER, WI

Community Bank Advisory Board

Dale J. Opperman
President,
M&I Marshall & Ilsley Bank,
Rhinelander

Ted S. Baginski, Jr.
President,
Ted Baginski and Sons Inc.

Fred A. Berner
Editor, Antigo Daily Journal
Officer, Berner Bros. Publishing

William J. Cousineau
President,
Cousineau Auto Parts, Inc.

Kirby H. Roen
Director - Sector Planning,
Citizens Communications

Irving Schiek III, M.D.
Retired

Dr. Martin R. Smith
President, Foster & Smith, Inc.

SHAWANO, WI

Community Bank Advisory Board

Jeffrey P. Mace
President,
M&I Marshall & Ilsley Bank,
Shawano

James A. Kasten
Vice President - Fluid Milk,
Employee & Member Services,
Foremost Farms

Russell L. Obermeier
Owner, Maple Creek Wildlife
President and Owner,
Obermeier & Associates
President and Owner,
Cloverleaf Sand and Gravel, Inc.

Larry J. Rose
CPA/PFS, Shareholder,
Kerber, Rose & Associates, S.C.
Financial Consultant,
First Choice Financial
Services, LLC

Russell P. Schmidt
Retired

Jerry J. Senzig
President and Owner,
retired, Senzig's, Inc.

Gary J. Tauchen
Treasurer,
Tauchen Harmony Valley, Inc.

SHEBOYGAN, WI

Community Bank Advisory Board

Gary D. Maples
President,
M&I Marshall & Ilsley Bank,
Sheboygan

Ronald E. Begalke
Executive Vice President,
retired, Sargento Cheese Co.

Terence P. Fox
Attorney at Law,
Kummer, Lambert & Fox, LLP

Reynolds K. Honold
President, retired,
Aldag/Honold Mechanical, Inc.

Michael D. Muth
Chairman of the Board and
Chief Executive Officer,
K. W. Muth Company

David Quasius
President,
Quasius Construction, Inc.

Affiliate Boards

Stevens Point, WI
Community Bank Advisory Board

Robert A. Schmidt
President,
M&I Marshall & Ilsley Bank,
Stevens Point

James E. Anderson
President,
Ellis Stone Construction
Company, Inc.

Marilynn J. Chesbrough

Robert L. Cooper
President,
Cooper Dental

Jeffrey L. Martin
President and CEO,
St. Michael's Hospital

Richard W. Okray
Secretary,
Okray Family Farms, Inc.

Thomas W. Rause
President and
Chief Executive Officer,
Rause Management, Inc.

Ronald T. Skrenes
Attorney,
Anderson, O'Brien,
Bertz, Skrenes & Golla

Herbert M. Theisen
President,
Theisen's Lumber and
Millwork, Inc.

Directors Emeriti
Leonard F. DeBaker
Bennett C. Katz
David Ross Miller
Gerald M. O'Brien
Joseph J. Okray
Robert W. Worth

Superior, WI/ Duluth, MN
Community Bank Advisory Board

James E. Zastrow
President,
M&I Marshall & Ilsley Bank,
Superior/Duluth

James Banks
President and
Chief Executive Officer,
Allouez Marine Supply, Inc.

John H. Hendricks
Of Counsel, Knudson,
Gee & Torvinen, S.C.

Mary Millard
President,
Millard & Associates, Inc.

Fred Shusterich
President,
Midwest Energy Resources

Directors Emeriti
Richard Buth
James Tracy

Watertown, WI
Community Bank Advisory Board

John H. Ebert
President,
M&I Marshall & Ilsley Bank,
Watertown

Richard Baker
Baker-Rullman Mfg., Inc.

Robert A. Bender
Attorney

William J. Kwapil, Jr.
Seven-Up Bottling Co.

Directors Emeriti
V. R. Bauman
E. W. McFarland

Wausau, WI
Community Bank Advisory Board

Hugh E. Jones
President,
M&I Marshall & Ilsley Bank,
Wausau

Edward J. Creske
Chief Executive Officer,
Wausau Tile, Inc.

Dwight E. Davis
President and
Chief Executive Officer,
Greenheck Fan Corporation

Richard D. Dudley
Chairman,
Dudley Investments LLC

David L. Eisenreich
President, Regal-Beloit
Motor Technologies Group

Thomas J. Howatt
President and Chief Executive
Officer, Wausau-Mosinee
Paper Corporation

Ronald L. Klimisch
President,
Wausau Supply Company

Alfred P. Moore
Division President, Fiserv Health

San W. Orr, Jr.
Chairman of the Board,
Wausau-Mosinee
Paper Corporation

Floyd G. Shelton
President,
Superior Floor Company, Inc.

John L. Skoug
Chairman and
Chief Executive Officer,
Marathon Cheese Corporation

Neil F. Slamka
Vice President and
General Manager,
Green Bay Packaging, Inc.

Paul A. Spaude
Chief Administrative Officer,
Aspirus, Inc.

Stanley F. Staples, Jr.
Chairman of the Board,
Alexander Properties, Inc.

Affiliate Boards

West Bend, WI
Community Bank Advisory Board

Richard L. Leitheiser
President,
M&I Marshall & Ilsley Bank,
West Bend

Thomas R. Bast
Chairman of the Board, retired,
M&I First National Bank

Mark A. Hauser
Partner,
Kieckhafer Dietzler
Hauser & Co.

Steven C. Johnson
President,
Johnson School Bus Service, Inc.

Thomas W. Kieckhafer
Retired

Mark A. Nielsen
President,
Cochran Sign Company, Inc.

Director Emeritus
Charles H. Johnson

M&I Bank FSB
3993 Howard Hughes Parkway
Suite 100
Las Vegas, NV 89109
(702) 737-3910

Directors

Thomas J. O'Neill
President, M&I Bank FSB

Senior Vice President,
Marshall & Ilsley Corporation

Executive Vice President,
M&I Marshall & Ilsley Bank

Randall J. Erickson
Senior Vice President,
General Counsel, and
Corporate Secretary,
Marshall & Ilsley Corporation

Patricia R. Justiliano
Senior Vice President and
Corporate Controller,
Marshall & Ilsley Corporation

John L. Roberts
Senior Vice President,
Marshall & Ilsley Corporation

President,
M&I Support Services Corp.

Donald H. Wilson
Senior Vice President and
Corporate Treasurer,
Marshall & Ilsley Corporation

Southwest Bank of St. Louis
2301 South Kingshighway
St. Louis, MO 63110
(314) 776-5200
www.mysouthwestbank.com

Directors

Andrew N. Baur
Chairman,
Southwest Bank of St. Louis

Andrew S. Baur
President and
Chief Executive Officer,
Community Banking,
Southwest Bank of St. Louis

Robert J. Witterschein
President and
Chief Executive Officer,
Commercial Banking,
Southwest Bank of St. Louis

Halvor B. Anderson
Retired,
Manufacturing Executive

John T. Baumstark
President,
Archway Sales, Inc.

John G. Brunner
Chief Executive Officer,
Vi-Jon Laboratories, Inc.

William H. T. Bush
Chairman,
Bush-O'Donnell & Co., Inc.

Francis C. Cunetto
President,
Cunetto House of Pasta, Inc.

Donald Danforth III
President,
City Academy

Robert E. Flynn III
President,
Berry Grant Company

Peter S. Frane
Vice President,
Olympic Marine, Inc.

Richard A. Grebel
President,
KCI Construction

Frederick O. Hanser
Vice Chairman,
St. Louis Cardinals, L.P.

Richard G. Millman
President,
Millman Lumber Co.

Edward T. Noland
President,
Pharma Tech Industries, Inc.

Almira B. Sant
Retired, Publisher

Directors Emeriti
Linn H. Bealke
Edward C. Berra
William J. Freschi
G. Fred Heimburger
Charles W. Hrebec, Jr.
Charles A. Zone

Affiliate Boards

MARSHALL & ILSLEY TRUST COMPANY N.A.

1000 North Water Street
Milwaukee, WI 53202
(414) 287-8700

Directors

Kenneth C. Krei
Chairman of the Board, President and Chief Executive Officer, Marshall & Ilsley Trust Company N.A.
Chief Executive Officer, M&I Investment Management Corp.
Senior Vice President, Marshall & Ilsley Corporation

Thomas R. Ellis
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank

Mark F. Furlong
Executive Vice President, Marshall & Ilsley Corporation
President, M&I Marshall & Ilsley Bank

Daniel L. Kaminski
Vice President, Chief Financial Officer, and Secretary, Marshall & Ilsley Trust Company N.A.

Dennis J. Kuester
Chairman of the Board, President and Chief Executive Officer, Marshall & Ilsley Corporation
Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank
Chairman of the Board, Metavante Corporation

Thomas J. O'Neill
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank
President, M&I Bank FSB

John M. Presley
Senior Vice President and Chief Financial Officer, Marshall & Ilsley Corporation

Daryl J. Waszak, CFA
Senior Vice President, Wealth Management, Marshall & Ilsley Trust Company N.A.

ARIZONA

Community Trust Advisory Board

Kenneth C. Krei
Chairman of the Board, President and Chief Executive Officer, Marshall & Ilsley Trust Company N.A.
Chief Executive Officer, M&I Investment Management Corp.
Senior Vice President, Marshall & Ilsley Corporation

Mark B. Bonsall
Chief Financial Executive and Associate General Manager of Commercial and Customer Services, Salt River Project

Joseph J. Campanella
President and Chief Executive Officer, retired, Jet Aviation

Anthony V. Carollo
Chairman and Chief Executive Officer, retired, Syntellect

P. Robert Fannin
Attorney, Steptoe & Johnson LLP

Jack B. Jewett
Senior Vice President of Public Policy, TMC Healthcare

Dennis R. Jones
Chairman and President, M&I Marshall & Ilsley Bank, Arizona

Thomas C. Lathrop
Chairman, retired, M&I Thunderbird Bank

The Honorable John C. Pritzlaff, Jr.
Chairman of the Board and President, Rockmount Corporation

Robert E. Templin
Executive Vice President, retired, Northwestern Mutual Life Insurance Company

FLORIDA

Community Trust Advisory Board

Kenneth C. Krei
Chairman of the Board, President and Chief Executive Officer, Marshall & Ilsley Trust Company N.A.
Chief Executive Officer, M&I Investment Management Corp.
Senior Vice President, Marshall & Ilsley Corporation

Morry L. Birnbaum
Chairman Emeritus, Marshall & Ilsley Trust Company N.A.

Glen R. Bomberger
Executive Vice President and Chief Financial Officer, retired, A. O. Smith & Company

Dennis D. Finnigan
Vice President, retired, M&I Marshall & Ilsley Bank

William B. French
Senior Vice President, retired, M&I Marshall & Ilsley Bank

Charlotte A. Friede
Community Volunteer

Barbara W. Moore
Director, DSLT, Inc.

Stephen A. Saldanha
Chairman and Chief Executive Officer, MTS Telecommunications, Inc.
Chairman, Pacer International Holding, Inc.

William A. Wade
President, Marshall & Ilsley Trust Company N.A., Florida

Jeffrey V. Williams
Chairman of the Board, retired, Marshall & Ilsley Trust Company N.A.

Affiliate Boards

M&I Investment Management Corp.

1000 North Water Street
Milwaukee, WI 53202
(414) 287-7300

Directors

Kenneth C. Krei
Chief Executive Officer, M&I Investment Management Corp.
Chairman of the Board, President and Chief Executive Officer, Marshall & Ilsley Trust Company N.A.
Senior Vice President, Marshall & Ilsley Corporation

Tommy O. Huie, CFA
President and Chief Investment Officer, M&I Investment Management Corp.

Daniel L. Kaminski
Vice President, Chief Financial Officer, and Secretary, Marshall & Ilsley Trust Company N.A.

Daryl J. Waszak, CFA
Senior Vice President, Wealth Management, Marshall & Ilsley Trust Company N.A.

Metavante Corporation

4900 West Brown Deer Road
Milwaukee, WI 53223
(800) 236-3282
www.metavante.com

Directors

Dennis J. Kuester
Chairman of the Board, Metavante Corporation
Chairman of the Board, President and Chief Executive Officer, Marshall & Ilsley Corporation
Chairman of the Board and Chief Executive Officer, M&I Marshall & Ilsley Bank

Frank R. Martire
President and Chief Executive Officer, Metavante Corporation
Senior Vice President, Marshall & Ilsley Corporation

Randall J. Erickson
Senior Vice President, General Counsel, and Corporate Secretary, Marshall & Ilsley Corporation

Mark F. Furlong
Executive Vice President, Marshall & Ilsley Corporation
President, M&I Marshall & Ilsley Bank

Michael D. Hayford
Senior Executive Vice President and Chief Financial Officer, Metavante Corporation

M&I Support Services Corp.

770 North Water Street
Milwaukee, WI 53202
(414) 765-7700

Directors

John L. Roberts
President, M&I Support Services Corp.
Senior Vice President, Marshall & Ilsley Corporation

Thomas R. Ellis
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank

Kenneth C. Krei
Chairman of the Board, President and Chief Executive Officer, Marshall & Ilsley Trust Company N.A.
Chief Executive Officer, M&I Investment Management Corp.
Senior Vice President, Marshall & Ilsley Corporation

Thomas J. O'Neill
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank
President, M&I Bank FSB

M&I Community Development Corporation

933 North Mayfair Road, Suite 211
Wauwatosa, WI 53226
(414) 256-6555

Directors

Robert J. Nicol
President, M&I Community Development Corporation

Randall J. Erickson
Senior Vice President, General Counsel, and Corporate Secretary, Marshall & Ilsley Corporation

Thomas J. O'Neill
Senior Vice President, Marshall & Ilsley Corporation
Executive Vice President, M&I Marshall & Ilsley Bank
President, M&I Bank FSB

Scott O. Sheaffer
Vice President, M&I Marshall & Ilsley Bank

James A. Urdan
Partner, retired, Quarles & Brady

Donald H. Wilson
Senior Vice President and Corporate Treasurer, Marshall & Ilsley Corporation

Selected Financial Data

Years ended December 31 ($000's except share data)

	2004	2003
INTEREST INCOME		
Loans and Leases	$1,404,189	$1,304,060
Investment Securities:		
Taxable	200,107	165,075
Tax Exempt	58,826	57,968
Short-term Investments	2,668	2,817
Total Interest Income	**1,665,790**	**1,529,920**
INTEREST EXPENSE		
Deposits	276,102	228,216
Short-term Borrowings	61,256	81,070
Long-term Borrowings	196,440	163,348
Total Interest Expense	**533,798**	**472,634**
Net Interest Income	1,131,992	1,057,286
Provision for Loan and Lease Losses	37,963	62,993
Net Interest Income After Provision for Loan and Lease Losses	**1,094,029**	**994,293**
OTHER INCOME		
Data Processing Services	891,005	657,827
Trust Services	150,917	126,759
Other	404,573	431,215
Total Other Income	**1,446,495**	**1,215,801**
OTHER EXPENSE		
Salaries and Benefits	887,279	797,518
Other	708,279	654,189
Total Other Expense	**1,595,558**	**1,451,707**
Income Before Income Taxes and Cumulative Effect of Changes in Accounting Principles	944,966	758,387
Provision for Income Taxes	317,880	214,282
Income Before Cumulative Effect of Changes in Accounting Principles	**627,086**	**544,105**
Cumulative Effect of Changes in Accounting Principles, Net of Income Taxes	–	–
Net Income	**$627,086**	**$544,105**
PER SHARE*		
Diluted – Net Income	$2.77	$2.38
Common Dividend Declared	0.810	0.700
OTHER SIGNIFICANT DATA		
Year-End Common Stock Price*	$44.20	$38.25
Return on Average Shareholders' Equity	17.89%	16.79%
Return on Average Assets	1.69	1.64
Stock Split		

**All per share data restated for 2-for-1 stock split effective June 17, 2002*

Consolidated Summary of Earnings

2002	2001	2000	1999	*Compounded Growth Rate* 5 Year
$1,297,166	$1,358,802	$1,391,651	$1,156,775	4.0%
198,037	270,336	272,536	269,668	(5.8)
60,637	62,273	65,429	58,820	0.0
11,496	17,696	18,366	11,321	(25.1)
1,567,336	**1,709,107**	**1,747,982**	**1,496,584**	**2.2**
283,385	566,899	772,016	585,864	(14.0)
150,310	188,587	224,187	142,294	(15.5)
127,343	110,842	78,773	63,145	25.5
561,038	**866,328**	**1,074,976**	**791,303**	**(7.6)**
1,006,298	842,779	673,006	705,281	9.9
74,416	54,115	30,352	25,419	8.4
931,882	**788,664**	**642,654**	**679,862**	**10.0**
601,500	559,816	546,041	494,816	12.5
120,586	120,827	117,680	100,963	8.4
360,602	320,607	267,873	287,297	7.1
1,082,688	**1,001,250**	**931,594**	**883,076**	**10.4**
745,518	695,405	628,215	587,711	8.6
550,460	593,464	475,683	447,288	9.6
1,295,978	**1,288,869**	**1,103,898**	**1,034,999**	**9.0**
718,592	501,045	470,350	527,939	12.3
238,265	163,124	152,948	173,428	12.9
480,327	**337,921**	**317,402**	**354,511**	**12.1**
–	(436)	(2,279)	–	–
$480,327	**$337,485**	**$315,123**	**$354,511**	**12.1%**
$2.16	$1.55	$1.45	$1.57	12.0%
0.625	0.568	0.518	0.470	11.5
$27.38	$31.64	$25.42	$31.41	
17.36%	13.89%	14.67%	16.32%	
1.64	1.28	1.26	1.56	
2-for-1				

Selected Financial Data

Years ended December 31 ($000's except share data)

	2004	2003
ASSETS		
Cash and Due From Banks	$835,391	$752,215
Short-term Investments	171,057	264,254
Trading Securities	22,297	23,017
Investment Securities:		
Taxable	4,672,741	4,038,579
Tax Exempt	1,199,139	1,173,466
Loans and Leases:		
Commercial	7,621,040	6,905,323
Commercial Real Estate	8,755,559	7,900,505
Residential Real Estate	3,695,077	2,928,146
Home Equity Loans and Lines	4,764,831	4,109,431
Personal	1,632,440	1,874,315
Lease Financing	552,551	674,871
Total Loans and Leases	27,021,498	24,392,591
Allowance for Loan and Lease Losses	360,408	347,838
Net Loans and Leases	26,661,090	24,044,753
Other Assets	3,600,879	2,971,737
Total Assets	**$37,162,594**	**$33,268,021**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest Bearing Deposits	$4,585,628	$4,189,724
Bank Issued Interest Bearing Activity Accounts	9,960,645	10,084,996
Bank Issued Time Deposits	3,384,120	3,399,734
Total Bank Issued Deposits	17,930,393	17,674,454
Wholesale Deposits	6,057,542	4,311,424
Total Deposits	23,987,935	21,985,878
Short-term Borrowings	2,908,168	3,138,752
Long-term Borrowings	5,329,571	3,798,851
Other Liabilities	1,432,134	1,103,886
Shareholders' Equity	3,504,786	3,240,654
Total Liabilities and Shareholders' Equity	**$37,162,594**	**$33,268,021**
OTHER SIGNIFICANT DATA		
Book Value at Year-End**	$17.24	$15.00
Average Common Shares Outstanding**	223,123,866	226,342,764
Shareholders of Record at Year End	18,913	19,708
Employees at Year End	13,345	12,244
CREDIT QUALITY RATIOS		
Net Charge-Offs to Average Loans and Leases	0.11%	0.21%
Total Nonperforming Loans* and OREO to End of Period Loans, Leases and OREO	0.48	0.74
Allowance for Loan and Lease Losses to End of Period Loans and Leases	1.21	1.39
Allowance for Loan and Lease Losses to Total Nonperforming Loans*	271	202

* *Loans and leases nonaccrual, restructured, and past due 90 days or more*

** *Restated for 2-for-1 stock split effective June 17, 2002*

Consolidated Average Balance Sheets

2002	2001	2000	1999	*Compounded Growth Rate* 5 Year
$708,256	$651,367	$615,015	$638,399	5.5%
717,129	503,857	265,487	186,106	(1.7)
15,247	21,284	30,926	37,276	(9.8)
3,325,568	3,926,737	4,063,773	4,208,498	2.1
1,224,737	1,269,175	1,327,159	1,217,847	(0.3)
6,143,862	5,478,342	4,975,482	4,359,880	11.8
6,457,981	5,262,590	4,615,859	4,175,148	16.0
2,645,625	2,512,508	3,059,715	2,561,831	7.6
3,529,602	2,739,438	2,282,590	1,902,381	20.2
1,388,447	1,182,049	1,245,738	1,204,931	6.3
862,927	1,026,215	938,525	705,054	(4.8)
21,028,444	18,201,142	17,117,909	14,909,225	12.6
302,664	253,089	233,466	228,500	9.5
20,725,780	17,948,053	16,884,443	14,680,725	12.7
2,485,933	2,049,836	1,854,974	1,732,112	15.8
$29,202,650	**$26,370,309**	**$25,041,777**	**$22,700,963**	**10.4%**
$3,509,133	$2,895,083	$2,648,419	$2,663,609	11.5%
8,996,778	7,833,126	6,836,132	6,595,060	8.6
3,540,124	3,975,253	4,291,005	4,254,869	(4.5)
16,046,035	14,703,462	13,775,556	13,513,538	5.8
2,596,952	2,487,129	3,722,227	2,643,364	18.0
18,642,987	17,190,591	17,497,783	16,156,902	8.2
4,188,339	3,944,160	3,538,846	2,803,834	0.7
2,693,447	1,962,801	1,178,805	1,009,132	39.5
911,187	843,198	678,269	558,978	20.7
2,766,690	2,429,559	2,148,074	2,172,117	10.0
$29,202,650	**$26,370,309**	**$25,041,777**	**$22,700,963**	**10.4%**
$13.51	$11.65	$10.60	$9.74	12.1%
212,799,996	208,587,816	208,201,304	209,881,574	–
19,141	19,311	17,061	20,549	–
12,625	11,657	11,753	11,433	–
				5 Year Average
0.21%	0.22%	0.12%	0.17%	0.17%
0.85	0.94	0.76	0.75	0.75
1.42	1.39	1.34	1.38	1.35
174	154	182	193	197

Consolidated Financial Information

Management's Discussion and Analysis of Financial Position and Results of Operations

Consolidated Financial Statements

Management's Report on Internal Control Over Financial Reporting

Reports of Independent Registered Public Accounting Firm

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS

Overview

The year ended December 31, 2004 was a significant year for the Corporation in terms of growth and success across all of its segments and reporting units. Strong sales efforts and an improving economy resulted in solid loan and demand deposit growth in all of the Corporation's markets, resulting in an increase in net interest income in 2004 compared to 2003. The Corporation's loan customers continued to successfully manage their businesses through the recent economic downturn. The Corporation's historically sound credit quality continued to improve, which resulted in a lower provision for loan and lease losses in 2004 compared to the prior year. An active acquisition and cross-sale strategy coupled with strong outsourcing contract renewals enabled Metavante to sustain double-digit growth in segment earnings. Strong sales efforts and improving equity markets resulted in solid growth in fee income for Trust Services. Mortgage loan production, which was very robust in 2003 and 2002, slowed due to rising interest rates in 2004. Although an unpredictable source of earnings, the Corporation's Capital Markets Group recognized investment securities gains for the second year in a row. These factors along with continued expense management, all contributed to the consolidated earnings growth in 2004.

Net income in 2004 amounted to $627.1 million or $2.77 per share on a diluted basis. The return on average assets and return on average equity were 1.69% and 17.89%, respectively. By comparison, 2003 net income was $544.1 million, diluted earnings per share was $2.38, the return on average assets was 1.64% and the return on average equity was 16.79%. For the year ended December 31, 2002, net income was $480.3 million or $2.16 per diluted share and the returns on average assets and average equity were 1.64% and 17.36%, respectively.

As more fully described below, net income and diluted earnings per share for the year ended December 31, 2004 included a net unrealized gain recognized in the fourth quarter associated with the Corporation's Capital Markets Group investments, charitable foundation expense higher than historical levels and other accrual adjustments and two divestitures by Metavante for a loss that in the aggregate increased net income by approximately $13.5 million or $0.06 per diluted share.

With regard to the outlook in 2005 for the Banking Segment, management expects that commercial loan growth (as a percentage) will be in the low double digits and personal loan growth (as a percentage) will be in the mid single digits. Overall, noninterest bearing deposit growth is expected to be in the mid single digits. Based on the general improvement in various segments of the loan portfolio, nonperforming loans and leases as a percentage of total loans and leases outstanding are expected to be in the 50-60 basis point range. Mortgage loan production is expected to continue at the volumes experienced in the second half of 2004. In the Data Services Segment, management expects Metavante's 2005 organic revenue growth (as a percentage) to be in the mid single digits, and segment income growth is expected to continue to improve. The Corporation's actual results for 2005 could differ materially from those expected by management. See "Forward-Looking Statements" in Item 1 in the Corporation's Annual Report on Form 10-K for a discussion of the various risk factors that could cause actual results to be different than expected results.

The results of operations and financial position for the periods presented include the effects of the acquisitions by Metavante as well as the banking-related acquisition from the dates of consummation of the acquisitions. All transactions were accounted for using the purchase method of accounting. See Note 4 in Notes to Consolidated Financial Statements for a discussion of the Corporation's acquisition activities in 2004, 2003 and 2002.

Significant Transactions

Some of the more significant transactions in 2004, 2003 and 2002 consisted of the following:

During 2004, net gains associated with the Corporation's Capital Markets Group investments amounted to $34.6 million. As announced in the Corporation's Form 8-K filed on November 12, 2004, approximately $34.1 million of the net gain in 2004 was from a net unrealized gain recognized in the fourth quarter of 2004 due to the net increase in market value of certain fund investments.

The net unrealized gain recognized in the fourth quarter of 2004 was offset by charitable foundation expense higher than historical levels and other accrual adjustments that amounted to approximately $6.8 million.

During 2004, Metavante sold its small business 401k Retirement Plan Services operations. In conjunction with an expanded processing relationship, Metavante also sold the direct customer base of Paytrust.com in 2004. These transactions resulted in an aggregate loss of approximately $7.1 million.

During 2004, the Corporation issued 3.6 million shares of its common stock in a public offering that resulted in net proceeds to the Corporation of approximately $149.9 million. Also during 2004, the Corporation issued $400 million of equity units (referred to as Common SPACES[SM]) that resulted in net proceeds to the Corporation of approximately $389.2 million. Each Common SPACES consists of (i) a stock purchase contract under which the investor agrees to purchase for $25.00, a fraction of a share of the Corporation's common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B (also referred to as the STACKS[SM]) with each share having an initial liquidation value of $1,000. The stock purchase date is expected to be August 15, 2007 but could be deferred for quarterly periods until August 15, 2008. On the stock purchase date, the number of shares of common stock the Corporation will issue upon settlement of the stock purchase contracts depends on the applicable market value per share of the Corporation's common stock, which will be determined just prior to the stock purchase date, and other factors. The Corporation currently estimates that it will issue approximately 8.7 million to 10.9 million common shares to settle shares issuable pursuant to the stock purchase contracts. The proceeds from these issuances together with proceeds from the issuance of $600.0 million of senior notes were used for general corporate purposes, including maintaining capital at desired levels and providing long-term financing for the acquisitions completed by Metavante in 2004.

During 2004, the Corporation's banking segment prepaid and retired certain higher cost long-term debt and terminated some related receive floating / pay fixed interest rate swaps designated as cash flow hedges. The total debt retired amounted to $355.0 million and the charge to earnings amounted to a loss of $6.9 million.

During 2003, gains recognized by the Corporation's Capital Markets Group amounted to $20.0 million. Approximately $16.2 million of the gain was from the sale of an investment in the third quarter of 2003.

Also during 2003, several income tax audits covering multiple tax jurisdictions were resolved which positively affected the banking segment by approximately $28.6 million and Metavante by $10.7 million and resulted in a lower provision for income taxes in the Consolidated Statements of Income for the year ended December 31, 2003.

The Corporation used the unanticipated Capital Markets Group gains and the impact from resolving income tax audits to take advantage of the low interest rate environment in 2003. The Corporation prepaid and retired certain higher cost long-term debt and terminated some related receive floating / pay fixed interest rate swaps designated as cash flow hedges. The total debt retired amounted to $744.6 million and the charge to earnings amounted to $56.7 million.

As a result of a shift in product strategy, Metavante wrote-off certain purchased and internally developed software in 2003 that will no longer be used, resulting in losses of $22.8 million in 2003.

For the years ended December 31, 2003 and 2002, Metavante incurred integration costs associated with the July 29, 2002 acquisition of Paytrust, Inc. ("Paytrust") an online bill management company. Such costs were the result of operating duplicate platforms, which included duplicate facilities, personnel and processing costs, and continued through the first quarter of 2003. Total integration costs incurred amounted to $9.6 million. Costs incurred in 2002 amounted to $7.1 million and costs incurred in the first quarter of 2003 amounted to $2.5 million.

Net Interest Income

Net interest income, which is the difference between interest earned on earning assets and interest owed on interest bearing liabilities, represents almost half of the Corporation's source of revenues.

Net interest income in 2004 amounted to $1,132.0 million compared with net interest income of $1,057.3 million in 2003, an increase of $74.7 million or 7.1%. Loan growth and growth in lower cost deposits, increased spreads on certain loan products and the impact of the early retirement of some higher cost long-term borrowings in

2003 and 2004 were positive contributors to the increase in net interest income in 2004. Net interest income in 2004 was negatively affected by the continued lengthening of liabilities in order to reduce future volatility in net interest income as a result of interest rate movements and cash expenditures for common share buybacks and acquisitions.

Average earning assets in 2004 amounted to $33.1 billion compared to $29.9 billion in 2003, an increase of $3.2 billion or 10.7%. Increases in average loans and leases accounted for the majority of the growth in average earning assets.

Average interest bearing liabilities increased $2.9 billion or 11.8% in 2004 compared to 2003. Approximately $1.6 billion or 55.3% of the growth in average interest bearing liabilities was attributable to interest bearing deposits and the remainder of the growth in average interest bearing liabilities was attributable to long term borrowings.

Average noninterest bearing deposits increased $0.4 billion or 9.4% in 2004 compared to the prior year.

The growth and composition of the Corporation's average loan and lease portfolio for the current year and prior two years are reflected in the following table ($ in millions):

				Percent Growth	
	2004	2003	2002	2004 vs 2003	2003 vs 2002
Commercial:					
Commercial	$ 7,621.0	$ 6,905.3	$ 6,143.8	10.4%	12.4%
Commercial real estate:					
Commercial mortgages	7,658.2	6,901.0	5,703.2	11.0	21.0
Construction	1,097.4	999.5	754.8	9.8	32.4
Total commercial real estate	8,755.6	7,900.5	6,458.0	10.8	22.3
Commercial lease financing	397.0	390.0	395.2	1.8	(1.3)
Total commercial	16,773.6	15,195.8	12,997.0	10.4	16.9
Personal:					
Residential real estate:					
Residential mortgages	2,855.3	2,335.2	2,170.7	22.3	7.6
Construction	839.8	593.0	474.9	41.6	24.9
Total residential real estate	3,695.1	2,928.2	2,645.6	26.2	10.7
Consumer loans:					
Student	87.2	95.8	103.4	(9.0)	(7.3)
Credit card	224.0	198.0	170.2	13.1	16.3
Home equity loans and lines	4,764.8	4,109.4	3,529.6	15.9	16.4
Other	1,321.3	1,580.5	1,114.9	(16.4)	41.8
Total consumer loans	6,397.3	5,983.7	4,918.1	6.9	21.7
Personal lease financing	155.5	284.9	467.7	(45.4)	(39.1)
Total personal	10,247.9	9,196.8	8,031.4	11.4	14.5
Total consolidated average loans and leases	$27,021.5	$24,392.6	$21,028.4	10.8%	16.0%

Average loans and leases increased $2.6 billion or 10.8% in 2004 compared to 2003. Total average commercial loan growth amounted to $1.6 billion. Total average commercial loan growth in 2004 compared to 2003 consisted of average commercial real estate and commercial real estate construction loan growth which contributed $0.9 billion and average commercial loan growth which contributed $0.7 billion. Total average personal loan growth amounted to $1.1 billion in 2004 compared to 2003. Total average personal loan growth in 2004 compared to 2003 was driven by growth in average home equity loans and lines which increased $0.7 billion and growth in average residential real estate and residential real estate construction loan growth which increased $0.8 billion. From a production standpoint, residential real estate loan closings in 2004 were $1.3 billion or 23.6% lower than residential real estate loan closings in 2003. Average indirect auto loans and leases declined approximately $0.4 billion in 2004 compared to 2003 which reflects, in part, the effect of the sale and securitization of indirect auto loans in 2004 and 2003.

The strong growth in commercial loans in 2004 generally occurred somewhat evenly throughout the year, was experienced in all of the Corporation's markets, and came from both new customers and existing customers across a variety of industries.

Management expects that commercial loan growth (as a percentage) will reach the low double digits in 2005. The basis for this expectation includes continued success in attracting new customers in all of the Corporation's markets and continued modest economic growth that will strengthen over the next few quarters in the primary markets that the Corporation serves. Management expects that personal loan growth (as a percentage) will be in the mid single digits in 2005. With respect to residential real estate production, early indications (as measured by application volume) suggest that quarterly residential real estate closings in the near term may approximate the volume of closings experienced in the third and fourth quarters of 2004. Home equity loans and lines, which include M&I's wholesale activity, continue to be the primary consumer loan product. Management anticipates these products will continue to drive growth in the consumer side of its banking activities.

The Corporation periodically sells residential real estate loan production in the secondary market servicing released, although selected loans with wider interest spreads and adjustable rate characteristics are periodically retained in the portfolio. Residential real estate loans originated and sold to the secondary market amounted to $1.6 billion in 2004 compared to $3.5 billion in 2003. Approximately $0.3 billion of loans sold in 2004 were attributable to the AmerUs Home Lending, Inc. ("AmerUs") acquisition. At December 31, 2004 and 2003, mortgage loans held for sale were insignificant. Gains from the sale of mortgage loans amounted to $27.2 million in 2004 compared to $54.1 million in 2003. Approximately $6.2 million of the gain in 2004 was attributable to the AmerUs acquisition.

Auto loans securitized and sold amounted to $0.5 billion in 2004 compared to $0.8 billion in 2003. Losses from the sale and securitization of auto loans, including write-downs of auto loans held for sale, amounted to $3.0 million in 2004 compared to gains from the sale and securitization of auto loans of $2.7 million in 2003. The losses incurred in 2004 were primarily due to lower loan interest rate spreads associated with new auto loan production in a rising interest rate environment. See Note 9 in Notes to Consolidated Financial Statements for further discussion of the Corporation's securitization activities.

The Corporation anticipates that it will continue to divest of narrower interest spread assets through sale or securitization in future periods.

The growth and composition of the Corporation's consolidated average deposits for the current year and prior two years are reflected below ($ in millions):

	2004	2003	2002	Percent Growth 2004 vs 2003	Percent Growth 2003 vs 2002
Bank issued deposits:					
Noninterest bearing:					
Commercial	$ 3,210.5	$ 2,903.3	$ 2,423.9	10.6%	19.8%
Personal	897.1	815.9	711.4	10.0	14.7
Other	478.0	470.5	373.8	1.6	25.9
Total noninterest bearing	4,585.6	4,189.7	3,509.1	9.4	19.4
Interest bearing:					
Activity accounts:					
Savings and NOW	3,388.4	3,148.7	2,352.3	7.6	33.9
Money market	5,675.6	6,115.3	5,892.9	(7.2)	3.8
Foreign activity	896.7	821.0	751.6	9.2	9.2
Total activity accounts	9,960.7	10,085.0	8,996.8	(1.2)	12.1
Time deposits:					
Other CDs and time	2,632.7	2,764.7	2,884.7	(4.8)	(4.2)
CDs $100,000 and over	751.4	635.1	655.4	18.3	(3.1)
Total time deposits	3,384.1	3,399.8	3,540.1	(0.5)	(4.0)
Total interest bearing	13,344.8	13,484.8	12,536.9	(1.0)	7.6
Total bank issued deposits	17,930.4	17,674.5	16,046.0	1.4	10.1
Wholesale deposits:					
Money market	499.8	74.6	76.6	569.9	(2.6)
Brokered CDs	4,582.8	2,986.0	1,465.5	53.5	103.8
Foreign time	974.9	1,250.8	1,054.9	(22.1)	18.6
Total wholesale deposits	6,057.5	4,311.4	2,597.0	40.5	66.0
Total consolidated average deposits	$23,987.9	$21,985.9	$18,643.0	9.1%	17.9%

Average bank issued deposits increased $0.3 billion or 1.4% in 2004 compared with 2003. Average noninterest bearing deposits increased $0.4 billion and average interest bearing activity accounts decreased $0.1 billion. Savings and NOW accounts, especially NOW accounts, exhibited the greatest growth in bank issued interest bearing activity deposits in 2004 compared to 2003. This growth was offset in part by a decline in money market deposits compared to the prior year. Average bank issued time deposits were relatively unchanged in 2004 compared to 2003. As interest rates increased, the Corporation began to experience some success in competing for time deposits without pricing above comparable wholesale levels in the second half of 2004.

The growth in bank issued deposits includes both commercial and retail banking and the effect of the lower interest rate environment. The growth in noninterest and interest-bearing activity accounts and the shift in deposit mix of average bank issued deposits provided a benefit to net interest income and the net interest margin in 2004. Noninterest deposit balances tend to exhibit some seasonality with a trend of balances declining somewhat in the early part of the year followed by growth in balances throughout the remainder of the year. A portion of the noninterest balances is sensitive to the interest rate environment. Larger balances tend to be maintained when overall interest rates are low and smaller balances tend to be maintained as overall interest rates increase. Management expects these trends to continue and expects noninterest bearing deposit growth (as a percentage) to be in the mid to high single digits and bank issued interest bearing deposit growth to be in the low to mid single digits in 2005. In commercial banking, the focus remains on developing deeper relationships through the sale of treasury management products and services along with revised incentive plans focused on growing deposits. The retail banking strategy continues to focus on aggressively selling the right products to meet the needs of customers and enhance the Corporation's profitability.

Average wholesale deposits increased $1.7 billion which reflects the Corporation's greater use of wholesale funding alternatives, especially institutional CDs. These deposits are funds in the form of deposits generated through distribution channels other than the Corporation's own banking branches. These deposits allow the Corporation's bank subsidiaries to gather funds across a wider geographic base and at pricing levels considered attractive. The underlying depositor may be retail or institutional. Access to and use of these funding sources also provide the Corporation added flexibility not to pursue unprofitable single service time deposit relationships.

During 2004, the Corporation issued $100.0 million of Series E medium-term notes with an interest rate of 1.72% and $17.0 million of MiNotes (which are medium-term notes issued in smaller denominations to attract retail investors) with a weighted average interest rate of 4.21%. During 2004, MiNotes in the amount of $7.2 million with an annual weighted average interest rate of 5.85% were called by or put to the Corporation in accordance with the existing terms of the MiNote agreements and $1.0 million of medium-term notes Series D with an annual interest rate of 7.20% matured. During the third quarter of 2004, the Corporation completed two financing transactions aggregating $1.0 billion that consisted of $600.0 million of 4.375% Senior Notes and 16,000,000 units of Common SPACES[SM]. Each unit has a stated value of $25.00 for an aggregate value of $400.0 million. The net proceeds were used for general corporate purposes, including the long-term financing for the Metavante acquisitions completed in 2004.

During 2004, the Corporation's lead bank, M&I Marshall & Ilsley Bank ("M&I Bank") issued $425.0 million of senior notes with a weighted average interest rate of 3.35%. In addition, M&I Bank issued $200.0 million of amortizing senior bank notes with a semi-annual coupon interest rate of 2.90% and issued $300.0 million of subordinated notes at an interest rate of 5.00%. New Federal Home Loan Bank ("FHLB") advances in 2004 amounted to $1.0 billion. Approximately $650.0 million of the new FHLB advances were fixed rate advances with a weighted average interest rate of 3.01% and the remainder were floating rate advances. In December 2004, $1.0 billion of existing senior bank notes (puttable reset securities) were remarketed.

During 2004, M&I Bank prepaid $300.0 million of floating rate FHLB advances and terminated receive floating / pay fixed interest rate swaps designated as cash flow hedges against the FHLB advances. The termination of the interest rate swaps resulted in a charge to earnings of $2.0 million. Also during 2004, a fixed rate advance from the FHLB aggregating $55.0 million with an annual coupon interest rate of 5.06% was prepaid and retired resulting in a charge to earnings of $4.9 million. The charge to earnings resulting from these transactions is reported in other expense in the Consolidated Statements of Income.

The net interest margin on a fully taxable equivalent basis ("FTE") as a percent of average earning assets was 3.52% in 2004 compared to 3.65% in 2003, a decrease of 13 basis points. The Corporation estimates that the additional interest expense associated with the $1.0 billion of debt issued in late July 2004 to finance Metavante's 2004 acquisitions lowered the net interest margin on a FTE basis by approximately 6 basis points, or approximately 13 basis points on an annualized basis. Unlike a bank acquisition or loan growth, where the primary source of revenue is interest income, the revenue impact of Metavante's acquisitions is reported in other income and is not a component of the net interest margin statistic.

The yield on average earning assets was 5.14% in 2004 compared to 5.24% in 2003, a decrease of 10 basis points. The growth in average earning assets, primarily loans, contributed approximately $168.7 million to interest income while the decline in the yield adversely impacted interest income (FTE) by approximately $32.4 million.

The cost of interest bearing liabilities was 1.93% in 2004 compared to 1.91% in 2003, an increase of 2 basis points. The increase in average volume of interest bearing liabilities, primarily wholesale deposits and long-term borrowings, increased interest expense by approximately $55.5 million in 2004 compared to 2003.

The Corporation actively manages the repricing characteristics of its liabilities so as to minimize the long-term impact on net interest income when interest rates begin to rise. Management expects the net interest margin FTE as a percent of average earning assets will continue to have modest downward pressure in 2005. A full year of interest expense associated with the $1.0 billion of debt issued in late July 2004 to finance Metavante's 2004 acquisitions will continue to lower the net interest margin on a FTE basis in 2005. In addition, management anticipates that loan spreads will most likely narrow, particularly in a rising interest rate environment, and as the economy improves, the

Corporation's capacity to generate loans may exceed its ability to generate appropriately priced deposits. The net interest margin will continue to be influenced by product spreads as well as loan and deposit growth and the general interest rate environment.

Net interest income in 2003 amounted to $1,057.3 million compared with net interest income of $1,006.3 million in 2002, an increase of $51.0 million or 5.1%. Solid balance sheet growth fueled in part by the impact of the 2002 acquisitions, organic growth in loans and lower cost deposits, increased spreads on certain loan products and, to a lesser extent due to the timing of the transactions, the early retirement of some higher cost long-term borrowings were positive contributors to the increase in net interest income in 2003. Net interest income in 2003 was negatively impacted by accelerated prepayments across all earning asset classes that were predominantly experienced in the first three quarters of 2003, asset repricing in excess of deposit repricing, the impact from lengthening liabilities in order to reduce future volatility in net interest income due to interest rate movements and the cash expenditures for common share buybacks and acquisitions.

Average earning assets in 2003 amounted to $29.9 billion compared to $26.3 billion in 2002, an increase of $3.6 billion or 13.6%. Average loans and leases accounted for the majority of the growth in average earning assets.

Average interest bearing liabilities increased $2.7 billion or 12.3% in 2003 compared to 2002. The growth in average interest bearing deposits accounted for all of the growth in average interest bearing liabilities.

Average noninterest bearing deposits increased $0.7 billion or 19.4% in 2003 compared to the prior year.

Average earning assets and average interest bearing liabilities in 2003 and 2002 reflect the impact of the Corporation's banking acquisitions which were all accounted for as purchases and therefore are included in the Corporation's financial position and results of operations since the date the acquisitions were completed. While the banking acquisitions are fully reflected in 2003, the acquisitions of Richfield State Agency, Inc. and Century Bancshares, Inc. have been included for ten months in 2002 and the acquisition of Mississippi Valley Bancshares, Inc. has been included for three months in 2002.

Compared to 2002, average loans and leases increased $3.4 billion or 16.0% in 2003. Approximately $1.3 billion of average loan growth was due to the banking acquisitions previously discussed. Excluding the acquisitions, total average commercial loan growth amounted to $1.0 billion, which was driven by commercial real estate loan and commercial real estate construction loan growth of $0.8 billion. Excluding the effects of acquisitions, average personal loans also grew approximately $1.0 billion. Home equity loans and lines contributed approximately $0.5 billion of the personal loan growth. Indirect auto loans and leases and residential real estate loans each contributed approximately $0.2 billion to the annual average growth in personal loans, excluding the acquisitions.

The rate of growth in commercial loans in 2003, excluding acquisitions, was largely the result of attracting new customers and increased borrowing from existing customers in all of the Corporation's markets. Existing customers were generally not increasing their credit needs but were successfully managing their businesses through the slower economic conditions and using cash flow to pay down loan balances. The strong cash flow of the underlying customer base that resulted in the pay down of loan balances contributed to the improvement in nonperforming loans.

The Corporation sells residential real estate loan production in the secondary market servicing released, although selected loans with wider interest spreads and adjustable rate characteristics are periodically retained in the portfolio. Residential real estate loans originated and sold to the secondary market amounted to $3.5 billion in 2003 compared to $3.1 billion in 2002. In the first three quarters of 2003, residential real estate loans originated and sold to the secondary market averaged $1.1 billion per quarter and declined approximately 78% to $0.2 billion in the fourth quarter of 2003. At December 31, 2003, mortgage loans held for sale were insignificant compared to $0.3 billion at December 31, 2002. Auto loans securitized and sold in 2003 amounted to $0.8 billion. Gains from the sale of mortgage loans amounted to $54.1 million in 2003 compared to $39.7 million in 2002. Gains from the sale and securitization of auto loans amounted to $2.7 million in 2003 and $7.2 million in 2002.

Average bank issued deposits increased $1.6 billion or 10.1% in 2003 compared to 2002. Approximately $1.4 billion of the average growth was attributable to acquisitions. Excluding the impact of acquisitions, average noninterest bearing deposits increased $0.5 billion and interest bearing activity accounts increased $0.2 billion. Savings and NOW accounts, especially NOW accounts, exhibited the greatest growth in bank issued interest bearing activity deposits in 2003 compared to 2002. This growth was offset in part by a decline in money market deposits compared to the prior year. Excluding acquisitions, average bank issued time deposits declined $0.5 billion.

The growth in bank issued deposits included both commercial and retail banking and the effect of the lower interest rate environment. The growth in noninterest and interest-bearing activity accounts and the shift in deposit mix of average bank issued deposits provided a benefit to net interest income and the net interest margin in 2003.

Average wholesale deposits increased $1.7 billion in 2003 which reflects the Corporation's greater use of wholesale funding alternatives, especially institutional CDs. These deposits are funds in the form of deposits generated through distribution channels other than the Corporation's own banking branches.

During 2003, the Corporation issued $80.0 million of Series E medium-term notes with a weighted average interest rate of 4.92% and $99.2 million of MiNotes (which are medium-term notes issued in smaller denominations to attract retail investors) with a weighted average interest rate of 4.82%. New FHLB advances in 2003 amounted to $1.1 billion. Approximately $0.5 billion of the new FHLB advances were fixed rate advances and the remainder were floating rate advances. In December 2003, $1.0 billion of existing senior bank notes (puttable reset securities) were remarketed.

The Corporation's 6.375% subordinated notes in the amount of $100.0 million matured in the third quarter of 2003. Series D medium-term notes aggregating $13.0 million with a weighted average interest rate of 6.99% matured at various times in 2003.

During 2003, the Corporation acquired through open-market purchases $51.6 million of its 5.75% Series E notes that were scheduled to mature in 2006. The Corporation also retired the floating rate debentures that were the sole asset of MVBI Capital Trust, which in turn redeemed its floating rate trust preferred securities. In conjunction with this transaction, the receive floating / pay fixed interest rate swap designated as a cash flow hedge on the forecasted interest payments on the retired subordinated debt was terminated. Also in 2003, the Corporation's banking segment acquired through open-market purchases $13.2 million of 4.125% senior bank notes that were scheduled to mature in 2007 and $22.3 million of 6.375% subordinated bank notes that were scheduled to mature in 2011. In addition, FHLB fixed rate advances aggregating $33.2 million with a weighted average interest rate of 6.08% and $610.0 million of FHLB floating rate advances were retired. Receive floating / pay fixed interest rate swaps designated as cash flow hedges on the forecasted interest payments on the retired FHLB floating rate advances were terminated. The aggregate charge associated with these transactions in 2003 amounted to $56.7 million and is reported in other expense in the Consolidated Statements of Income.

The net interest margin on a FTE basis as a percent of average earning assets was 3.65% in 2003 compared to 3.96% in 2002, a decrease of 31 basis points.

The yield on average earning assets was 5.24% in 2003 compared to 6.10% in 2002, a decrease of 86 basis points. The growth in average earning assets, primarily loans, contributed approximately $220.2 million to interest income while the decline in the yield adversely impacted interest income (FTE) by approximately $258.0 million.

The cost of interest bearing liabilities was 1.91% in 2003 compared to 2.55% in 2002, a decrease of 64 basis points. The decrease in the rates paid on interest bearing liabilities contributed approximately $157.7 million of the decrease in interest expense while the increase in volume partially offset the benefit by approximately $69.3 million in 2003 compared to the prior year.

Average Balance Sheets and Analysis of Net Interest Income

The Corporation's consolidated average balance sheets, interest earned and interest paid, and the average interest rates earned and paid for each of the last three years are presented in the following table ($ in thousands):

	2004			2003			2002		
	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)	Average Balance	Interest Earned/ Paid	Average Yield or Cost (3)
Loans and leases (1)(2)	$27,021,498	$1,406,825	5.21%	$24,392,591	$1,306,565	5.36%	$21,028,444	$1,299,416	6.18%
Investment securities:									
Taxable	4,672,741	200,107	4.30	4,038,579	165,075	4.13	3,325,568	198,037	6.11
Tax-exempt (1)	1,199,139	88,425	7.53	1,173,466	87,194	7.58	1,224,737	90,539	7.49
Interest bearing deposits in other banks	26,824	628	2.34	27,022	528	1.95	44,420	1,075	2.42
Federal funds sold and security resale agreements	53,675	857	1.60	28,692	395	1.38	31,219	623	2.00
Trading securities (1)	22,297	281	1.26	23,017	266	1.16	15,247	337	2.21
Other short-term investments	90,558	912	1.01	208,540	1,636	0.79	641,490	9,470	1.48
Total interest earning assets	33,086,732	1,698,035	5.14%	29,891,907	1,561,659	5.24%	26,311,125	1,599,497	6.10%
Cash and demand deposits due from banks	835,391			752,215			708,256		
Premises and equipment, net	448,134			440,492			418,042		
Other assets	3,152,745			2,531,245			2,067,891		
Allowance for loan and lease losses	(360,408)			(347,838)			(302,664)		
Total assets	$37,162,594			$33,268,021			$29,202,650		
Interest bearing deposits:									
Bank issued deposits:									
Bank issued interest bearing activity deposits	$ 9,960,645	$ 77,621	0.78%	$10,084,996	$ 75,221	0.75%	$ 8,996,778	$ 109,483	1.22%
Bank issued time deposits	3,384,120	82,938	2.45	3,399,734	85,472	2.51	3,540,124	115,072	3.25
Total bank issued deposits	13,344,765	160,559	1.20	13,484,730	160,693	1.19	12,536,902	224,555	1.79
Wholesale deposits	6,057,542	115,543	1.91	4,311,424	67,523	1.57	2,596,952	58,830	2.27
Total interest bearing deposits	19,402,307	276,102	1.42	17,796,154	228,216	1.28	15,133,854	283,385	1.87
Short-term borrowings	2,908,168	61,256	2.11	3,138,752	81,070	2.58	4,188,339	150,310	3.59
Long-term borrowings	5,329,571	196,440	3.69	3,798,851	163,348	4.30	2,693,447	127,343	4.73
Total interest bearing liabilities	27,640,046	533,798	1.93%	24,733,757	472,634	1.91%	22,015,640	561,038	2.55%
Noninterest bearing deposits	4,585,628			4,189,724			3,509,133		
Other liabilities	1,432,134			1,103,886			911,187		
Shareholders' equity	3,504,786			3,240,654			2,766,690		
Total liabilities and shareholders' equity	$37,162,594			$33,268,021			$29,202,650		
Net interest income		$1,164,237			$1,089,025			$1,038,459	
Net yield on interest earning assets			3.52%			3.65%			3.96%

Notes:

(1) Fully taxable equivalent basis, assuming a Federal income tax rate of 35% for all years presented, and excluding disallowed interest expense.

(2) Loans and leases on nonaccrual status have been included in the computation of average balances.

(3) Based on average balances excluding fair value adjustments for available for sale securities.

Analysis of Changes in Interest Income and Interest Expense

The effect on interest income and interest expense due to volume and rate changes in 2004 and 2003 are outlined in the following table. Changes not due solely to either volume or rate are allocated to rate ($ in thousands):

	2004 versus 2003			2003 versus 2002		
	Increase (Decrease) Due to Change in			Increase (Decrease) Due to Change in		
	Average Volume (2)	Average Rate	Increase (Decrease)	Average Volume (2)	Average Rate	Increase (Decrease)
Interest on earning assets:						
Loans and leases (1)	$140,909	$(40,649)	$100,260	$207,904	$(200,755)	$ 7,149
Investment securities:						
Taxable	27,347	7,685	35,032	45,786	(78,748)	(32,962)
Tax-exempt (1)	1,751	(520)	1,231	(4,386)	1,041	(3,345)
Interest bearing deposits in other banks	(4)	104	100	(421)	(126)	(547)
Federal funds sold and security resale agreements	345	117	462	(51)	(177)	(228)
Trading securities (1)	(8)	23	15	172	(243)	(71)
Other short-term investments	(920)	196	(724)	(6,408)	(1,426)	(7,834)
Total interest income change	$168,741	$(32,365)	$136,376	$220,200	$(258,038)	$(37,838)
Expense on interest bearing liabilities:						
Interest bearing deposits:						
Bank issued deposits:						
Bank issued interest bearing activity deposits	$ (933)	$ 3,333	$ 2,400	$ 13,276	$ (47,538)	$(34,262)
Bank issued time deposits	(392)	(2,142)	(2,534)	(4,563)	(25,037)	(29,600)
Total bank issued deposits	(1,666)	1,532	(134)	16,966	(80,828)	(63,862)
Wholesale deposits	27,414	20,606	48,020	38,919	(30,226)	8,693
Total interest bearing deposits	20,559	27,327	47,886	49,785	(104,954)	(55,169)
Short-term borrowings	(5,949)	(13,865)	(19,814)	(37,680)	(31,560)	(69,240)
Long-term borrowings	65,821	(32,729)	33,092	52,286	(16,281)	36,005
Total interest expense change	$ 55,510	$ 5,654	$ 61,164	$ 69,312	$(157,716)	$(88,404)

Summary of Loan and Lease Loss Experience and Credit Quality

The following tables present comparative credit quality information as of and for the year ended December 31, 2004, as well as selected comparative years:

Consolidated Credit Quality Information
December 31, ($000's)

	2004	2003	2002	2001	2000
Nonperforming Assets by Type					
Loans and Leases:					
Nonaccrual	$127,722	$166,387	$188,232	$166,434	$121,425
Renegotiated	236	278	326	378	614
Past Due 90 Days or More	4,405	6,111	5,934	6,982	7,371
Total Nonperforming Loans and Leases	132,363	172,776	194,492	173,794	129,410
Other Real Estate Owned	8,056	13,235	8,692	6,796	3,797
Total Nonperforming Assets	$140,419	$186,011	$203,184	$180,590	$133,207
Allowance for Loan and Lease Losses	$358,110	$349,561	$338,409	$268,198	$235,115
Consolidated Statistics					
Net Charge-offs to Average Loans and Leases	0.11%	0.21%	0.21%	0.22%	0.12%
Total Nonperforming Loans and Leases to Total Loans and Leases	0.45	0.69	0.81	0.90	0.74
Total Nonperforming Assets to Total Loans And Leases and Other Real Estate Owned	0.48	0.74	0.85	0.94	0.76
Allowance for Loan and Lease Losses to Total Loans and Leases	1.21	1.39	1.42	1.39	1.34
Allowance for Loan and Lease Losses to Nonperforming Loans and Leases	271	202	174	154	182

Major Categories of Nonaccrual Loans and Leases ($000's)

	December 31, 2004			December 31, 2003		
	Nonaccrual	% of Loan Type	% of Nonaccrual	Nonaccrual	% of Loan Type	% of Nonaccrual
Commercial and Lease Financing	$ 45,510	0.5%	35.6%	$ 69,404	0.9%	41.7%
Real Estate						
Construction and Land Development	578	—	0.5	800	—	0.5
Commercial Real Estate	31,852	0.4	24.9	42,857	0.6	25.8
Residential Real Estate	49,206	0.6	38.5	52,098	0.8	31.3
Total Real Estate	81,636	0.4	63.9	95,755	0.6	57.6
Personal	576	—	0.5	1,228	0.1	0.7
Total	$127,722	0.4%	100.0%	$166,387	0.7%	100.0%

Allocation of the Allowance for Loan and Lease Losses ($000's)

	December 31, 2004		December 31, 2003		December 31, 2002	
	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases
Balance at end of period applicable to:						
Commercial Financial & Agricultural	$244,042	28.7%	$237,510	28.2%	$234,980	28.7%
Real Estate						
Residential Mortgage	12,311	32.6	28,369	29.9	35,518	28.9
Commercial Mortgage	49,965	31.7	37,013	32.7	22,141	31.3
Personal	14,252	5.2	18,213	6.9	18,394	7.8
Lease Financing	37,540	1.8	28,456	2.3	27,376	3.3
Total	$358,110	100.0%	$349,561	100.0%	$338,409	100.0%

	December 31, 2001		December 31, 2000	
	Amount	Percent of Loans and Leases to Total Loans and Leases	Amount	Percent of Loans and Leases to Total Loans and Leases
Balance at end of period applicable to:				
Commercial Financial & Agricultural	$190,542	29.7%	$120,712	30.1%
Real Estate				
Residential Mortgage	26,916	29.5	22,732	29.4
Commercial Mortgage	14,336	29.5	69,592	27.6
Personal	21,468	6.3	12,911	6.7
Lease Financing	14,936	5.0	9,168	6.2
Total	$268,198	100.0%	$235,115	100.0%

Reconciliation of Consolidated Allowance for Loan and Lease Losses ($000's)

	2004	2003	2002	2001	2000
Allowance for Loan and Lease Losses at Beginning of Year	$349,561	$338,409	$268,198	$235,115	$225,862
Provision for Loan and Lease Losses	37,963	62,993	74,416	54,115	30,352
Allowance of Banks and Loans Acquired	27	—	39,813	19,151	1,270
Allowance Transfer for Loan Securitizations	—	—	—	—	(1,022)
Loans and Leases Charged-off:					
Commercial	16,775	17,689	23,003	22,773	10,623
Real Estate — Construction	33	57	94	186	4
Real Estate — Mortgage	13,259	15,192	10,681	11,795	9,848
Personal	12,821	12,100	12,265	10,965	8,216
Leases	7,967	24,625	9,246	2,890	1,327
Total Charge-offs	50,855	69,663	55,289	48,609	30,018
Recoveries on Loans and Leases:					
Commercial	12,631	8,736	3,819	4,135	4,696
Real Estate — Construction	2	88	96	43	57
Real Estate — Mortgage	3,887	4,278	2,462	1,419	1,458
Personal	3,327	3,058	3,053	2,567	2,199
Leases	1,567	1,662	1,841	262	261
Total Recoveries	21,414	17,822	11,271	8,426	8,671
Net Loans and Leases Charged-off	29,441	51,841	44,018	40,183	21,347
Allowance for Loan and Lease Losses at End of Year	$358,110	$349,561	$338,409	$268,198	$235,115

Nonperforming assets consist of nonperforming loans and leases and other real estate owned ("OREO"). The amount of nonperforming assets is affected by acquisitions accounted for under the purchase method of accounting. The assets and liabilities, including the nonperforming assets, of the acquired entity are included in the Corporation's consolidated balance sheets from the date the business combination is completed, which impacts period-to-period comparisons.

OREO is principally comprised of commercial and residential properties acquired in partial or total satisfaction of problem loans and amounted to $8.1 million, $13.2 million and $8.7 million at December 31, 2004, 2003 and 2002, respectively.

Nonperforming loans and leases consist of nonaccrual, renegotiated or restructured loans, and loans and leases that are delinquent 90 days or more and still accruing interest. The balance of nonperforming loans and leases are affected by acquisitions and may be subject to fluctuation based on the timing of cash collections, renegotiations and renewals.

Generally, loans that are 90 days or more past due as to interest or principal are placed on nonaccrual. Exceptions to these rules are generally only for loans fully collateralized by readily marketable securities or other relatively risk free collateral. In addition, a loan may be placed on nonaccrual when management makes a determination that the facts and circumstances warrant such classification irrespective of the current payment status.

Maintaining nonperforming assets at an acceptable level is important to the ongoing success of a financial services institution. The Corporation's comprehensive credit review and approval process is critical to ensuring that the amount of nonperforming assets on a long-term basis is minimized within the overall framework of acceptable levels of credit risk. In addition to the negative impact on net interest income and credit losses, nonperforming assets also increase operating costs due to the expense associated with collection efforts.

At December 31, 2004, nonperforming loans and leases amounted to $132.4 million or 0.45% of consolidated loans and leases compared to $172.8 million or 0.69% at December 31, 2003 and $194.5 million or 0.81% at December 31, 2002. Nonperforming loans and leases have declined in each of the past seven consecutive quarters. Nonaccrual loans and leases decreased $38.7 million or 23.2% at year-end 2004 compared to year-end 2003. The net decrease was primarily due to reductions and positive resolutions in several portfolio segments and across all loan types.

Delinquency can be an indicator of potential problem loans. At December 31, 2004, loans past due 60-89 days and still accruing interest amounted to $19.4 million or 0.07% of total loans and leases outstanding compared to $41.9 million or 0.17% of total loans and leases outstanding at December 31, 2003.

In addition to its nonperforming loans and leases, the Corporation has loans and leases for which payments are presently current; however, management believes such loans could possibly be classified as nonperforming in the near future. These loans are subject to constant management attention and their classification is reviewed on an ongoing basis. At December 31, 2004, such loans amounted to $72.4 million compared to $72.8 million at December 31, 2003.

Net charge-offs amounted to $29.4 million or 0.11% of average loans and leases in 2004 compared with $51.8 million or 0.21% of average loans and leases in 2003 and $44.0 million or 0.21% of average loans and leases in 2002. Included in net charge-offs for 2003 was a $19.0 million charge-off related to the carrying value of lease obligations for airplanes leased to Midwest Airlines, Inc.

In general the Corporation's borrowing customers appear to have successfully managed their businesses through the slower economic conditions. There are signs of improvement in the economy and the Corporation's customer base is beginning to see some signs of increased business activity. The Corporation continues to believe that the long-term impact of the previous recession may still provide some unanticipated losses in the loan and lease portfolio. During the past three-year period, net charge-offs have remained in a narrow range of approximately 20 basis points which is somewhat higher than historical levels. Net charge-offs in 2004 were better than management had expected and to some extent reflect a higher than normal level of recoveries. It is uncertain whether the higher than normal level of recoveries will continue.

Negative economic events, an adverse development in industry segments within the portfolio or deterioration of a large loan or loans could have significant adverse impacts on the actual loss levels.

Consistent with the improvement in credit quality trends noted above, the provision for loan and lease losses amounted to $38.0 million in 2004. By comparison, the provision for loan and lease losses amounted to $63.0 million and $74.4 million in 2003 and 2002, respectively. The provisions for loan and lease losses are the amounts required to establish the allowance for loan and lease losses at the required level after considering charge-offs and recoveries.

Other Income

Total other income amounted to $1,446.5 million in 2004 compared to $1,215.8 million in 2003, an increase of $230.7 million or 19.0%. The growth in other income was driven by data processing services and trust services revenues and an increase in investment securities gains recognized primarily by the Corporation's Capital Markets Group. Fee income growth in 2004 was offset by a decline in mortgage banking income. Mortgage banking income was very robust in 2003 due in part to the increased refinancing activity in the low interest rate environment.

Total data processing services revenue amounted to $891.0 million in 2004 compared to $657.8 million in 2003, an increase of $233.2 million or 35.5%. This strong annual revenue growth reflects the effect of Metavante's six acquisitions completed in 2004, a full year of revenue from the acquisition completed in November of 2003 and organic revenue growth. Approximately $178.9 million of the increase in revenues in 2004 compared to 2003 was due to the acquisitions completed in 2004 and a full year of revenue from the acquisition completed in November of 2003. Metavante had a very strong year in 2004 in terms of core outsourcing contract renewals and cross-sale results. Total buyout revenue, which varies from period to period, amounted to $7.9 million in 2004 compared to $6.9 million in 2003.

Metavante expects 2005 organic revenue growth to be in the mid-single digits, which is slightly lower than that experienced in 2004. Total revenues (internal and external) are expected to range from $1.1 billion to $1.2 billion in 2005. While the contract renewals completed in 2004 resulted in a longer average contract life and increased cross-sale opportunities, some contracts were re-priced due to the highly aggressive core-processing marketplace in which pricing generally declined from existing run-rates. In addition, as previously discussed, in any given year there is some customer attrition due to banking consolidations. Metavante also expects that due to the focus of some of the acquired companies on software sales and the retail marketplace, revenue will become more cyclical and seasonal in nature especially in the fourth quarter in future periods.

Fees from trust services were $150.9 million in 2004 compared to $126.8 million in 2003, an increase of $24.1 million or 19.1%. Revenue associated with the segments of the employee benefit plan business purchased from a national banking association located in Missouri contributed approximately $10.0 million to the revenue growth in 2004 compared to 2003. Assets under management were $18.3 billion at December 31, 2004 compared to $15.7 billion at December 31, 2003, an increase of $2.6 billion or 16.5%. Assets under administration increased by $9.0 billion or 13.4% and amounted to $75.9 billion at December 31, 2004. Sales activity, emphasizing cross-selling, integrated delivery and account retention and positive equity performance were the primary contributors to revenue growth in 2004.

Total mortgage banking revenue was $35.1 million in 2004 compared with $70.3 million in 2003, a decrease of $35.2 million. The decline in gains from the sale of mortgage loans was the primary contributor to the lower mortgage banking revenue. During 2004, the Corporation sold $1.6 billion of loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $1.4 million. Approximately $0.3 billion of the loans sold and $6.2 million of the gain on sale of mortgage loans recognized in 2004 was attributable to the AmerUs acquisition. During 2003, the Corporation sold $3.5 billion of loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $2.1 million. As previously discussed, residential real estate loan closings in 2004 were $1.3 billion or 23.6% lower than residential real estate loan closings in 2003. The increase in residential real estate loan closings and residential real estate loans sold to the secondary market in 2003 and 2002 was due to the significant increase in refinancing activity due to the low interest rate environment. Management expects the quarterly volume of mortgage production in 2005 to be about the same as that experienced in the third and fourth quarters of 2004.

Net investment securities gains amounted to $35.4 million in 2004 compared to $21.6 million in 2003. During 2004, net gains associated with the Corporation's Capital Markets Group investments amounted to $34.6 million. As announced in the Corporation's Form 8-K filed on November 12, 2004, approximately $34.1 million of the net gain in 2004 was from a net unrealized gain recognized in the fourth quarter of 2004 due to the net increase in market value of certain fund investments. During 2003, gains recognized by the Corporation's Capital Markets Group amounted to $20.0 million. Approximately $16.2 million of the gain was from the sale of an investment in the third quarter of 2003. During 2003, the Corporation's banking segment sold $48.0 million of available for sale investment securities and recognized a gain of approximately $4.2 million. Impairment losses associated with retained interests held in the form of interest-only strips associated with its auto securitization activities amounted to $4.1 million in 2003.

Other noninterest income amounted to $164.0 million in 2004 compared to $163.5 million in 2003. Loan fees, which include prepayment charges, and other commissions and fees increased $12.8 million. Losses from the sale and securitization of auto loans including write-downs of auto loans held for sale amounted to $3.0 million in 2004 compared to gains from the sale and securitization of auto loans of $2.7 million in 2003. The losses incurred in 2004 were primarily due to lower interest rate spreads associated with new auto loan production in a rising interest rate environment. Auto loans securitized and sold amounted to $0.5 billion in 2004 compared to $0.8 billion in 2003. During 2003, the Corporation sold six branches and recognized $5.0 million in gains.

Total other income amounted to $1,215.8 million in 2003 compared to $1,082.7 million in 2002, an increase of $133.1 million or 12.3%. All sources of other income increased in 2003 compared to 2002. The growth reflected a full year's results from the 2002 acquisitions, growth in data processing services and trust services revenues, increases in loan prepayment fees and mortgage banking income due to the low interest rate environment and investment securities gains realized primarily by the Corporation's Capital Markets Group.

Total data processing services revenue amounted to $657.8 million in 2003 compared to $601.5 million in 2002, an increase of $56.3 million or 9.4%. Approximately $12.2 million of the increase was due to acquisitions. The remaining increase was attributable to revenue growth from several significant customer conversions to the core financial account processing systems during the second half of 2003. Electronic funds revenue growth was also derived from these conversions along with volume growth from the existing customers and other new customers. Additional revenue growth resulted from increased consumer payment volume from new large financial institution customers and increased adoption of electronic bill presentment and payment in the existing customer base. Total buyout revenue, which varies from period to period, amounted to $6.9 million in 2003 compared to $11.9 million in 2002.

Item processing revenue increased $3.7 million or 9.6% in 2003 compared to 2002. The revenue increase was due to increased volumes of payment services from existing customers and new customers.

Fees from trust services were $126.8 million in 2003 compared to $120.6 million in 2002, an increase of $6.2 million or 5.1%. Revenue growth in 2003 compared to 2002 was driven by commercial trust, which increased 7.5%, and to a lesser extent increased fees from outsourcing services and securities lending. Assets under management were $15.7 billion at December 31, 2003 compared to $12.9 billion at December 31, 2002, an increase of $2.8 billion or 22.0%. Money transferred in from the acquisition and other commercial customers as well as market appreciation contributed to the increase in assets under management. Sales activity and account retention was positive in 2003. Positive equity performance resulted in some shift of funds into equities which represented approximately 35% of assets under management at December 31, 2003.

Total mortgage banking revenue was $70.3 million in 2003 compared with $55.2 million in 2002, an increase of $15.1 million. Gains from sales of mortgages to the secondary market and mortgage related fees accounted for the increase. During 2003, the Corporation sold $3.5 billion of loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $2.1 million. During 2002, the Corporation sold $3.1 billion of loans to the secondary market. Retained interests in the form of mortgage servicing rights amounted to $3.2 million.

Net investment securities gains amounted to $21.6 million in 2003 compared to net investment securities losses of $6.3 million in 2002. During 2003, gains recognized by the Corporation's Capital Markets Group amounted to

$20.0 million. Approximately $16.2 million of the gain was from the sale of an investment in the third quarter of 2003. Net losses associated with investments held by the Corporation's Capital Markets Group amounted to $4.7 million in 2002. During 2003, the Corporation's banking segment sold $48.0 million of available for sale investment securities and recognized a gain of approximately $4.2 million. Impairment losses associated with retained interests held in the form of interest-only strips associated with its auto securitization activities amounted to $4.1 million and $1.5 million in 2003 and 2002, respectively.

Other noninterest income amounted to $163.5 million in 2003 compared to $142.0 million in 2002, an increase of $21.5 million or 15.2%. Approximately $2.5 million of the increase was attributable to the 2002 banking acquisitions. Loan fees, which include prepayment charges, and other commissions and fees, excluding the 2002 banking acquisitions, increased $20.3 million. Auto securitization income decreased $2.6 million in 2003 compared to 2002. The decline was primarily due to lower gains from the sale of auto loans which was offset by increased servicing income. Auto loans securitized in 2003 amounted to $0.8 billion compared to $0.6 billion in 2002. During 2003, the Corporation sold six branches and recognized $5.0 million in gains. Gains from the sale of other real estate increased $2.8 million in 2003 compared to 2002. The increase was primarily due to the sale of one large property in the first quarter of 2003. Trading income in 2003, excluding the 2002 banking acquisitions, decreased $5.3 million compared to the prior year and was primarily due to lower income from fair value adjustments on free standing derivative instruments associated with auto loans sold to the multi-seller revolving conduit. Beginning in the second half of 2002 and throughout 2003, the Corporation had employed freestanding interest rate futures to economically hedge the market value volatility from the auto-related derivative instrument due to changes in interest rates.

Other Expense

Total other expense amounted to $1,595.6 million in 2004 compared to $1,451.7 million in 2003, an increase of $143.9 million or 9.9%.

The acquisitions by both Metavante and the banking segment had an impact on the year-to-year comparability of operating expenses in 2004 compared to 2003. Approximately $148.9 million of the 2004 versus 2003 operating expense growth was attributable to the acquisitions. As all acquisitions were accounted for using the purchase method of accounting, the operating expenses of the acquired entities are included in the consolidated operating expenses from the dates the acquisitions were completed. Operating expenses associated with acquisitions completed in 2003 are reflected for the full year in 2004 as opposed to a partial year in 2003. Acquisitions completed in 2004 directly affect the current year but have no impact on the prior year.

Certain transactions as previously described herein under "Significant Transactions" also affected the year-to-year comparability of operating expenses in 2004 compared to 2003. For the years ended December 31, 2004 and 2003, those transactions increased other expense by $20.8 million and $82.2 million, respectively.

The Corporation estimates that its expense growth in 2004 compared to 2003, excluding the effect of the acquisitions and the impact of the significant transactions previously discussed, was approximately $56.3 million or 4.1%.

Expense control is sometimes measured in the financial services industry by the efficiency ratio statistic. The efficiency ratio is calculated by dividing total other expense by the sum of total other income (including Capital Markets Group related investment gains but excluding other securities gains and losses) and net interest income on a fully taxable equivalent basis. The Corporation's efficiency ratios for the years ended December 31, 2004, 2003, and 2002 were:

Efficiency Ratios	2004	2003	2002
Consolidated Corporation	61.1%	63.0%	61.0%
Consolidated Corporation Excluding Metavante	48.4	52.4	50.1

Salaries and employee benefits expense amounted to $887.3 million in 2004 compared to $797.5 million in 2003, an increase of $89.8 million or 11.3%. Salaries and benefits expense related to the Metavante and banking acquisitions contributed approximately $65.1 million to the expense growth in 2004 compared to 2003. The impact of the Paytrust transition costs to salaries and employee benefits expense amounted to $2.7 million in 2003. In 2003, the Corporation restructured certain split dollar life insurance benefits due to a change in tax laws. Of the total net charge from this restructuring, $8.4 million was recorded in salaries and benefits. Also included in salaries and employee benefits expense in 2003 is a reversal of $2.4 million of accrued severance associated with the decision to keep a facility operational that previously had been identified for closure.

Net occupancy and equipment expense amounted to $192.9 million in 2004 compared to $179.0 million in 2003, an increase of $13.9 million. Net occupancy and equipment expense related to the Metavante and banking acquisitions contributed approximately $13.8 million to the expense growth in 2004 compared to 2003. The impact of the Paytrust transition costs to net occupancy and equipment expense amounted to $0.8 million in 2003. During 2003, $6.1 million of accrued lease termination costs were reversed as a result of the decision to keep a facility operational as previously discussed.

Software expenses amounted to $50.0 million in 2004 compared to $44.7 million in 2003, an increase of $5.3 million or 11.8%. Software expense related to the Metavante and banking acquisitions contributed approximately $2.2 million to the expense growth in 2004 compared to 2003. Excluding the expense growth due to acquisitions, Metavante and the banking segment contributed $1.7 million and $0.9 million, respectively to the growth in software expenses in 2004 compared to 2003.

Processing charges amounted to $52.2 million in 2004 compared to $48.3 million in 2003, an increase of $3.9 million or 8.2%. Processing charges related to the Metavante and banking acquisitions contributed approximately $5.5 million to the expense growth in 2004 compared to 2003. Third-party processing charges associated with wholesale loan activity were lower in 2004 compared to 2003.

Supplies and printing expense, professional services expense and shipping and handling expense amounted to $135.1 million in 2004 compared to $118.3 million in 2003, an increase of $16.8 million or 14.2%. The Metavante and banking acquisitions net of Paytrust integration expenses contributed approximately $13.7 million to the expense growth in 2004 compared to 2003. The remainder of the increase was primarily due to Metavante's increase in these expenses that was offset by the decrease in costs associated with the lower volume of mortgage loan production in 2004 compared to 2003.

Amortization of intangibles amounted to $27.9 million in 2004 compared to $23.8 million in 2003. Amortization and valuation reserves associated with mortgage servicing rights declined $0.7 million. At December 31, 2004, the carrying value of mortgage servicing rights amounted to $3.5 million. Amortization associated with the 2004 acquisitions amounted to $7.6 million in the current year. Goodwill is subject to periodic tests for impairment. The Corporation has elected to perform its annual test for impairment during the second quarter. Accordingly, the Corporation updated the analysis to June 30, 2004 and concluded that there continues to be no impairment with respect to goodwill at any reporting unit. At December 31, 2004, none of the Corporation's other intangible assets were determined to have indefinite lives. For the year ended December 31, 2004, $2.0 million of goodwill and $8.5 million of customer intangibles were included by Metavante in the determination of the loss associated with the sale of the small business 401k Retirement Plan Services operations and the direct customer base of Paytrust.com.

Other noninterest expenses amounted to $250.2 million in 2004 compared to $240.1 million in the prior year, an increase of $10.1 million. The Metavante and banking acquisitions net of Paytrust integration expenses contributed approximately $38.7 million to the expense growth in 2004 compared to 2003. As previously discussed, during 2004 and 2003 the Corporation prepaid and retired certain higher cost long-term debt and terminated some related receive floating / pay fixed interest rate swaps designated as cash flow hedges. The total debt retired in 2004 amounted to $355.0 million and the charge to earnings amounted to $6.9 million. The total debt retired in 2003 amounted to $744.6 million and the charge to earnings amounted to $56.7 million. During 2004, Metavante sold its small business 401k Retirement Plan Services operations and also sold the direct customer base of Paytrust.com in 2004. These transactions resulted in an aggregate loss of approximately $7.1 million. Offsetting the net unrealized securities gain recognized in the fourth quarter of 2004 as previously discussed was charitable foundation expense over and above normal levels that amounted to approximately $5.0 million.

Other expense is affected by the capitalization of costs, net of amortization, associated with software development and data processing conversions. A lower amount of capitalized software development costs and capitalized conversion costs net of their respective amortization, write-offs of software and the amortization associated with the software obtained in the acquisitions resulted in an increase in other noninterest expense and accounted for approximately $8.8 million of the total increase in other operating expense in 2004 compared to 2003. During 2004 and 2003, Metavante determined that certain purchased and internally developed software will no longer be used or was impaired and such software was written off. Capitalized software costs written off as a result of these decisions, amounted to $8.7 million in 2004 and $22.8 million in 2003 and are included in other noninterest expense for the respective periods.

Total other expense amounted to $1,451.7 million in 2003, an increase of $155.7 million or 12.0% from $1,296.0 million in 2002.

For the years ended December 31, 2003 and 2002, Metavante incurred integration costs associated with the July 29, 2002 acquisition of Paytrust. Such costs were the result of operating duplicate platforms, which included duplicate facilities, personnel and processing costs, and continued through the first quarter of 2003. Total integration costs included in other expense amounted to $7.1 million in 2002 and $2.5 million in 2003.

The acquisitions by both the banking segment and Metavante had an impact on the year-to-year comparability of operating expenses in 2003 compared to 2002. Approximately $26.6 million or 17.1% of the 2003 versus 2002 operating expense growth was attributable to the acquisitions. As all acquisitions were accounted for using the purchase method of accounting, the operating expenses of the acquired entities are included in the consolidated operating expenses from the dates the acquisitions were completed. Operating expenses associated with acquisitions completed in 2002 are reflected for the full year in 2003 as opposed to a partial year in 2002. Acquisitions completed in 2003 directly affect the current year but have no impact on the prior year.

Salaries and employee benefits expense amounted to $797.5 million in 2003 compared to $745.5 million in 2002. The impact of the Paytrust transition costs to salaries and employee benefits expense amounted to $2.7 million in 2003 and $4.1 million in 2002. Salaries and benefits related to the banking and Metavante acquisitions contributed approximately $10.8 million to the expense growth. In 2003, the Corporation restructured certain split dollar life insurance benefits due to a change in tax laws. Of the total net charge from this restructuring, $8.4 million was recorded in salaries and benefits. Variable incentive compensation and commissions increased approximately $27.2 million or 40.1% in 2003 compared to 2002.

Net occupancy and equipment expense amounted to $179.0 million in 2003 compared to $191.5 million in 2002. The impact of the Paytrust transition costs to net occupancy and equipment expense amounted to $0.8 million in 2003 and $2.2 million in 2002. During 2003, Metavante reversed $6.1 million of accrued lease termination costs as a result of a decision to keep a facility operational that previously had been identified for closure.

Processing charges amounted to $48.3 million in 2003 compared to $39.3 million in 2002, an increase of $9.0 million or 22.8%. Processing charges related to the banking and Metavante acquisitions contributed approximately $1.1 million to the expense growth. Third-party charges associated with the item processing business and wholesale loan activity accounted for $6.2 million of the year over year increase.

Supplies and printing expense, professional services expense and shipping and handling expense amounted to $118.3 million in 2003 compared to $104.3 million in 2002, an increase of $14.0 million or 13.5%. The acquisitions contributed approximately $0.8 million to the growth in these expenses. The remainder of the increase was primarily due to the additional costs associated with the increased volume of mortgage loan production in 2003 and Metavante's increase in these expenses.

Amortization of intangibles amounted to $23.8 million in 2003 compared to $25.1 million in 2002. Accelerated amortization and valuation reserves associated with mortgage servicing rights declined $2.4 million. At December 31, 2003, the carrying value of mortgage servicing rights amounted to $5.1 million. Goodwill is subject to periodic tests for impairment. The Corporation has elected to perform its annual test for impairment during the second quarter. Accordingly, the Corporation updated the analysis to June 30, 2003 and concluded that there continues to be no impairment with respect to goodwill at any reporting unit. At December 31, 2003, none of the Corporation's other intangible assets were determined to have indefinite lives.

Other noninterest expenses amounted to $240.1 million in 2003 compared to $146.1 million in the prior year, an increase of $94.0 million. Acquisitions contributed approximately $5.9 million to the growth in other expense. As previously discussed, during 2003 the Corporation prepaid and retired certain higher cost long-term debt and terminated some related receive floating / pay fixed interest rate swaps designated as cash flow hedges. The total debt retired amounted to $744.6 million and the charge to earnings amounted to $56.7 million. Increases in the costs of business related insurance coverage, increased costs associated with Metavante's card solutions and equipment sales and increased costs associated with mortgage loan production added approximately $15.9 million to the expense growth in 2003 compared to 2002. During 2003, an insurance related credit associated with restructuring certain split dollar life insurance policies due to a change in tax laws amounted to $2.1 million. In 2002, the Corporation's commercial leasing subsidiary recorded a residual impairment loss of $6.8 million that is included in other expense. Litigation, environmental clean-up and other losses recorded in 2002 offset the comparable year over year expense growth.

Other expense is affected by the capitalization of costs, net of amortization, associated with software development and data processing conversions. A lower amount of capitalized software development costs and capitalized conversion costs net of their respective amortization and software write-offs resulted in an increase in other noninterest expense and accounted for approximately $9.3 million of the total increase in other operating expense in 2003 compared to 2002. As a result of a change in product strategies, Metavante determined that certain purchased and internally developed software will no longer be used and such software was written off in 2003. Total capitalized software costs written off as a result of these decisions, amounted to $22.8 million and is included in other noninterest expense in 2003.

Income Tax Provision

The provision for income taxes was $317.9 million in 2004, $214.3 million in 2003, and $238.3 million in 2002. The effective tax rate in 2004 was 33.6% compared to 28.3% in 2003 and 33.2% in 2002.

In the normal course of business, the Corporation and its affiliates are routinely subject to examinations from Federal and state tax authorities. During 2003, several income tax audits covering multiple tax jurisdictions were resolved which positively affected the banking segment by approximately $28.6 million and Metavante by $10.7 million and resulted in a lower provision for income taxes in the Consolidated Statements of Income for the year ended December 31, 2003. Excluding the impact of the income tax audits, the pro forma effective income tax rate for year ended December 31, 2003 would have been 33.4%.

Liquidity and Capital Resources

Shareholders' equity was $3.89 billion or 9.6% of total consolidated assets at December 31, 2004, compared to $3.33 billion or 9.7% of total consolidated assets at December 31, 2003. The increase at December 31, 2004 was primarily due to earnings net of dividends paid.

During the third quarter of 2004, the Corporation and M&I Capital Trust B issued 16,000,000 units of Common SPACES[SM] that resulted in net proceeds to the Corporation of approximately $389.2 million. Each unit has a stated value of $25.00 for an aggregate value of $400.0 million. Each Common SPACES consists of (i) a stock purchase contract under which the investor agrees to purchase for $25, a fraction of a share of the Corporation's common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B, also referred to as the STACKS[SM], with each share having an initial liquidation amount of $1,000. The stock purchase date is expected to be August 15, 2007, but could be deferred for quarterly periods until August 15, 2008.

On the stock purchase date, the number of shares of common stock the Corporation will issue upon settlement of the stock purchase contracts depends on the applicable market value per share of the Corporation's common stock, which will be determined just prior to the stock purchase date, and other factors. The Corporation currently estimates that it will issue approximately 8.7 million to 10.9 million common shares to settle shares issuable pursuant to the stock purchase contracts. Before issuance of the common shares upon settlement of the stock purchase contracts, the stock purchase contracts will be reflected in diluted earnings per share calculations using the treasury stock method. Under the treasury stock method, the Corporation expects there will be some dilutive effect on earnings per share for periods when the average market price of the Corporation's common stock for the reporting period is above $46.28 and that there could be some dilutive effect on earnings per share for periods when the average market price of the Corporation's common stock for the reporting period is above the average market price of the Corporation's common stock for the twenty trading days ending on the third trading day immediately preceding the end of the reporting period. There was no dilutive effect on earnings per share in any interim period or for the year ended December 31, 2004.

The Common SPACES qualify as "Tier 1" capital for regulatory capital purposes.

Holders of the STACKS are entitled to receive quarterly cumulative cash distributions through the stock purchase date fixed initially at an annual rate of 3.90% of the liquidation amount of $1,000 per STACKS. In addition, the Corporation will make quarterly contract payments under the stock purchase contract at the annual rate of 2.60% of the stated amount of $25 per stock purchase contract. The Corporation recognized the present value of the quarterly contract payments under the stock purchase contract as a liability with an offsetting reduction in shareholders' equity. That liability along with the allocated portion of the fees and expenses incurred for the offering of Common SPACES resulted in a reduction in shareholders' equity of $34.0 million.

During 2004, the Corporation issued 3.6 million shares of its common stock in a public offering that resulted in net proceeds to the Corporation of approximately $149.9 million.

The proceeds from these issuances together with proceeds from the issuance of $600 million of senior notes were used for general corporate purposes, including maintaining capital at desired levels and providing long-term financing for the acquisitions completed by Metavante in 2004.

At December 31, 2004, the net gain in accumulated other comprehensive income amounted to $23.3 million which represents a positive change in accumulated other comprehensive income of $20.6 million since December 31, 2003. Net accumulated other comprehensive income associated with available for sale investment securities was a net gain of $31.1 million at December 31, 2004, compared to a net gain of $41.8 million at December 31, 2003, resulting in a net loss of $10.7 million over the twelve month period. The unrealized loss associated with the change in fair value of the Corporation's derivative financial instruments designated as cash flow hedges declined $31.3 million since December 31, 2003, resulting in the net increase in shareholders' equity. The change in fair value of the Corporation's derivative financial instruments designated as cash flow hedges since December 31, 2003 reflects in part the termination of certain interest rate swaps associated with the debt retirement in 2004.

The Corporation has a Stock Repurchase Program under which up to 12 million shares can be repurchased annually. During 2004, 2.3 million common shares were acquired at an aggregate cost of $88.5 million or an average price of $38.98 per common share. During 2003 and 2002, the Corporation repurchased 6.0 million and 5.1 million shares at an aggregate cost of $210.9 million and $159.3 million, respectively. As a result of the Metavante acquisitions, the Corporation does not expect that it will acquire common shares under the Stock Repurchase Program in the near term.

Federal and state banking laws place certain restrictions on the amount of dividends and loans which a bank may make to its parent company. Such restrictions have not had, and are not expected to have, any material effect on the Corporation's ability to meet its cash obligations.

M&I manages its liquidity to ensure that funds are available to each of its banks to satisfy the cash flow requirements of depositors and borrowers and to ensure the Corporation's own cash requirements are met. M&I maintains liquidity by obtaining funds from several sources.

The Corporation's most readily available source of liquidity is its investment portfolio. Investment securities available for sale, which totaled $5.4 billion at December 31, 2004, represent a highly accessible source of liquidity. The Corporation's portfolio of held-to-maturity investment securities, which totaled $0.7 billion at December 31,

2004, provides liquidity from maturities and interest payments. The Corporation's mortgage loans held for sale provide additional liquidity. These loans represent recently funded home mortgage loans that are prepared for delivery to investors, which generally occurs within thirty to ninety days after the loan has been funded.

Depositors within M&I's defined markets are another source of liquidity. Core deposits (demand, savings, money market and consumer time deposits) averaged $16.3 billion in 2004. The Corporation's banking affiliates may also access the Federal funds markets or utilize collateralized borrowings such as treasury demand notes or FHLB advances.

The banking affiliates may use wholesale deposits, which include foreign (Eurodollar) deposits. Wholesale deposits, which averaged $6.1 billion in 2004, are funds in the form of deposits generated through distribution channels other than the Corporation's own banking branches. These deposits allow the Corporation's banking affiliates to gather funds across a national geographic base and at pricing levels considered attractive, where the underlying depositor may be retail or institutional. Access to wholesale deposits also provides the Corporation with the flexibility to not pursue single service time deposit relationships in markets that have experienced some unprofitable pricing levels.

The Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization vehicles. These vehicles are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These facilities provide access to funding sources substantially separate from the general credit risk of the Corporation and its subsidiaries.

M&I Bank has implemented a bank note program which permits it to issue up to $7.0 billion of short-term and medium-term notes which are offered and sold only to institutional investors. This program is intended to enhance liquidity by enabling M&I Bank to sell its debt instruments in private markets in the future without the delays which would otherwise be incurred. As shown and discussed in Note 14 in the Notes to the Consolidated Financial Statements, longer-term bank notes outstanding at December 31, 2004, amounted to $3.1 billion of which $0.9 billion is subordinated and qualifies as supplementary capital for regulatory capital purposes.

The national capital markets represent a further source of liquidity for M&I. M&I has filed a number of shelf registration statements that are intended to permit M&I to raise funds through sales of corporate debt and/or equity securities with a relatively short lead time.

During the second quarter of 2004, the Corporation filed a shelf registration statement with the Securities and Exchange Commission which will enable the Corporation to issue various securities, including debt securities, common stock, preferred stock, depositary shares, purchase contracts, units, warrants, and trust preferred securities, up to an aggregate amount of $3.0 billion. On July 29, 2004, the Corporation issued $600 million of senior notes and $400 million of Common SPACES℠ under the shelf registration statement. During 2004, the Corporation issued 3.6 million shares of its common stock under the shelf registration statement in a public offering that resulted in gross proceeds to the Corporation of $150.0 million. At December 31, 2004, approximately $1.45 billion was available under the shelf registration statement for future securities issuances.

During the fourth quarter of 2004, the Corporation filed a shelf registration statement with the Securities and Exchange Commission which will enable the Corporation to issue up to 6.0 million shares of its common stock which may be offered and issued from time to time in connection with the acquisition by M&I, Metavante and/or other consolidated subsidiaries of businesses that the Corporation determines to be to its advantage as they become available. At December 31, 2004, 6.0 million shares of common stock were available under the shelf registration statement for future issuances.

Under another shelf registration statement, the Corporation may issue up to $0.6 billion of medium-term Series F notes with maturities ranging from 9 months to 30 years and at fixed or floating rates. At December 31, 2004, no Series F notes had been issued. The Corporation may issue up to $0.5 billion of medium-term MiNotes with maturities ranging from 9 months to 30 years and at fixed or floating rates. The MiNotes are issued in smaller denominations to attract retail investors. At December 31, 2004, MiNotes issued amounted to $0.2 billion. Additionally, the Corporation has a commercial paper program. At December 31, 2004, commercial paper outstanding amounted to $0.3 billion.

Contractual Obligations

The following table summarizes the Corporation's more significant contractual obligations at December 31, 2004. Excluded from the following table are a number of obligations to be settled in cash. These items are reflected in the Corporation's consolidated balance sheet and include deposits with no stated maturity, trade payables, accrued interest payable and derivative payables that do not require physical delivery of the underlying instrument.

Contractual Obligations	Note Ref	Payments Due by Period ($ in millions) Total	Less than One Year	One to Three Years	Three to Five Years	More than Five Years
Certificate of Deposit and Other Time Deposit Obligations	(a)	$11,458,668	$ 8,199,804	$2,234,469	$1,024,395	$ —
Short-term Debt Obligations	(b)	1,934,240	1,934,240	—	—	—
Long-term Debt Obligations	(c)	8,669,928	1,845,620	2,421,287	1,298,756	3,104,265
Capital Lease Obligations		4,088	2,363	1,725	—	—
Minimum Operating Lease Obligations		155,729	39,297	50,749	28,857	36,826
Obligations to Purchase Foreign Currencies	(d)	487,656	484,876	2,780	—	—
Purchase Obligations—Facilities (Additions, Repairs and Maintenance)		21,859	21,586	245	28	—
Purchase Obligations—Technology		77,544	52,617	24,691	236	—
Purchase Obligations—Other		7,517	4,996	2,521	—	—
Other Obligations:						
Unfunded Investment Obligations	(e)	506	208	245	53	—
Acquisition Obligations	(f)	—	—	—	—	—
Wholesale Loan Purchase Obligations	(g)	800,000	400,000	400,000	—	—
Defined Contribution Pension Obligations	(h)	53,789	53,789	—	—	—
Health and Welfare Benefits	(i)	—	—	—	—	—
Postretirement Benefit Obligations	(i)	7,000	7,000	—	—	—
Total		$23,678,524	$13,046,396	$5,138,712	$2,352,325	$3,141,091

Notes:

In the banking industry, interest-bearing obligations are principally utilized to fund interest-bearing assets. As such, interest charges on certificate of deposit and other time deposit obligations and short-term debt obligations were excluded from amounts reported, as the potential cash outflows would have corresponding cash inflows from interest-bearing assets. The same, although to a lesser extent, is the case with respect to interest charges on long-term debt obligations. As long-term debt obligations may be used for purposes other than to fund interest-bearing assets, an estimate of interest charges is included in the amounts reported.

(a) Certain retail certificates of deposit and other time deposits give customers rights to early withdrawal. Early withdrawals may be subject to penalties. The penalty amount depends on the remaining time to maturity at the time of early withdrawal. Brokered certificates of deposits may be redeemed early upon the death or adjudication of incompetency of the holder.

(b) See Note 13 in Notes to Consolidated Financial Statements for a description of the Corporation's various short-term borrowings. Many short-term borrowings such as Federal funds purchased and security repurchase agreements and commercial paper are expected to be reissued and, therefore, do not necessarily represent an immediate need for cash.

(c) See Note 14 in Notes to Consolidated Financial Statements for a description of the Corporation's various long-term borrowings. The amounts shown in the table includes interest on both fixed and variable rate obligations. The interest associated with variable rate obligations is based upon rates in effect at December 31, 2004. The contractual amounts to be paid on variable rate obligations are affected by changes in market interest rates. Future changes in market interest rates could materially affect the contractual amounts to be paid.

(d) See Note 20 in Notes to Consolidated Financial Statements for a description of the Corporation's foreign exchange activities. The Corporation generally matches commitments to deliver foreign currencies with obligations to purchase foreign currencies which minimizes the immediate need for cash.

(e) The Corporation also has unfunded obligations for certain investments in investment funds and obligations to purchase when-issued securities. Under the obligations for certain investments in investment funds the Corporation could be required to invest an additional $53.7 million if the investment funds identify and commit to invest in additional qualifying investments. The investment funds have limited lives and defined periods for investing in new qualifying investments or providing additional funds to existing investments. As a result, the timing and amount of the funding requirements for these obligations are uncertain and could expire with no additional funding requirements.

(f) Does not include contingent consideration. See Note 4 in Notes to Consolidated Financial Statements.

(g) Represents an estimate of the minimum purchase obligation amount. The obligation to sell is on a best-efforts basis and may result in no purchases or more purchases than shown in the table in any given period. In addition, the actual purchase price will be determined at the time of purchase.

(h) See Note 18 in Notes to Consolidated Financial Statements for a description of the Corporation's defined contribution program. The amount shown represents the unfunded contribution for the year ended December 31, 2004.

(i) The health and welfare benefit plans are periodically funded throughout each plan year with participant contributions and the Corporation's portion of benefits expected to be paid.

The Corporation has generally financed its growth through the retention of earnings and the issuance of debt. It is expected that future growth can be financed through internal earnings retention, additional debt offerings, or the issuance of additional common or preferred stock or other capital instruments.

OFF-BALANCE SHEET ARRANGEMENTS

The term off-balance sheet arrangement describes the means through which companies typically structure off-balance sheet transactions or otherwise incur risks of loss that are not fully transparent to investors or other users of financial information. For example, in many cases, in order to facilitate transfer of assets or otherwise finance the activities of an unconsolidated entity, a company may be required to provide financial support designed to reduce the risks to the entity or other third parties. That financial support may take many different forms such as financial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose the company to continuing risks or contingent liabilities regardless of whether or not they are recorded on the balance sheet.

Certain guarantees may be a source of potential risk to future liquidity, capital resources and results of operations. Guarantees may be in the form of contracts that contingently require the guarantor to make payments to the guaranteed party based on: (1) changes in an underlying instrument or variable such as a financial standby letter of credit; (2) failure to perform under an obligating agreement such as a performance standby letter of credit; and (3) indemnification agreements that require the indemnifying party to make payments to the indemnified party based on changes in an underlying instrument or variable that is related to an asset, a liability or an equity security of the indemnified party, such as an adverse judgment in a lawsuit. The Corporation, for a fee, regularly enters into standby letters of credit transactions and provides certain indemnifications against loss in conjunction with software sales, merchant credit card processing and securities lending activities which are described in detail in Notes 19 and 24 in Notes to Consolidated Financial Statements.

Companies may structure and facilitate off-balance sheet arrangements by retaining an interest in assets transferred to an unconsolidated entity. Such interests may be in the form of a subordinated retained interest in a pool of receivables transferred to an unconsolidated entity, cash collateral accounts, recourse obligations or other forms of credit, liquidity, or market risk support. These subordinated interests protect the senior interests in the unconsolidated entity in the event a portion of the underlying transferred assets becomes uncollectible or there are insufficient funds to repay senior interest obligations. The Corporation uses such arrangements primarily in conjunction with its indirect automobile lending activities which are described in detail in Note 9 in Notes to Consolidated Financial Statements and in the discussion of critical accounting policies which follows this discussion.

During the third quarter of 2004, the Corporation and M&I Capital Trust B issued 16,000,000 units of Common SPACES^{SM} that resulted in net proceeds to the Corporation of approximately $389.2 million. Each unit has a stated value of $25.00 for an aggregate value of $400.0 million. Each Common SPACES consists of (i) a stock purchase contract under which the investor agrees to purchase for $25, a fraction of a share of the Corporation's common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B, also referred to as the STACKS^{SM}, with each share having an initial liquidation amount of $1,000. The stock purchase date is expected to be August 15, 2007, but could be deferred for quarterly periods until August 15, 2008.

On the stock purchase date, the number of shares of common stock the Corporation will issue upon settlement of the stock purchase contracts depends on the applicable market value per share of the Corporation's common stock, which will be determined just prior to the stock purchase date, and other factors. The Corporation currently estimates that it will issue approximately 8.7 million to 10.9 million common shares to settle shares issuable pursuant to the stock purchase contracts.

Holders of the STACKS are entitled to receive quarterly cumulative cash distributions through the stock purchase date fixed initially at an annual rate of 3.90% of the liquidation amount of $1,000 per STACKS. In addition, the Corporation will make quarterly contract payments under the stock purchase contract at the annual rate of 2.60% of the stated amount of $25 per stock purchase contract. The Corporation recognized the present value of the quarterly contract payments under the stock purchase contract as a liability with an offsetting reduction in shareholders' equity. That liability along with the allocated portion of the fees and expenses incurred for the offering of Common SPACES resulted in a reduction in shareholders' equity of $34.0 million.

Also at December 31, 2004, the Corporation did not hold any material variable interests in entities that provide it liquidity, market risk or credit risk support, or engage in leasing, hedging or research and development services with the Corporation. As described in Notes 2 and 14 in Notes to Consolidated Financial Statements, the Corporation holds all of the common interest in M&I Capital Trust A and M&I Capital Trust B which issued cumulative preferred capital securities which are supported by junior subordinated deferrable interest debentures and a full guarantee issued by the Corporation. As a result of adopting FIN 46R, the Corporation deconsolidated M&I Capital Trust A at December 31, 2003 and does not consolidate M&I Capital Trust B.

Based on the off-balance sheet arrangements with which it is presently involved, the Corporation does not believe that such off-balance sheet arrangements either have, or are reasonably likely to have, a material impact to its current or future financial condition, results of operations, liquidity or capital.

CRITICAL ACCOUNTING POLICIES

The Corporation has established various accounting policies which govern the application of accounting principles generally accepted in the United States in the preparation of the Corporation's consolidated financial statements. The significant accounting policies of the Corporation are described in the footnotes to the consolidated financial statements contained herein and updated as necessary in its Quarterly Reports on Form 10-Q. Certain accounting policies involve significant judgments and assumptions by management that may have a material impact on the carrying value of certain assets and liabilities. Management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of judgments and assumptions made by management, actual results could differ from these judgments and estimates which could have a material impact on the carrying values of assets and liabilities and the results of the operations of the Corporation. Management considers the following to be those accounting policies that require significant judgments and assumptions:

Allowance for Loan and Lease Losses

The allowance for loan and lease losses represents management's estimate of probable losses inherent in the Corporation's loan and lease portfolio. Management evaluates the allowance each quarter to determine that it is adequate to absorb these inherent losses. This evaluation is supported by a methodology that identifies estimated losses based on assessments of individual problem loans and historical loss patterns of homogeneous loan pools. In addition, environmental factors, including economic conditions and regulatory guidance, unique to each measurement date are also considered. This reserving methodology has the following components:

Specific Reserve. The Corporation's internal risk rating system is used to identify loans and leases that meet the criteria as being "impaired" under the definition in SFAS 114. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. For impaired loans, impairment is measured using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan's effective interest rate; (2) the loan's observable market price, if available; or (3) the fair value of the collateral for collateral dependent loans and loans for which foreclosure is deemed to be probable. In general, these loans have been internally identified as credits requiring management's attention due to underlying problems in the borrower's business or collateral concerns. Subject to a minimum size, a quarterly review of these loans is performed to identify the specific reserve necessary to be allocated to each of these loans. This analysis considers expected future cash flows, the value of collateral and also other factors that may impact the borrower's ability to make payments when due.

Collective Loan Impairment. This component of the allowance for loan and lease losses is comprised of two elements. First, the Corporation makes a significant number of loans and leases, which due to their underlying similar characteristics, are assessed for loss as homogeneous pools. Included in the homogeneous pools are loans and leases from the retail sector and commercial loans under a certain size that have been excluded from the specific reserve allocation previously discussed. The Corporation segments the pools by type of loan or lease and, using historical loss information, estimates a loss reserve for each pool.

The second element reflects management's recognition of the uncertainty and imprecision underlying the process of estimating losses. The internal risk rating system is used to identify those loans within certain industry segments that based on financial, payment or collateral performance, warrant closer ongoing monitoring by management. The specific loans mentioned earlier are excluded from this analysis. Based on management's judgment, reserve ranges are allocated to industry segments due to environmental conditions unique to the measurement period. Consideration is given to both internal and external environmental factors such as economic conditions in certain geographic or industry segments of the portfolio, economic trends, risk profile, and portfolio composition. Reserve ranges are then allocated using estimates of loss exposure that management has identified based on these economic trends or conditions.

The following factors were taken into consideration in determining the adequacy of the allowance for loan and lease losses at December 31, 2004:

In general, the Corporation's borrowing customers appear to have successfully managed their businesses through the slower economic conditions, the economy is improving and the Corporation's customer base is beginning to see some signs of increased business activity. Management continues to be concerned that the long-term impact of the previous recession may still provide some unanticipated losses within the loan and lease portfolio.

At December 31, 2004, allowances for loan and lease losses continue to be carried for exposures to manufacturing, healthcare, production agriculture (including dairy and cropping operations), truck transportation, accommodation and the airline industries. The majority of the commercial charge-offs incurred during the past two years were in these industry segments. While most loans in these categories are still performing, the Corporation continues to believe these sectors have been more adversely affected by the economic slowdown. Reduced revenues causing a declining utilization of the industry's capacity levels have impacted manufacturing. As a result, collateral values and the amounts realized through the sale or liquidation of manufacturing plant and equipment have declined accordingly.

During the fourth quarter of 2004, the Corporation's commitments to Shared National Credits were approximately $2.5 billion with usage averaging around 38%. Many of the Corporation's largest charge-offs have come from the Shared National Credit portfolio. Approximately $3.1 million of the net charge-offs in 2003 related to Shared National Credits. Although these factors result in an increased risk profile, as of December 31, 2004, there were no Shared National Credit nonperforming loans. The Corporation's exposure to Shared National Credits is monitored closely given this lending group's loss experience.

The Corporation's primary lending areas are Wisconsin, Arizona, Minnesota and Missouri. The acquisitions in Minnesota and Missouri continue to represent relatively new geographic regions for the Corporation. Each of these regions has cultural and environmental factors that are unique to them. The uncertainty regarding the inherent losses in their respective loan portfolios continue to present increased risks which have been mitigated by the implementation of the Corporation's credit underwriting and monitoring processes. At December 31, 2004, total nonperforming loans and leases as a percent of total loans and leases for the Minnesota and Missouri regions combined was somewhat higher than nonperforming loans and leases as a percent of total loans and leases for the other regions and the consolidated total.

At December 31, 2004, nonperforming loans and leases amounted to $132.4 million or 0.45% of consolidated loans and leases compared to $172.8 million or 0.69% at December 31, 2003 and $194.5 million or 0.81% at December 31, 2002. Nonperforming loans have declined in each of the past seven consecutive quarters. Nonaccrual loans decreased $38.7 million or 23.2% at year-end 2004 compared to year-end 2003. The net decrease was primarily due to reductions and positive resolutions in several portfolio segments and across all loan types.

Net charge-offs amounted to $29.4 million or 0.11% of average loans and leases in 2004 compared to $51.8 million or 0.21% of average loans and leases in 2003 and $44.0 million or 0.21% of average loans and leases in 2002. Included in net charge-offs for 2003 was a $19.0 million charge-off related to the carrying value of lease obligations for airplanes leased to Midwest Airlines, Inc.

During the past three-year period, net charge-offs have remained in a narrow range of approximately 20 basis points, which is somewhat higher than historical levels. Net charge-offs in 2004 were better than management had expected and to some extent reflect a higher than normal level of recoveries. It is uncertain whether the higher than normal level of recoveries will continue.

Negative economic events, an adverse development in industry segments within the portfolio or deterioration of a large loan or loans could have significant adverse impacts on the actual loss levels. At the present time, there are no other known specific issues, industries of concern or material loans believed to be in imminent danger of deteriorating or defaulting which would give rise to a large near-term charge-off.

Based on the above loss estimates, management determined its best estimate of the required allowance for loans and leases. Management's evaluation of the factors described above resulted in an allowance for loan and lease losses of $358.1 million or 1.21% of loans and leases outstanding at December 31, 2004. The allowance for loan and lease losses was $349.6 million or 1.39% of loans and leases outstanding at December 31, 2003. Consistent with the improvement in credit quality trends noted above, the provision for loan and lease losses amounted to $38.0 million in 2004. By comparison, the provision for loan and lease losses amounted to $63.0 million and $74.4 million in 2003 and 2002, respectively. The resulting provisions for loan and lease losses are the amounts required to establish the allowance for loan and lease losses at the required level after considering charge-offs and recoveries. Management recognizes there are significant estimates in the process and the ultimate losses could be significantly different from those currently estimated.

The Corporation has not materially changed any aspect of its overall approach in the determination of the allowance for loan and lease losses. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the current period allowance. However, on an on-going basis the Corporation continues to refine the methods used in determining management's best estimate of the allowance for loan and lease losses.

Capitalized Software and Conversion Costs

Direct costs associated with the production of computer software that will be licensed externally or used in a service bureau environment are capitalized. Capitalization of such costs is subject to strict accounting policy criteria, although the appropriate time to initiate capitalization requires management judgment. Once the specific capitalized project is put into production, the software cost is amortized over its estimated useful life, generally four years. Each quarter, the Corporation performs net realizable value tests to ensure the assets are recoverable. Such tests require management judgment as to the future sales and profitability of a particular product which involves, in some cases, multi-year projections. Technology changes and changes in customer requirements can have a significant impact on the recoverability of these assets and can be difficult to predict. Should significant adverse changes occur, estimates of useful life may have to be revised or write-offs would be required to recognize impairment. For the years ended December 31, 2004 and 2003, the amount of software costs capitalized amounted to $38.1 million and $54.1 million, respectively. Amortization expense of software costs amounted to $50.4 million and $43.8 million for the years ended December 31, 2004 and 2003, respectively.

During 2004, Metavante determined that certain products had limited growth potential. As a result of strategic product reviews and the results of net realizable tests on these products, Metavante determined that the capitalized software and other assets associated with the products were impaired. Total capitalized software costs written off amounted to $8.7 million and is included in other noninterest expense in 2004.

As a result of a change in product strategies, Metavante determined that certain purchased and internally developed software will no longer be used and such software was written off in 2003. Total capitalized software costs written off as a result of these decisions amounted to $22.8 million and is included in other noninterest expense in 2003.

Direct costs associated with customer system conversions to the data processing operations are capitalized and amortized on a straight-line basis over the terms, generally five to seven years, of the related servicing contracts.

Capitalization only occurs when management is satisfied that such costs are recoverable through future operations or buyout fees in case of early termination. For the years ended December 31, 2004 and 2003, the amount of conversion costs capitalized amounted to $9.4 million and $11.7 million, respectively. Amortization expense of conversion costs amounted to $13.5 million and $17.0 million for the years ended December 31, 2004 and 2003, respectively.

Net unamortized costs, which are included in Accrued Interest and Other Assets in the Consolidated Balance Sheets, at December 31, were ($ in millions):

	2004	2003
Software	$161.1	$133.6
Conversions	26.5	30.7
Total	$187.6	$164.3

The Corporation has not substantively changed any aspect to its overall approach in the determination of the amount of costs that are capitalized for software development or conversion activities. There have been no material changes in assumptions or estimation techniques as compared to prior periods that impacted the determination of the periodic amortization of such costs.

Financial Asset Sales and Securitizations

The Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization vehicles. These vehicles are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These financing entities are contractually limited to a narrow range of activities that facilitate the transfer of or access to various types of assets or financial instruments. In certain situations, the Corporation provides liquidity and/or loss protection agreements. In determining whether the financing entity should be consolidated, the Corporation considers whether the entity is a qualifying special-purpose entity ("QSPE") as defined in Statement of Financial Accounting Standards ("SFAS") No. 140, ***Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities***. For non-consolidation, a QSPE must be demonstrably distinct, have significantly limited permitted activities, hold assets that are restricted to transferred financial assets and related assets, and can sell or dispose of non-cash financial assets only in response to specified conditions.

In December 2003, the Corporation adopted Financial Accounting Standards Board Interpretation No. 46 ("FIN 46R"), ***Consolidation of Variable Interest Entities (revised December 2003)***. This interpretation addresses consolidation by business enterprises of variable interest entities. Under current practice, entities generally have been included in consolidated financial statements because they are controlled through voting interests. This interpretation explains how to identify variable interest entities and how an entity assesses its interests in a variable interest entity to decide whether to consolidate that entity. FIN 46R requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Variable interest entities that effectively disperse risks will not be consolidated unless a single party holds an interest or combination of interests that effectively recombines risks that were previously dispersed. Transferors to QSPEs and "grandfathered" QSPEs subject to the reporting requirements of SFAS 140 are outside the scope of FIN 46R and do not consolidate those entities. FIN 46R also requires certain disclosures by the primary beneficiary of a variable interest entity or an entity that holds a significant variable interest in a variable interest entity.

With respect to the Corporation's securitization activities, the adoption of FIN 46R did not have an impact on its consolidated financial statements because its transfers are generally to QSPEs.

The Corporation sells financial assets in a two-step process that results in a surrender of control over the assets as evidenced by true-sale opinions from legal counsel, to unconsolidated entities that securitize the assets. The Corporation retains interests in the securitized assets in the form of interest-only strips and a cash reserve account. Gain or loss on sale of the assets depends in part on the carrying amount assigned to the assets sold allocated between the asset sold and retained interests based on their relative fair values at the date of transfer. The value of the retained interests is based on the present value of expected cash flows estimated using management's best estimates of the key assumptions—credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved. Actual results can differ from expected results.

The Corporation reviews the carrying values of the retained interests monthly to determine if there is a decline in value that is other than temporary and periodically reviews the propriety of the assumptions used based on current historical experience as well as the sensitivities of the carrying value of the retained interests to adverse changes in the key assumptions. The Corporation believes that its estimates result in a reasonable carrying value of the retained interests.

During 2003, the Corporation recognized impairment losses of $4.1 million that is included in net investment securities gains (losses) in the Consolidated Statements of Income. The impairment was a result of the differences between actual prepayments and credit losses experienced compared to the expected prepayments and credit losses used in measuring the initial retained interests. The impairments on the retained interests, held in the form of interest-only strips, were deemed to be other than temporary. No impairment losses were recognized in 2004.

The Corporation regularly sells automobile loans to an unconsolidated multi-seller special purpose entity commercial paper conduit in securitization transactions in which servicing responsibilities and subordinated interests are retained. The outstanding balances of automobile loans sold in these securitization transactions were $1,003.0 million and $1,050.4 million at December 31, 2004 and 2003, respectively. At December 31, 2004 and 2003, the carrying amount of retained interests amounted to $42.2 million and $42.0 million, respectively.

The Corporation also sells, from time to time, debt securities classified as available for sale that are highly rated to an unconsolidated bankruptcy remote QSPE whose activities are limited to issuing highly rated asset-backed commercial paper with maturities up to 180 days which is used to finance the purchase of the investment securities. The Corporation provides liquidity back-up in the form of Liquidity Purchase Agreements. In addition, the Corporation acts as counterparty to interest rate swaps that enable the QSPE to hedge its interest rate risk. Such swaps are designated as free-standing derivative financial instruments in the Corporation's Consolidated Balance Sheet.

At December 31, 2004, highly rated investment securities in the amount of $280.2 million were outstanding in the QSPE to support the outstanding commercial paper.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on tax assets and liabilities of a change in tax rates is recognized in the income statement in the period that includes the enactment date.

The determination of current and deferred income taxes is based on complex analyses of many factors, including interpretation of Federal and state income tax laws, the difference between tax and financial reporting basis of assets and liabilities (temporary differences), estimates of amounts currently due or owed, such as the timing of reversals of temporary differences and current accounting standards. The Federal and state taxing authorities who make assessments based on their determination of tax laws periodically review the Corporation's interpretation of Federal and state income tax laws. Tax liabilities could differ significantly from the estimates and interpretations used in determining the current and deferred income tax liabilities based on the completion of taxing authority examinations.

During 2003, several income tax audits covering multiple tax jurisdictions were resolved which positively affected the banking segment by $28.6 million and Metavante by $10.7 million and resulted in a lower provision for income taxes in the Consolidated Statements of Income for the year ended December 31, 2003.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk arises from exposure to changes in interest rates, exchange rates, commodity prices, and other relevant market rate or price risk. The Corporation faces market risk through trading and other than trading activities. While market risk that arises from trading activities in the form of foreign exchange and interest rate risk is immaterial to the Corporation, market risk from other than trading activities in the form of interest rate risk is measured and managed through a number of methods.

Interest Rate Risk

The Corporation uses financial modeling techniques to identify potential changes in income under a variety of possible interest rate scenarios. Financial institutions, by their nature, bear interest rate and liquidity risk as a necessary part of the business of managing financial assets and liabilities. The Corporation has designed strategies to limit these risks within prudent parameters and identify appropriate risk/reward tradeoffs in the financial structure of the balance sheet.

The financial models identify the specific cash flows, repricing timing and embedded option characteristics of the assets and liabilities held by the Corporation. Policies are in place to assure that neither earnings nor fair value at risk exceed appropriate limits. The use of a limited array of derivative financial instruments has allowed the Corporation to achieve the desired balance sheet repricing structure while simultaneously meeting the desired objectives of both its borrowing and depositing customers.

The models used include measures of the expected repricing characteristics of administered rate (NOW, savings and money market accounts) and non-rate related products (demand deposit accounts, other assets and other liabilities). These measures recognize the relative insensitivity of these accounts to changes in market interest rates, as demonstrated through current and historical experiences. However, during the second quarter of 2003, the Corporation increased the proportion of these accounts modeled as rate sensitive, in order to recognize the instability of some of the recent balance growth in these accounts. This modeling treatment will be maintained until the incremental balances can be observed across a more complete interest rate cycle. In addition to contractual payment information for most other assets and liabilities, the models also include estimates of expected prepayment characteristics for those items that are likely to materially change their payment structures in different rate environments, including residential mortgage products, certain commercial and commercial real estate loans and certain mortgage-related securities. Estimates for these sensitivities are based on industry assessments and are substantially driven by the differential between the contractual coupon of the item and current market rates for similar products.

This information is incorporated into a model that allows the projection of future income levels in several different interest rate environments. Earnings at risk are calculated by modeling income in an environment where rates remain constant, and comparing this result to income in a different rate environment, and then dividing this difference by the Corporation's budgeted operating income before taxes for the calendar year. Since future interest rate moves are difficult to predict, the following table presents two potential scenarios—a gradual increase of 100bp across the entire yield curve over the course of the year (+25bp per quarter), and a gradual decrease of 100bp across the entire yield curve over the course of the year (-25bp per quarter) for the balance sheet as of December 31, 2004:

Hypothetical Change in Interest Rates	Impact to 2005 Pretax Income
100 basis point gradual rise in rates	-0.1%
100 basis point gradual decline in rates	0.2%

These results are based solely on the modeled parallel changes in market rates, and do not reflect the earnings sensitivity that may arise from other factors such as changes in the shape of the yield curve and changes in spread between key market rates. These results also do not include any management action to mitigate potential income variances within the simulation process. Such action could potentially include, but would not be limited to, adjustments to the repricing characteristics of any on- or off-balance sheet item with regard to short-term rate projections and current market value assessments.

Actual results will differ from simulated results due to the timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

Another component of interest rate risk is measuring the fair value at risk for a given change in market interest rates. The Corporation also uses computer modeling techniques to determine the present value of all asset and liability cash flows (both on- and off-balance sheet), adjusted for prepayment expectations, using a market discount rate. The net change in the present value of the asset and liability cash flows in different market rate environments is the amount of fair value at risk from those rate movements. As of December 31, 2004 the fair value of equity at risk for a gradual 100bp shift in rates was less than 2.0% of the market value of the Corporation.

Equity Risk

In addition to interest rate risk, the Corporation incurs market risk in the form of equity risk. M&I's Capital Markets Group invests in private, medium-sized companies to help establish new businesses or recapitalize existing ones. Exposure to the change in equity values for the companies that are held in their portfolio exists. However, fair values are difficult to determine until an actual sale or liquidation transaction actually occurs. At December 31, 2004 the carrying value of total active capital markets investments amounted to approximately $68.3 million.

At December 31, 2004 M&I Trust Services administered $75.9 billion in assets and directly managed $18.3 billion in assets. Exposure exists to changes in equity values due to the fact that fee income is partially based on equity balances. While this exposure is present, quantification remains difficult due to the number of other variables affecting fee income. Interest rate changes can also have an effect on fee income for the above stated reasons.

FORWARD-LOOKING STATEMENTS

Statements made in this Annual Report that are not statements of historical fact are forward-looking statements, including, without limitation, statements regarding the Corporation's expected financial and operating results for 2005. Forward-looking statements are subject to significant risks and uncertainties, and the Corporation's actual results may differ materially from the results discussed in such forward-looking statements. These statements speak of M&I's plans, goals, beliefs or expectations, refer to estimates or use similar terms. The information under the heading "Forward-Looking Statements" in M&I's Annual Report on Form 10-K for the year ended December 31, 2004, which information is incorporated herein by reference, provides cautionary statements identifying important factors that could cause M&I's actual results to differ materially from those contained in the forward-looking statements. All forward-looking statements contained in this Annual Report are based upon information available at the time the statement is made, and M&I assumes no obligation to update any forward-looking statement.

NEW YORK STOCK EXCHANGE CERTIFICATION

In 2004, Dennis J. Kuester, M&I's Chief Executive Officer, submitted a certification to the New York Stock Exchange in accordance with Section 303A.12 of the New York Stock Exchange Listed Company Manual stating that, as of the date of the certification, he was not aware of any violation by M&I of the New York Stock Exchange's corporate governance listing standards.

CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA FOR YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Consolidated Balance Sheets
December 31 ($000's except share data)

	2004	2003
Assets		
Cash and Cash Equivalents:		
Cash and Due from Banks	$ 838,668	$ 810,088
Federal Funds Sold and Security Resale Agreements	72,515	44,076
Money Market Funds	76,955	57,462
Total Cash and Cash Equivalents	988,138	911,626
Investment Securities:		
Trading Securities, at Market Value	18,418	16,197
Interest Bearing Deposits at Other Banks	23,105	45,551
Available for Sale, at Market Value	5,358,999	4,786,446
Held to Maturity, Market Value $765,101 ($873,949 in 2003)	726,386	820,886
Total Investment Securities	6,126,908	5,669,080
Loans Held for Sale	81,662	34,623
Loans and Leases:		
Loans and Leases, Net of Unearned Income of $85,025 ($88,039 in 2003)	29,455,110	25,150,317
Less: Allowance for Loan and Lease Losses	358,110	349,561
Net Loans and Leases	29,097,000	24,800,756
Premises and Equipment, Net	467,225	438,485
Goodwill and Other Intangibles	2,126,433	1,104,552
Accrued Interest and Other Assets	1,550,036	1,413,521
Total Assets	$40,437,402	$34,372,643
Liabilities and Shareholders' Equity		
Deposits:		
Noninterest Bearing	$ 4,888,426	$ 4,715,283
Interest Bearing	21,566,661	17,554,822
Total Deposits	26,455,087	22,270,105
Short-term Borrowings	3,530,036	4,933,001
Accrued Expenses and Other Liabilities	1,535,866	1,106,221
Long-term Borrowings	5,026,599	2,734,623
Total Liabilities	36,547,588	31,043,950
Shareholders' Equity:		
Series A Convertible Preferred Stock, $1.00 par value, 2,000,000 Shares Authorized	—	—
Common Stock, $1.00 par value, 700,000,000 Shares Authorized; 244,432,222 Shares Issued (240,832,522 Shares in 2003)	244,432	240,833
Additional Paid-in Capital	671,815	564,269
Retained Earnings	3,508,477	3,061,246
Accumulated Other Comprehensive Income, Net of Related Taxes	23,338	2,694
Less: Treasury Stock, at Cost: 17,091,528 Shares (17,606,489 in 2003)	518,231	513,562
Deferred Compensation	40,017	26,787
Total Shareholders' Equity	3,889,814	3,328,693
Total Liabilities and Shareholders' Equity	$40,437,402	$34,372,643

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income
Years ended December 31 ($000's except share data)

	2004	2003	2002
Interest Income			
Loans and Leases	$1,404,189	$1,304,060	$1,297,166
Investment Securities:			
Taxable	200,107	165,075	198,037
Exempt from Federal Income Taxes	58,826	57,968	60,637
Trading Securities	271	258	328
Short-term Investments	2,397	2,559	11,168
Total Interest Income	1,665,790	1,529,920	1,567,336
Interest Expense			
Deposits	276,102	228,216	283,385
Short-term Borrowings	61,256	81,070	150,310
Long-term Borrowings	196,440	163,348	127,343
Total Interest Expense	533,798	472,634	561,038
Net Interest Income	1,131,992	1,057,286	1,006,298
Provision for Loan and Lease Losses	37,963	62,993	74,416
Net Interest Income After Provision for Loan and Lease Losses	1,094,029	994,293	931,882
Other Income			
Data Processing Services	891,005	657,827	601,500
Item Processing	43,148	42,814	39,078
Trust Services	150,917	126,759	120,586
Service Charges on Deposits	99,772	102,528	100,796
Gains on Sale of Mortgage Loans	27,171	54,143	39,711
Other Mortgage Banking Revenue	7,925	16,109	15,502
Net Investment Securities Gains (Losses)	35,352	21,572	(6,271)
Life Insurance Revenue	27,254	30,507	29,783
Other	163,951	163,542	142,003
Total Other Income	1,446,495	1,215,801	1,082,688
Other Expense			
Salaries and Employee Benefits	887,279	797,518	745,518
Net Occupancy	77,209	67,626	74,706
Equipment	115,650	111,354	116,806
Software Expenses	50,021	44,747	44,210
Processing Charges	52,239	48,295	39,316
Supplies and Printing	23,581	22,118	20,131
Professional Services	43,763	44,429	38,441
Shipping and Handling	67,772	51,765	45,669
Amortization of Intangibles	27,852	23,785	25,134
Other	250,192	240,070	146,047
Total Other Expense	1,595,558	1,451,707	1,295,978
Income Before Income Taxes	944,966	758,387	718,592
Provision for Income Taxes	317,880	214,282	238,265
Net Income	$ 627,086	$ 544,105	$ 480,327
Net Income Per Common Share			
Basic	$ 2.81	$ 2.41	$ 2.24
Diluted	2.77	2.38	2.16

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Years ended December 31 ($000's)

	2004	2003	2002
Cash Flows From Operating Activities:			
Net Income	$ 627,086	$ 544,105	$ 480,327
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	195,223	200,085	91,050
Provision for Loan and Lease Losses	37,963	62,993	74,416
Gains on Sales of Assets	(32,502)	(45,507)	(75,147)
Proceeds from Sales of Trading Securities and Loans Held for Sale	7,721,503	11,637,141	7,079,263
Purchases of Trading Securities and Loans Held for Sale	(7,513,518)	(11,240,640)	(6,822,322)
Other	(28,322)	(124,609)	110,225
Total Adjustments	380,347	489,463	457,485
Net Cash Provided by Operating Activities	1,007,433	1,033,568	937,812
Cash Flows From Investing Activities:			
Proceeds from Sales of Securities Available for Sale	12,467	41,838	317,201
Proceeds from Maturities of Securities Available for Sale	1,265,998	2,840,754	2,181,391
Proceeds from Maturities of Securities Held to Maturity	94,907	122,856	144,296
Purchases of Securities Available for Sale	(1,775,775)	(3,449,841)	(2,936,885)
Purchases of Securities Held to Maturity	—	(1,000)	(631)
Net Increase in Loans	(4,571,125)	(1,857,480)	(2,760,170)
Purchases of Assets to be Leased	(215,578)	(243,955)	(182,874)
Principal Payments on Lease Receivables	291,608	450,224	456,124
Purchases of Premises and Equipment, Net	(80,428)	(62,125)	(52,611)
Acquisitions, Net of Cash and Cash Equivalents Acquired	(1,012,100)	(29,395)	(153,443)
Other	25,142	18,002	8,878
Net Cash Used in Investing Activities	(5,964,884)	(2,170,122)	(2,978,724)
Cash Flows From Financing Activities:			
Net Increase in Deposits	4,200,843	1,886,561	1,370,143
Proceeds from Issuance of Commercial Paper	6,442,232	7,790,467	7,050,671
Principal Payments on Commercial Paper	(6,534,320)	(7,737,360)	(7,069,509)
Net Decrease in Other Short-term Borrowings	(1,584,827)	(842,636)	(765,214)
Proceeds from Issuance of Long-term Borrowings	3,040,500	1,278,629	1,888,623
Payment of Long-term Borrowings	(455,829)	(1,164,025)	(564,151)
Dividends Paid	(179,855)	(158,007)	(136,955)
Purchases of Common Stock	(98,385)	(201,044)	(165,116)
Proceeds from the Issuance of Common Stock	206,666	49,063	15,187
Other	(3,062)	—	—
Net Cash Provided by Financing Activities	5,033,963	901,648	1,623,679
Net Increase (Decrease) in Cash and Cash Equivalents	76,512	(234,906)	(417,233)
Cash and Cash Equivalents, Beginning of Year	911,626	1,146,532	1,563,765
Cash and Cash Equivalents, End of Year	$ 988,138	$ 911,626	$ 1,146,532
Supplemental Cash Flow Information:			
Cash Paid During the Year for:			
Interest	$ 506,773	$ 500,698	$ 564,475
Income Taxes	283,588	297,143	216,026

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
($000's except share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Deferred Compensation	Accumulated Other Comprehensive Income
Balance, December 31, 2001		$ 336	$117,302	$ 698,289	$2,331,776	$(673,494)	$(21,841)	$ 40,600
Comprehensive Income:								
Net Income	$ 480,327	—	—	—	480,327	—	—	—
Unrealized Gains (Losses) on Securities:								
Arising During the Period Net of Taxes of $2,850	(5,265)	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income Net of Taxes of $233	(434)	—	—	—	—	—	—	—
Total Unrealized Gains (Losses) on Securities	(5,699)	—	—	—	—	—	—	(5,699)
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows:								
Arising During the Period Net of Taxes of $64,325	(119,462)	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income Net of Taxes of $21,611	40,134	—	—	—	—	—	—	—
Net Gains (Losses)	(79,328)	—	—	—	—	—	—	(79,328)
Other Comprehensive Income	(85,027)	—	—	—	—	—	—	—
Comprehensive Income	$ 395,300	—	—	—	—	—	—	—
Issuance of 11,365,723 Common and Treasury Common Shares in the 2002 Business Combinations		—	3,115	197,114	—	215,852	—	—
2 for 1 Stock Split Effective in the Form of a 100% Stock Dividend		—	120,416	(120,416)	—	—	—	—
Issuance of 7,688,456 Treasury Common Shares on Conversion of 336,370 Preferred Shares		(336)	—	(200,717)	—	201,053	—	—
Issuance of 1,334,056 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(10,523)	—	34,463	(1,331)	—
Acquisition of 5,167,660 Common Shares		—	—	(151)	—	(159,752)	479	—
Dividends Declared on Preferred Stock — $14.29 Per Share		—	—	—	(4,806)	—	—	—
Dividends Declared on Common Stock — $0.625 Per Share		—	—	—	(132,149)	—	—	—
Net Change in Deferred Compensation		—	—	—	—	—	523	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	5,976	—	—	—	—
Other		—	—	(410)	—	—	—	—
Balance, December 31, 2002		$ —	$240,833	$ 569,162	$2,675,148	$(381,878)	$(22,170)	$(44,427)

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
($000's except share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Common Stock	Deferred Compensation	Accumulated Other Comprehensive Income
Balance, December 31, 2002		$—	$240,833	$569,162	$2,675,148	$(381,878)	$(22,170)	$(44,427)
Comprehensive Income:								
Net Income	$544,105	—	—	—	544,105	—	—	—
Unrealized Gains (Losses) on Securities: Arising During the Period Net of Taxes of $6,489	(12,016)	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income Net of Taxes of $2,008	(3,729)	—	—	—	—	—	—	—
Total Unrealized Gains (Losses) on Securities	(15,745)	—	—	—	—	—	—	(15,745)
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows: Arising During the Period Net of Taxes of $3,635	(6,748)	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income Net of Taxes of $37,485	69,614	—	—	—	—	—	—	—
Net Gains (Losses)	62,866	—	—	—	—	—	—	62,866
Other Comprehensive Income	47,121	—	—	—	—	—	—	—
Comprehensive Income	$591,226	—	—	—	—	—	—	—
Issuance of 2,989,875 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(16,396)	—	79,908	(5,589)	—
Acquisition of 5,996,799 Common Shares		—	—	(112)	—	(211,592)	612	—
Dividends Declared on Common Stock—$0.700 Per Share		—	—	—	(158,007)	—	—	—
Net Change in Deferred Compensation		—	—	—	—	—	360	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	11,905	—	—	—	—
Other		—	—	(290)	—	—	—	—
Balance, December 31, 2003		$—	$240,833	$564,269	$3,061,246	$(513,562)	$(26,787)	$ 2,694

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Shareholders' Equity
($000's except share data)

	Comprehensive Income	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Common Stock	Deferred Compensation	Accumulated Other Comprehensive Income
Balance, December 31, 2003		$—	$240,833	$564,269	$3,061,246	$(513,562)	$(26,787)	$ 2,694
Comprehensive Income:								
Net Income	$627,086	—	—	—	627,086	—	—	—
Unrealized Gains (Losses) on Securities:								
Arising During the Period Net of Taxes of $5,692	(10,476)	—	—	—	—	—	—	—
Reclassification for Securities Transactions Included in Net Income Net of Taxes of $139	(258)	—	—	—	—	—	—	—
Total Unrealized Gains (Losses) on Securities	(10,734)	—	—	—	—	—	—	(10,734)
Net Gains (Losses) on Derivatives Hedging Variability of Cash Flows:								
Arising During the Period Net of Taxes of $5,821	10,810	—	—	—	—	—	—	—
Reclassification Adjustments For Hedging Activities Included in Net Income Net of Taxes of $11,075	20,568	—	—	—	—	—	—	—
Net Gains (Losses)	31,378	—	—	—	—	—	—	31,378
Other Comprehensive Income	20,644	—	—	—	—	—	—	—
Comprehensive Income	$647,730	—	—	—	—	—	—	—
Issuance of 3,599,700 Common Shares		—	3,599	146,300	—	—	—	—
Present Value of Stock Purchase Contract and Allocated Fees and Expenses for Common SPACES[SM]		—	—	(34,039)	—	—	—	—
Issuance of 2,825,014 Treasury Common Shares Under Stock Option and Restricted Stock Plans		—	—	(20,466)	—	85,342	(7,167)	—
Acquisition of 2,310,053 Common Shares		—	—	(41)	—	(90,011)	197	—
Dividends Declared on Common Stock—$0.810 Per Share		—	—	—	(179,855)	—	—	—
Net Change in Deferred Compensation		—	—	—	—	—	(6,260)	—
Income Tax Benefit for Compensation Expense for Tax Purposes in Excess of Amounts Recognized for Financial Reporting Purposes		—	—	16,064	—	—	—	—
Other		—	—	(272)	—	—	—	—
Balance, December 31, 2004		$—	$244,432	$671,815	$3,508,477	$(518,231)	$(40,017)	$23,338

The accompanying notes are an integral part of the Consolidated Financial Statements.

Marshall & Ilsley Corporation ("M&I" or the "Corporation") is a bank holding company that provides diversified financial services to a wide variety of corporate, institutional, government and individual customers. M&I's largest affiliates and principal operations are in Wisconsin; however, it has activities in other markets, particularly in certain neighboring midwestern states, and in Arizona, Nevada and Florida. The Corporation's principal activities consist of banking and data processing services. Banking services, lending and accepting deposits from retail and commercial customers are provided through its lead bank, M&I Marshall & Ilsley Bank ("M&I Bank"), which is headquartered in Wisconsin, one federally chartered thrift headquartered in Nevada, one state chartered bank headquartered in St. Louis, Missouri, and an asset-based lending subsidiary headquartered in Minneapolis, Minnesota. In addition to branches located throughout Wisconsin, banking services are provided in branches located throughout Arizona, the Minneapolis, Minnesota and St. Louis, Missouri metropolitan areas, Belleville, Illinois, Las Vegas, Nevada and Naples and Bonita Springs, Florida, as well as on the Internet. Financial and data processing services and software sales are provided through the Corporation's subsidiary Metavante Corporation ("Metavante") and its nonbank subsidiaries primarily to financial institutions throughout the United States. Other financial services provided by M&I include: personal property lease financing to consumer and commercial customers; investment management and advisory services; commercial and residential mortgage banking; venture capital and financial advisory services; trust services to residents of Wisconsin, Arizona, Minnesota, Missouri, Florida, North Carolina, Nevada and Illinois; and brokerage and insurance services.

1. Summary of Significant Accounting Policies

Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

Consolidation principles—The Consolidated Financial Statements include the accounts of the Corporation, its subsidiaries that are wholly or majority owned and/or over which it exercises substantive control and significant variable interest entities for which the Corporation has determined that, based on the variable interests it holds, it is the primary beneficiary in accordance with Financial Accounting Standards Board ("FASB") Interpretation No. 46 ("FIN 46R"), ***Consolidation of Variable Interest Entities an interpretation of Accounting Research Board ("ARB") No. 51 (revised December 2003)***. The primary beneficiary of a variable interest entity is the party that absorbs a majority of an entity's expected losses, receives a majority of an entity's expected residual returns, or both, as a result of holding variable interests. Variable interests are the ownership, contractual or other pecuniary interests in an entity. Investments in unconsolidated affiliates, in which the Corporation has 20 percent or more ownership interest and has the ability to exercise significant influence, but not substantive control, over the affiliates' operating and financial policies, are accounted for using the equity method of accounting, unless the investment has been determined to be temporary. All significant intercompany balances and transactions are eliminated in consolidation.

The Corporation utilizes certain financing arrangements to meet its balance sheet management, funding, liquidity, and market or credit risk management needs. The majority of these activities are basic term or revolving securitization facilities. These facilities are generally funded through term-amortizing debt structures or with short-term commercial paper designed to be paid off based on the underlying cash flows of the assets securitized. These financing entities are contractually limited to a narrow range of activities that facilitate the transfer of or access to various types of assets or financial instruments. In certain situations, the Corporation provides liquidity and/or loss protection agreements. In determining whether the financing entity should be consolidated, the Corporation considers whether the entity is a qualifying special-purpose entity ("QSPE") as defined in Statement of Financial Accounting Standards No. 140 ("SFAS 140"), ***Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities***. For non-consolidation, a QSPE must be demonstrably distinct, have significantly limited permitted activities, hold assets that are restricted to transferred financial assets and related assets, and can sell or dispose of non-cash financial assets only in response to specified conditions.

Certain amounts in the 2003 and 2002 Consolidated Financial Statements have been reclassified to conform to the 2004 presentation.

Cash and cash equivalents — For purposes of the Consolidated Financial Statements, the Corporation defines cash and cash equivalents as short-term investments, which have an original maturity of three months or less and are readily convertible into cash.

Securities — Securities, when purchased, are designated as Trading, Investment Securities Held to Maturity, or Investment Securities Available for Sale and remain in that category until they are sold or mature. The specific identification method is used in determining the cost of securities sold.

Trading Securities are carried at fair value, with adjustments to the carrying value reflected in the Consolidated Statements of Income. Investment Securities Held to Maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts. The Corporation designates investment securities as held to maturity only when it has the positive intent and ability to hold them to maturity. All other securities are classified as Investment Securities Available for Sale and are carried at fair value with fair value adjustments net of the related income tax effects reported as a component of Accumulated Other Comprehensive Income in the Consolidated Balance Sheets.

Loans held for sale — Loans held for sale are carried at the lower of cost or market, determined on an aggregate basis, based on outstanding firm commitments received for such loans or on current market prices.

Loans and leases — Interest on loans, other than direct financing leases, is recognized as income based on the loan principal outstanding during the period. Unearned income on financing leases is recognized over the lease term on a basis that results in an approximate level rate of return on the lease investment. Loans are generally placed on nonaccrual status when they are past due 90 days as to either interest or principal. When a loan is placed on nonaccrual status, previously accrued and uncollected interest is charged to interest income on loans. A nonaccrual loan may be restored to an accrual basis when interest and principal payments are brought current and collectibility of future payments is not in doubt.

The Corporation defers and amortizes fees and certain incremental direct costs, primarily salary and employee benefit expenses, over the contractual term of the loan or lease as an adjustment to the yield. The unamortized net fees and costs are reported as part of the loan or lease balance outstanding.

The Corporation periodically reviews the residual values associated with its leasing portfolios. Declines in residual values that are judged to be other than temporary are recognized as a loss resulting in a reduction in the net investment in the lease.

Loan servicing — Fees related to the servicing of mortgage loans are recorded as income when payments are received from mortgagors. Fees related to the servicing of other loans are recorded as income when earned. The Corporation recognizes as separate assets rights to service loans when the loans are originated and sold with servicing retained, unless the contractual servicing fee is deemed to be adequate compensation. Since most residential loans have been sold with servicing released, loan servicing rights were not significant at December 31, 2004 or 2003.

Allowance for loan and lease losses — The allowance for loan and lease losses is maintained at a level believed adequate by management to absorb estimated probable losses in the loan and lease portfolio including loans that have been determined to be impaired. For impaired loans, impairment is measured using one of three alternatives: (1) the present value of expected future cash flows discounted at the loan's effective interest rate; (2) the loan's observable market price, if available; or (3) the fair value of the collateral for collateral dependent loans and loans for which foreclosure is deemed to be probable. Management's determination of the adequacy of the allowance is

December 31, 2004, 2003, and 2002 ($000's except share data)

based on a continual review of the loan and lease portfolio, loan and lease loss experience, economic conditions, growth and composition of the portfolio, and other relevant factors. As a result of management's continual review, the allowance is adjusted through provisions for loan and lease losses charged against income.

Financial asset sales — The Corporation sells financial assets, in a two-step process that results in a surrender of control over the assets as evidenced by true-sale opinions from legal counsel, to unconsolidated entities that securitize the assets. The Corporation retains interests in the securitized assets in the form of interest-only strips and a cash reserve account. Gain or loss on sale of the assets depends in part on the carrying amount assigned to the assets sold allocated between the asset sold and retained interests based on their relative fair values at the date of transfer. The value of the retained interests is based on the present value of expected cash flows estimated using management's best estimates of the key assumptions — credit losses, prepayment speeds, forward yield curves and discount rates commensurate with the risks involved.

Premises and equipment — Land is recorded at cost. Premises and equipment are recorded at cost and depreciated principally on the straight-line method with annual rates varying from 10 to 50 years for buildings and 3 to 10 years for equipment. Long-lived assets which are impaired are carried at fair value and long-lived assets to be disposed of are carried at the lower of the carrying amount or fair value less cost to sell. Maintenance and repairs are charged to expense and betterments are capitalized.

Other real estate owned — Other real estate owned consists primarily of assets that have been acquired in satisfaction of debts. Other real estate owned is recorded at fair value, less estimated selling costs, at the date of transfer. Valuation adjustments required at the date of transfer for assets acquired in satisfaction of debts are charged to the allowance for loan and lease losses. Subsequent to transfer, other real estate owned is carried at the lower of cost or fair value, less estimated selling costs, based upon periodic evaluations. Rental income from properties and gains on sales are included in other income, and property expenses, which include carrying costs, required valuation adjustments and losses on sales, are recorded in other expense. At December 31, 2004 and 2003, total other real estate owned amounted to $8,056 and $13,235, respectively.

Data processing services — Data processing and related revenues are recognized as services are performed based on amounts billable under the contracts. Processing services performed that have not been billed to customers are accrued. Revenue includes shipping and handling costs associated with such income producing activities.

Revenues attributable to the licensing of software are generally recognized upon delivery and performance of certain contractual obligations, provided that no significant vendor obligations remain and collection of the resulting receivable is deemed probable. Service revenues from customer maintenance fees for ongoing customer support and product updates are recognized ratably over the term of the maintenance period. Service revenues from training and consulting are recognized when the services are performed. Conversion revenues associated with the conversion of customers' processing systems to Metavante's processing systems are deferred and amortized over the period of the related processing contract, which on average is approximately five years. Deferred revenues, which are included in Accrued Expenses and Other Liabilities in the Consolidated Balance Sheets, amounted to $97,434 and $48,620 at December 31, 2004 and 2003, respectively.

Capitalized software and conversions — Direct costs associated with the production of computer software which will be licensed externally or used in a service bureau environment are capitalized and amortized on the straight-line method over the estimated economic life of the product, generally four years. Such capitalized costs are periodically evaluated for impairment and adjusted to net realizable value when impairment is indicated. Direct costs associated with customer system conversions to the data services operations are capitalized and amortized on the straight-line method over the terms of the related servicing contract. Routine maintenance of software products, design costs and development costs incurred prior to establishment of a product's technological feasibility for software to be sold, are expensed as incurred.

December 31, 2004, 2003, and 2002 ($000's except share data)

Net unamortized costs, which are included in Accrued Interest and Other Assets in the Consolidated Balance Sheets, at December 31 were:

	2004	2003
Software	$161,078	$133,602
Conversions	26,524	30,678
Total	$187,602	$164,280

Amortization expense, which includes software write-downs, was $72,527, $82,076 and $53,507, for 2004, 2003 and 2002, respectively. During 2004, Metavante determined that certain products had limited growth potential. Based on strategic product reviews and the results of net realizable tests performed on these products, it was determined that the capitalized software and other assets associated with those products were impaired. Total capitalized software costs written off amounted to $8,662 for the year ended December 31, 2004. As a result of a shift in product strategy, Metavante determined that certain internally developed software would no longer be used and wrote-off $21,236 of such software in 2003. There were no significant write-downs or impairment charges in 2002.

Goodwill and other intangibles—Goodwill arising from business combinations ceased to be amortized on January 1, 2002 upon the adoption of Statement of Financial Accounting Standards No. 142 ("SFAS 142"), ***Goodwill and Other Intangible Assets***.

The Corporation annually tests goodwill for impairment using a two-step process that begins with an estimation of the fair value of a reporting unit. For purposes of the test, the Corporation's reporting units are the operating segments as defined in Statement of Financial Accounting Standards No. 131, ***Disclosures about Segments of an Enterprise and Related Information***. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. See Note 11 for additional information.

Identifiable intangibles arising from purchase acquisitions with a finite useful life are amortized over their useful lives and consist of core deposit intangibles, contract rights, tradenames and customer lists.

Identifiable intangibles that have been determined to have an indefinite useful life are not amortized but are subject to periodic tests for impairment. At December 31, 2004, the Corporation did not have any identifiable intangibles that have been determined to have an indefinite useful life.

Derivative financial instruments—Derivative financial instruments, including certain derivative instruments embedded in other contracts, are carried in the Consolidated Balance Sheets as either an asset or liability measured at its fair value. The fair value of the Corporation's derivative financial instruments is determined based on quoted market prices for comparable transactions, if available, or a valuation model that calculates the present value of expected future cash flows.

Changes in the fair value of derivative financial instruments are recognized currently in earnings unless specific hedge accounting criteria are met. For derivative financial instruments designated as hedging the exposure to changes in the fair value of a recognized asset or liability (fair value hedge), the gain or loss is recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. For derivative financial instruments designated as hedging the exposure to variable cash flows of a forecasted transaction (cash flow hedge), the effective portion of the derivative financial instrument's gain or loss is initially reported as a component of accumulated other comprehensive income and is subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

At inception of a hedge, the Corporation formally documents the hedging relationship as well as the Corporation's risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness in hedging the exposure will be assessed.

December 31, 2004, 2003, and 2002 ($000's except share data)

The adjustment of the carrying amount of an interest bearing hedged asset or liability in a fair value hedge is amortized into earnings when the hedged item ceases to be adjusted for changes in its fair value attributable to the risk being hedged.

If a cash flow hedge is discontinued because it is probable that the original forecasted transaction will not occur, the net gain or loss in accumulated other comprehensive income is immediately reclassified into earnings. If the cash flow hedge is sold, terminated, expires or the designation of the cash flow hedge is removed, the net gain or loss in accumulated other comprehensive income is reclassified into earnings in the same period or periods during which the hedged forecasted transaction affects earnings.

Cash flows from derivative financial instruments are reported in the Consolidated Statements of Cash Flows as operating activities.

Foreign exchange contracts—Foreign exchange contracts include such commitments as foreign currency spot, forward, future and option contracts. Foreign exchange contracts and the premiums on options written or sold are carried at market value with changes in market value included in other income.

Treasury stock—Treasury stock acquired is recorded at cost and is carried as a reduction of shareholders' equity in the Consolidated Balance Sheets. Treasury stock issued is valued based on average cost. The difference between the consideration received upon issuance and the average cost is charged or credited to additional paid-in capital.

New accounting pronouncements—In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), ***Share-Based Payment*** ("SFAS 123(R)"). SFAS 123(R) replaces FASB statement No.123, ***Accounting for Stock-Based Compensation*** ("SFAS 123"), and supercedes Accounting Principles Board Opinion No. 25 ("APBO 25"), ***Accounting for Stock Issued to Employees***. Statement 123(R) requires that compensation cost relating to share-based payment transactions be recognized in financial statements. That cost is measured based on the fair value of the equity or liability instruments issued. Statement 123(R) covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Statement 123(R) also provides guidance on measuring the fair value of share-based payment awards. The Corporation will be required to adopt Statement 123(R) beginning in the third quarter of 2005.

As permitted under SFAS 123, the Corporation elected to measure and account for share-based compensation cost using the intrinsic value based method of accounting prescribed in APBO 25 and provide the required pro forma disclosures. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount paid to acquire the stock.

The largest differences between SFAS 123(R) and APBO 25 as it relates to the Corporation is the amount of compensation cost attributable to the Corporation's fixed stock option plans and employee stock purchase plan ("ESPP"). Under APBO 25 no compensation cost is recognized for fixed stock option plans because the exercise price is equal to the quoted market price at the date of grant and therefore there is no intrinsic value. SFAS 123(R) compensation cost would equal the calculated fair value of the options granted. Under APBO 25 no compensation cost is recognized for the ESPP because the discount and the plan meets the definition of a qualified plan of the Internal Revenue Code and meets the requirements of APBO 25. Under SFAS 123(R) the Corporation's ESPP is compensatory because the plan has a provision that establishes the purchase price as an amount based on the lesser of the Corporation's common stock price at date of grant or at date of purchase. SFAS 123(R) compensation cost would be approximately equal to the initial discount (15% of beginning of plan period price per share) plus the value of a one year call option on 85% of a share of common stock for each share purchased.

In contemplation of the adoption of SFAS 123(R) the Corporation, with the assistance of an independent valuation firm, reviewed the various permitted methods of determining the estimated fair value of its fixed stock option plans and concluded that a form of lattice stock option pricing model produces the most representative

December 31, 2004, 2003, and 2002 ($000's except share data)

estimate of fair value for its fixed stock option plans. For purposes of providing the required pro forma disclosures under SFAS 123 and recording compensation cost under SFAS 123(R), all fixed stock options granted after September 30, 2004 were valued using the form of lattice stock option pricing model. Fixed stock options granted before September 30, 2004 were valued using a Black-Scholes closed form option-pricing model.

The Corporation has not yet determined if it will elect the Modified Retrospective Application which would result in adjustments to financial statements for all prior periods for which SFAS 123 was effective to give effect to the fair-value-based method of accounting for awards granted, modified, or settled in cash in fiscal years beginning after December 15, 1994. Such adjustments must be on a basis consistent with the pro forma disclosures previously provided.

See Note 17, Stock Option, Restricted Stock and Employee Stock Purchase Plans, for a description of the Corporation's plans and the pro forma effect of the fair-value-based method of accounting for awards granted, modified, or settled in cash in fiscal years beginning after December 15,1994.

On March 31, 2004, the Financial Accounting Standards Board ("FASB") ratified the consensuses reached by the Emerging Issues Task Force ("EITF") in EITF Issue No. 03-1, ***The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*** ("Issue 03-1"). Issue 03-1 provides guidance that should be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The guidance also includes accounting considerations subsequent to recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments.

For equity securities (including cost method investments) and debt securities that can be contractually prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost, an impairment should be deemed other than temporary unless (a) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for a forecasted recovery of fair value up to the cost of the investment, and (b) evidence indicating the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary.

For debt securities that can not be contractually prepaid or otherwise settled in such a way that the investor would not recover substantially all of its cost, an impairment should be deemed other than temporary if (a) the investor does not have the ability and intent to hold an investment until a forecasted recovery of fair value up to the cost of the investment, which in certain cases may mean until maturity, or (b) it is probable that the investor will be unable to collect all amounts due according to the contractual terms of the debt security.

Although not presumptive, a pattern of selling investments prior to the forecasted recovery of fair value may call into question the investor's intent.

The guidance for evaluating whether an investment is other-than-temporarily impaired was to be applied to other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. On September 30, 2004, the FASB voted unanimously to defer the effective date of certain paragraphs of Issue 03-1 which effectively deferred application of Issue 03-1's guidance on how to evaluate and recognize an impairment loss that is other than temporary which includes debt securities that are impaired solely because of interest rate and/or sector spread increases.

The deferral is not a suspension of the accounting requirements that currently exist. The disclosure requirements were not affected by the deferral. The delay of the effective date of certain paragraphs of Issue 03-1 will be superseded concurrent with the final issuance of a FASB Staff Position that will provide implementation guidance for securities analyzed for impairment under those paragraphs of Issue 03-1.

As shown in Note 6, at December 31, 2004 the Corporation had gross unrealized losses associated with its investment securities portfolios of $16.0 million. Of that amount, $12.3 million has been in a continuous unrealized

December 31, 2004, 2003, and 2002 ($000's except share data)

loss position for less than twelve months. The Corporation believes that the unrealized losses are predominantly the result of increases in market interest rates and it is probable that the Corporation will collect all amounts due according to the contractual terms of the investment securities.

In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3 ("SOP 03-3"), ***Accounting for Certain Loans or Debt Securities Acquired in a Transfer***. SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans or debt securities acquired individually, in a pool or group or in a purchase business combination. SOP 03-3 does not apply to loans originated by an entity. SOP 03-3 limits the yield that may be accreted (accretable yield) to the excess of the investor's estimate of undiscounted expected principal, interest and other cash flows over the investor's initial investment in the loan. The excess of contractual cash flows over the estimated expected cash flows to be collected (nonaccretable difference) cannot be recognized as an adjustment of the yield, loss accrual or valuation allowance at the date of transfer. Subsequent increases in cash flows expected to be collected generally will be recognized prospectively through an adjustment to the yield over the remaining life. Subsequent decreases in cash flows expected to be collected will be recognized as impairment.

SOP 03-3 prohibits investors from displaying accretable yield or nonaccretable difference in the balance sheet and also prohibits carrying over or creation of a valuation allowance in the initial accounting of all loans acquired in a transfer that are within the scope of SOP 03-3. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, pool or group of loans and loans acquired in a business combination.

SOP 03-3 is effective for loans acquired in fiscal years beginning after December 15, 2004. The Corporation anticipates that earnings volatility could increase based on the periodic changes in accretable yield and non-accretable difference that can arise from revised cash flow projections.

2. Changes in Method of Accounting

On December 31, 2003, the Corporation adopted FIN 46 and FIN 46R, ***Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (revised December 2003)***. While the Corporation determined it had variable interests in variable interest entities, the Corporation concluded that it was not the primary beneficiary as those terms are defined in FIN 46 and FIN 46R and therefore, no new entities were required to be included in the consolidated financial statements of the Corporation as of December 31, 2003. However, the Corporation concluded that it should de-consolidate the special purpose entity, M&I Capital Trust A (the "Trust"), that was formed in 1996 to issue cumulative preferred capital securities and holds, as its sole asset, junior subordinated deferrable interest debentures (subordinated debt) issued by the Corporation. As a matter of policy, the Corporation has always elected to classify the guaranteed preferred beneficial interests in the Trust as long-term borrowings and the semi-annual distributions as interest expense for financial reporting purposes in prior periods when the accounts of the Trust were included in the Corporation's consolidated financial statements. At December 31, 2003, the junior subordinated deferrable interest debentures (subordinated debt) issued by the Corporation are included in long-term borrowings (see Note 14) and are shown net of the portion attributable to the common interest in the Trust which is held by the Corporation. Therefore, there was no significant impact on the consolidated financial statements from de-consolidating the Trust.

For further discussion relating to the variable interests the Corporation holds in variable interest entities see Note 9.

3. Earnings Per Share

The following presents a reconciliation of the numerators and denominators of the basic and diluted per share computations (dollars and shares in thousands, except per share data):

	Year Ended December 31, 2004		
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Net income	$627,086		
Convertible preferred dividends	—		
Basic earnings per share:			
Income available to common shareholders	627,086	222,801	$2.81
Effect of dilutive securities:			
Convertible preferred stock	—	—	
Stock option, restricted stock and performance plans	—	3,750	
Diluted earnings per share:			
Income available to common shareholders plus assumed conversions	$627,086	226,551	$2.77

	Year Ended December 31, 2003		
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Net income	$544,105		
Convertible preferred dividends	—		
Basic earnings per share:			
Income available to common shareholders	544,105	226,139	$2.41
Effect of dilutive securities:			
Convertible preferred stock	—	—	
Stock option, restricted stock and performance plans	—	2,146	
Diluted earnings per share:			
Income available to common shareholders plus assumed conversions	$544,105	228,285	$2.38

	Year Ended December 31, 2002		
	Income (Numerator)	Average Shares (Denominator)	Per Share Amount
Net income	$480,327		
Convertible preferred dividends	(4,806)		
Basic earnings per share:			
Income available to common shareholders	475,521	212,618	$2.24
Effect of dilutive securities:			
Convertible preferred stock	4,806	7,415	
Stock option, restricted stock and performance plans	—	2,015	
Diluted earnings per share:			
Income available to common shareholders plus assumed conversions	$480,327	222,048	$2.16

December 31, 2004, 2003, and 2002 ($000's except share data)

Options to purchase shares of common stock not included in the computation of diluted net income per share because the options' exercise price was greater than the average market price of the common shares for the years ended December 31, are as follows:

Year Ended December 31,	Price Range	Shares
2004	$39.910 — $44.200	3,474
2003	31.045 — 38.250	7,021
2002	29.700 — 33.938	6,411

4. Business Combinations

The following acquisitions, which were not considered material business combinations individually or in the aggregate, were completed during 2004:

On November 22, 2004, Metavante completed the acquisition of all of the outstanding common stock of VECTORsgi Holdings, Inc. ("VECTORsgi"). VECTORsgi, based in Addison, Texas, is a provider of banking transaction applications, including electronic check-image processing and image exchange, item processing, dispute resolution and e-commerce for financial institutions and corporations. It is expected that this acquisition will complement the recently completed acquisition of Advanced Financial Solutions, Inc. and its affiliated companies, as both companies specialize in providing electronic check-imaging technology. The aggregate cash purchase price for VECTORsgi was $100.0 million, with up to an additional $35.0 million to be paid based on meeting certain performance criteria. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $82.0 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 12 years amounted to $13.0 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On October 20, 2004, Metavante acquired all of the outstanding membership interests of NuEdge Systems LLC ("NuEdge") for approximately $1.4 million in cash. NuEdge is engaged in the business of providing customer relationship management solutions for enterprise marketing automation. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 8 years amounted to $1.5 million.

On September 8, 2004, Metavante acquired certain assets of Response Data Corp. ("RDC"), for approximately $35.0 million in cash. RDC is a New Jersey-based provider of credit card balance transfer, bill pay and convenience check processing. It is expected that this acquisition will enable Metavante to expand its payment solutions product offerings by adding credit card balance transfer bill payment. Initial goodwill, subject to the completion of appraisals and valuations of the assets acquired and liabilities assumed, amounted to $26.8 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 10 years amounted to $6.4 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

On July 30, 2004, Metavante completed the acquisition of all of the outstanding common stock of the NYCE Corporation ("NYCE"), for $610.7 million in cash, subject to certain adjustments that may include a return of a portion of the purchase price based on certain future revenue measures. NYCE owns and operates one of the largest electronic funds transfer networks in the United States and provides debit card authorization processing services for automated teller machines (ATMs) and on-line and off-line signature based debit card transactions. It is expected that this acquisition will enable Metavante to expand its electronic funds transfer (EFT) business. Initial goodwill, subject to the completion of appraisals and valuation of the assets acquired and liabilities assumed, amounted to $454.7 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 15 years amounted to $172.1 million. The goodwill and intangibles resulting from this transaction are not deductible for tax purposes.

On July 1, 2004, Metavante completed the acquisition of all of the outstanding common stock of Advanced Financial Solutions, Inc. and its affiliated companies (collectively "AFS"), of Oklahoma City, Oklahoma for $141.7

December 31, 2004, 2003, and 2002 ($000's except share data)

million in cash. AFS is a provider of image-based payment, transaction and document software technologies. AFS also operates an electronic check-clearing network through one of its affiliates. It is expected that this acquisition will allow Metavante to expand its current product offerings in payment and transaction processing and image related services, provide the technology and expertise to help banks facilitate the necessary change to comply with the Check Clearing for the 21st Century Act (known as Check 21) and capture another leg in the payments segment-electronic check image exchange. Additional contingent consideration may be paid based on the attainment of certain performance objectives each year, beginning on the date of closing and ending December 31, 2004, and each year thereafter through 2007. Contingent payments, if made, would be reflected as adjustments to goodwill. Initial goodwill, subject to the completion of appraisals and valuations of the assets acquired and liabilities assumed, amounted to $105.1 million. The estimated identifiable intangible assets to be amortized (customer relationships and non-compete agreements) with an estimated useful life of 12 years for customer relationships and 4 years for non-compete agreements, amounted to $21.5 million. The goodwill and intangibles resulting from this transaction are partially deductible for tax purposes.

On May 27, 2004, Metavante completed the purchase of certain assets and the assumption of certain liabilities of Kirchman Corporation ("Kirchman"), of Orlando, Florida for $157.4 million in cash, subject to certain adjustments. Kirchman is a provider of automation software and compliance services to the banking industry. The acquisition of Kirchman provides Metavante with core-processing software that financial institutions can run in-house, a solution that Metavante previously did not offer. Initial goodwill, subject to completion of appraisals and valuations of the assets acquired and liabilities assumed, amounted to $155.4 million. The estimated identifiable intangible assets to be amortized (customer relationships and non-compete agreements) with an estimated useful life of 10 years for customer relationships and 5 years for non-compete agreements amounted to $15.8 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

There was no in-process research and development acquired in any of the acquisitions completed by Metavante for the year ended December 31, 2004.

On January 1, 2004, the Banking segment completed the purchase of certain assets and the assumption of certain liabilities of AmerUs Home Lending, Inc. ("AmerUs"), an Iowa-based corporation engaged in the business of brokering and servicing mortgage and home equity loans for $15.0 million in cash. This acquisition enhances the Corporation's wholesale lending activities by expanding its broker network. Initial goodwill, subject to the completion of appraisals and valuations of the assets acquired and liabilities assumed, amounted to $5.3 million. The estimated identifiable intangible asset to be amortized (customer relationships) with an estimated useful life of 3 years amounted to $0.3 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

The following acquisitions, which were not considered material business combinations individually or in the aggregate, were completed during 2003:

In November 2003, Metavante acquired the assets of Printing For Systems, Inc., a Connecticut corporation engaged in the business of printing and delivery of identification cards and other documents for the healthcare insurance industry, including non-financial data processing and direct mail services in connection with such services. Metavante believes this acquisition leverages its financial technology servicing expertise into the healthcare insurance industry and demonstrates its commitment to supporting the growth in the market for electronic funds transfer and card solutions. The total cost of this acquisition was $25.0 million which was paid in cash. For three years beginning in 2004, additional contingent payments may be made each year if certain annual revenue and profitability targets are achieved subject to certain other conditions. The maximum total contingent consideration over the three-year contingency period is $25.0 million. Approximately $3.8 million of the aggregate purchase price paid has been placed in escrow to absorb contingencies adverse to Metavante. The contingency period is eighteen months. Contingent payments, if made or returned from escrow, will be reflected as an adjustment to goodwill. There was no in-process research and development acquired in this acquisition. The

December 31, 2004, 2003, and 2002 ($000's except share data)

estimated identifiable intangible to be amortized (customer list) with an estimated life of 8.0 years amounted to $4.0 million. Initial goodwill amounted to $18.4 million. The goodwill and intangibles resulting from this transaction are deductible for tax purposes.

In May 2003, the Corporation's Trust subsidiary entered into an agreement to purchase for cash certain segments of the employee benefit plan business of a national banking association located in Missouri. This acquisition enhances the Trust subsidiary's presence in Missouri and complements the Missouri acquisition by the Banking segment in October 2002. The acquired segments will be transferred to the Corporation's Trust subsidiary in accordance with an established conversion schedule that was completed in the first quarter of 2004. The total cost of this acquisition was $4.0 million. The total purchase price is further subject to additional payments up to $7.0 million contingent upon certain revenue targets achieved one year from the completion date of the acquisition. Contingent payments, if made, will be reflected as adjustments to goodwill. The identifiable intangible to be amortized (customer list) with an estimated life of 6.2 years amounted to $4.0 million. Goodwill recorded in this transaction was $0.7 million. The intangibles resulting from this transaction are deductible for tax purposes.

The following acquisitions, which were not considered material business combinations individually or in the aggregate, were completed during 2002:

On October 1, 2002, the Corporation acquired 100 percent of the outstanding common shares of Mississippi Valley Bancshares, Inc. ("Mississippi Valley"). Mississippi Valley, a bank holding company headquartered in St. Louis, Missouri consisted of three bank subsidiaries with eight offices located in St. Louis, Missouri; Belleville, Illinois; and Phoenix, Arizona and had total consolidated assets of $2.1 billion and total consolidated shareholders' equity of $178.9 million at September 30, 2002. The Corporation believes that the merger presents a unique opportunity to expand its operations into the St. Louis, Missouri area and to expand its current operations in the Phoenix, Arizona area. The aggregate purchase price was $486.0 million including $255.2 million of cash and 8.25 million shares of common stock valued at $230.8 million based on the average price over the contractual pricing period. Identifiable intangibles to be amortized (core deposit and tradename) with a weighted average life of 8.5 years amounted to $72.7 million. Goodwill amounted to $285.0 million and was assigned to the Corporation's banking segment. The goodwill and intangibles are not deductible for tax purposes. In January 2003, the Arizona bank subsidiary was merged into M&I Bank, and in November 2003, the Belleville bank subsidiary was merged into the St. Louis bank subsidiary.

On March 1, 2002 the Corporation acquired 100 percent of the outstanding common stock of Richfield State Agency, Inc. ("Richfield") and Century Bancshares, Inc. ("Century"), both Minnesota bank holding companies. Richfield and Century provide retail and commercial loan and deposit services. In addition, Richfield provided fiduciary and agency trust services. Richfield and Century serve customers within the Minneapolis, Minnesota metropolitan area. The Corporation believes that these mergers present a unique opportunity to expand its current operations in the Minneapolis, Minnesota metropolitan area. Richfield and Century had combined total consolidated assets of approximately $1.1 billion and combined total consolidated shareholders' equity of $84.8 million at the time the mergers were consummated. The aggregate purchase price was $216.5 million including $29.9 million of cash and 6.2 million shares of common stock valued at $186.6 million based on the average price over their respective contractual pricing periods. Identifiable intangibles to be amortized (core deposit and trust customer) with a weighted average life of 6.1 years amounted to $24.1 million. Goodwill amounted to $132.6 million. Goodwill assigned to the Corporation's banking segment amounted to $129.2 million and the remainder was assigned to the Corporation's Trust reporting unit. The goodwill and intangibles resulting from each transaction are not deductible for tax purposes. In June 2002, the former bank subsidiaries of Richfield and Century were merged into M&I Bank.

In 2002, Metavante acquired the assets of the following three entities for a total cost of $20.6 million which was paid in cash:

In July 2002, Metavante acquired substantially all the assets of Paytrust, Inc. a privately held online bill management company based in Lawrenceville, New Jersey. Through this acquisition, Metavante consolidated its

December 31, 2004, 2003, and 2002 ($000's except share data)

consumer service provider operations onto one technology platform with the technology acquired in 2001 from Cyberbills, Inc. Integration costs, primarily related to operating duplicated platforms during transition, amounted to $5.7 million after-tax and were incurred over the nine-month period ending in the first quarter of 2003. Such after-tax costs amounted to $4.2 million in 2002 and $1.5 million in 2003.

In August 2002, Metavante acquired the assets of Spectrum EBP, LLC. Through this acquisition Metavante acquired an open interoperable switch for exchanging online bills and payments. This link will enable the delivery of bills from many billers to more consumers.

In May 2002, Metavante acquired the assets of BenePlan, Inc., a provider of third party plan administration services for retirement benefit plans.

There was no in-process research and development acquired in any of Metavante's acquisitions in 2002. Identifiable intangibles to be amortized (customer lists and contracts) with a weighted average life of 9.8 years amounted to $6.7 million. Goodwill amounted to $14.4 million. The goodwill and intangibles resulting from each transaction are deductible for tax purposes.

The results of operations of the acquired entities have been included in the consolidated results since the dates the transactions were closed.

5. Cash and Due from Banks

At December 31, 2004 and 2003, $106,911 and $46,762, respectively of cash and due from banks was restricted, primarily due to requirements of the Federal Reserve System to maintain certain reserve balances.

6. Securities

The book and market values of selected securities at December 31 were:

	2004		2003	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Investment Securities Available for Sale:				
U.S. Treasury and government agencies	$4,147,593	$4,157,374	$3,856,069	$3,886,278
States and political subdivisions	479,326	504,027	274,968	299,321
Mortgage backed securities	151,061	150,658	147,868	149,990
Other	533,229	546,940	443,186	450,857
Total	$5,311,209	$5,358,999	$4,722,091	$4,786,446
Investment Securities Held to Maturity:				
States and political subdivisions	$ 724,086	$ 762,801	$ 818,065	$ 871,128
Other	2,300	2,300	2,821	2,821
Total	$ 726,386	$ 765,101	$ 820,886	$ 873,949

The unrealized gains and losses of selected securities at December 31 were:

	2004		2003	
	Unrealized Gains	Unrealized Losses	Unrealized Gains	Unrealized Losses
Investment Securities Available for Sale:				
U.S. Treasury and government agencies	$23,654	$13,873	$42,337	$12,128
States and political subdivisions	26,023	1,322	24,882	529
Mortgage backed securities	227	630	2,122	—
Other	13,790	79	7,764	93
Total	$63,694	$15,904	$77,105	$12,750
Investment Securities Held to Maturity:				
States and political subdivisions	$38,832	$ 117	$53,111	$ 48
Other	—	—	—	—
Total	$38,832	$ 117	$53,111	$ 48

The book value and market value of selected securities by contractual maturity at December 31, 2004 were:

	Investment Securities Available for Sale		Investment Securities Held to Maturity	
	Amortized Cost	Market Value	Amortized Cost	Market Value
Within one year	$ 238,988	$ 242,324	$ 92,803	$ 94,080
From one through five years	3,669,974	3,676,434	212,216	223,619
From five through ten years	594,566	606,672	204,337	216,649
After ten years	807,681	833,569	217,030	230,753
Total	$5,311,209	$5,358,999	$726,386	$765,101

The following table provides the gross unrealized losses and fair value, aggregated by investment category and the length of time the individual securities have been in a continuous unrealized loss position, at December 31, 2004 ($000's):

	Less than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and government agencies	$1,582,389	$10,726	$176,024	$3,147	$1,758,413	$13,873
State and political subdivisions	71,056	946	9,289	493	80,345	1,439
Mortgage backed securities	77,102	630	—	—	77,102	630
Other	—	—	1,802	79	1,802	79
Total	$1,730,547	$12,302	$187,115	$3,719	$1,917,662	$16,021

The Corporation believes that the unrealized losses in the investment securities portfolio resulted predominantly from increases in market interest rates and not from deterioration in the creditworthiness of the issuer.

The gross investment securities gains and losses, including Capital Markets Group transactions, amounted to $44,008 and $8,656 in 2004, $36,784 and $15,212 in 2003, and $7,746 and $14,017 in 2002, respectively. See the Consolidated Statements of Cash Flows for the proceeds from the sale of investment securities.

December 31, 2004, 2003, and 2002 ($000's except share data)

Income tax (expense) or benefit related to net securities transactions amounted to $(12,373), $(7,543), and $2,195 in 2004, 2003, and 2002, respectively.

At December 31, 2004, securities with a value of approximately $1,476,480 were pledged to secure public deposits, short-term borrowings, and for other purposes required by law.

7. Loans and Leases

Loans and leases at December 31 were:

	2004	2003
Commercial, financial and agricultural	$ 8,483,046	$ 7,104,844
Cash flow hedging instruments at fair value	(1,583)	5,830
Commercial, financial and agricultural	8,481,463	7,110,674
Real estate:		
Construction	2,265,227	1,766,697
Residential mortgage	8,548,029	6,834,360
Commercial mortgage	8,164,099	7,149,149
Personal	1,540,024	1,747,738
Lease financing	537,930	576,322
Total loans and leases	$29,536,772	$25,184,940

Included in residential mortgages in the table previously presented are residential mortgage loans held for sale. Residential mortgage loans held for sale amounted to $67,897 and $34,623 at December 31, 2004 and 2003, respectively. At December 31, 2004 auto loans held for sale, which are included in personal loans in the table previously presented, amounted to $13,765.

The Corporation's lending activities are concentrated primarily in the Midwest. Approximately 11% of its portfolio consists of loans granted to customers located in Arizona, 11% of the loans are to customers in Minnesota and 5% to customers located in Missouri. The Corporation's loan portfolio consists of business loans extending across many industry types, as well as loans to individuals. As of December 31, 2004, total loans to any group of customers engaged in similar activities and having similar economic characteristics, as defined by the North American Industry Classification System, did not exceed 10% of total loans.

The Corporation evaluates the credit risk of each customer on an individual basis and, where deemed appropriate, collateral is obtained. Collateral varies by individual loan customer but may include accounts receivable, inventory, real estate, equipment, deposits, personal and government guaranties, and general security agreements. Access to collateral is dependent upon the type of collateral obtained. On an on-going basis, the Corporation monitors its collateral and the collateral value related to the loan balance outstanding.

The Corporation periodically reviews the residual values associated with its leasing portfolios. Declines in residual values that are judged to be other than temporary are recognized as a loss resulting in a reduction in the net investment in the lease. No residual impairment losses were incurred for the years ended December 31, 2004 and 2003. During 2002, the Corporation's commercial leasing subsidiary recorded a residual impairment loss of $6,848.

An analysis of loans outstanding to directors and officers, including their related interests, of the Corporation and its significant subsidiaries for 2004 is presented in the following table. All of these loans were made in the ordinary course of business with normal credit terms, including interest rates and collateral. The beginning balance has been adjusted to reflect the activity of newly-appointed directors and executive officers.

December 31, 2004, 2003, and 2002 ($000's except share data)

Loans to directors and executive officers:

Balance, beginning of year	$ 125,042
New loans	360,307
Repayments	(324,200)
Balance, end of year	$ 161,149

8. Allowance for Loan and Lease Losses

An analysis of the allowance for loan and lease losses follows:

	2004	2003	2002
Balance, beginning of year	$349,561	$338,409	$268,198
Allowance of loans and leases acquired	27	—	39,813
Provision charged to expense	37,963	62,993	74,416
Charge-offs	(50,855)	(69,663)	(55,289)
Recoveries	21,414	17,822	11,271
Balance, end of year	$358,110	$349,561	$338,409

As of December 31, 2004 and 2003, nonaccrual loans and leases totaled $127,722 and $166,387, respectively.

At December 31, 2004 and 2003 the Corporation's recorded investment in impaired loans and leases and the related valuation allowance are as follows:

	2004		2003	
	Recorded Investment	Valuation Allowance	Recorded Investment	Valuation Allowance
Total impaired loans and leases	$128,398		$166,665	
Loans and leases excluded from individual evaluation	(54,481)		(66,912)	
Impaired loans evaluated	$ 73,917		$ 99,753	
Valuation allowance required	$ 54,862	$21,203	$ 32,021	$12,197
No valuation allowance required	19,055	—	67,732	—
Impaired loans evaluated	$ 73,917	$21,203	$ 99,753	$12,197

The recorded investment in impaired loans for which no allowance is required is net of applications of cash interest payments and net of previous direct write-downs of $18,380 in 2004 and $23,529 in 2003 against the loan balances outstanding. The required valuation allowance is included in the allowance for loan and lease losses in the Consolidated Balance Sheets.

The average recorded investment in total impaired loans and leases for the years ended December 31, 2004 and 2003 amounted to $145,598 and $194,281, respectively.

Interest payments received on impaired loans and leases are recorded as interest income unless collection of the remaining recorded investment is doubtful at which time payments received are recorded as reductions of principal. Interest income recognized on total impaired loans and leases amounted to $6,591 in 2004, $7,841 in 2003 and $9,726 in 2002. The gross income that would have been recognized had such loans and leases been performing in accordance with their original terms would have been $10,047 in 2004, $12,378 in 2003 and $14,366 in 2002.

December 31, 2004, 2003, and 2002 ($000's except share data)

9. Variable Interest Entities and Financial Asset Sales

The Corporation sells indirect automobile loans to an unconsolidated multi-seller asset-backed commercial paper conduit or basic term facilities, in securitization transactions in accordance with SFAS 140. Servicing responsibilities and subordinated interests are retained. The Corporation receives annual servicing fees based on the loan balances outstanding and rights to future cash flows arising after investors in the securitization trusts have received their contractual return and after certain administrative costs of operating the trusts. The investors and the securitization trusts have no recourse to the Corporation's other assets for failure of debtors to pay when due. The Corporation's retained interests are subordinate to investors' interests. Their value is subject to credit, prepayment and interest rate risks on the transferred financial assets.

During 2004, 2003 and 2002, the Corporation recognized gains/(losses) of $(2,985), $2,719 and $7,243, respectively, on the sale and securitization of automobile loans. Trading income associated with related interest swaps amounted to $421, $921 and $9,855 in 2004, 2003, and 2002, respectively.

During 2004 there were no impairment losses. For the years ended December 31, 2003 and 2002, the Corporation recognized impairment losses of $4,082 and $1,540 respectively, which are included in net investment securities gains/(losses) in the Consolidated Statements of Income. The impairment was a result of the differences between actual prepayments and credit losses experienced compared to the expected prepayments and credit losses used in initially measuring retained interests. The impairment of the retained interests, held in the form of interest-only strips, was deemed to be other than temporary.

The values of retained interests are based on cash flow models, which incorporate key assumptions. Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the year were as follows (rate per annum):

	2004	2003
Prepayment speed (CPR)	19–35%	19–35%
Weighted average life (in months)	14.0	15.9
Expected credit losses (based on original balance)	0.20–0.74%	0.03–0.66%
Residual cash flow discount rate	12.0	12.0
Variable returns to transferees	Forward one month LIBOR yield curve	

For 2004, the prepayment speed and expected credit loss estimates are based on historical prepayment rates and credit losses on similar assets. The prepayment speed ramps from an initial 19% to 35% near the end of the third year. The expected loss is based in part on whether the loan is on a new or used vehicle. For loans on new vehicles, losses are expected to ramp up to 0.22% near the end of the third year. For used vehicles, losses are expected to ramp up to 0.74% near the end of the third year. The expected credit losses are based on the original loan balances. The Corporation has not changed any aspect of its overall approach to determining the key economic assumptions. However, on an ongoing basis the Corporation continues to refine the assumptions used in measuring retained interests.

Retained interests and other assets consisted of the following at December 31:

	2004	2003
Interest—only strips	$24,092	$31,392
Cash collateral account	17,969	10,382
Servicing advances	143	246
Total retained interests	$42,204	$42,020

At December 31, 2004 key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows ($ in millions):

		Adverse Change in Assumptions	
		10%	20%
Weighted average life (in months)	14.0		
Prepayment speed	19–35%		
Impact on fair value of adverse change		$1.0	$1.8
Expected credit losses (based on original balance)	0.20–0.74%		
Impact on fair value of adverse change		0.4	0.9
Residual cash flows discount rate (annual)	12.0%		

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent adverse variation in assumptions generally can not be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of an adverse variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. Realistically, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Actual and projected net credit losses represented 0.50% of total automobile loans that have been securitized at December 31, 2004, based on balances at the time of the initial securitization.

The following table summarizes certain cash flows received from and paid to the securitization trusts for the years ended December 31:

	2004	2003
Proceeds from new securitizations	$494,624	$784,465
Servicing fees received	6,176	4,682
Net charge-offs	(2,298)	(2,074)
Cash collateral account transfers, net	(7,587)	(2,987)
Other cash flows received on retained interests, net	32,748	32,919

At December 31, 2004 securitized automobile loans and other automobile loans managed together with them along with delinquency and credit loss information consisted of the following:

	Securitized	Portfolio	Managed
Loan balances	$1,003,025	$255,143	$1,258,168
Principal amounts of loans 60 days or more past due	906	169	1,075
Net credit losses	2,435	164	2,599

The Corporation also sells, from time to time, debt securities classified as available for sale that are highly rated to an unconsolidated bankruptcy remote qualifying special purpose entity ("QSPE") whose activities are limited to issuing highly rated asset-backed commercial paper with maturities up to 180 days which is used to finance the purchase of the investment securities. The Corporation provides liquidity back-up in the form of Liquidity Purchase Agreements. In addition, the Corporation acts as counterparty to interest rate swaps that enable the QSPE to hedge its interest rate risk. Such swaps are designated as trading in the Corporation's Consolidated Balance Sheets.

Under the terms of the Administration Agreement, the Corporation, as administrator of the QSPE, is required to sell interests in the securities funded by the QSPE to the Corporation as the liquidity purchaser under the liquidity agreements, if at any time (after giving effect to any issuance of new commercial paper notes and the receipt of payments under any swap agreement) the QSPE has insufficient funds to repay any maturing commercial paper note and the Corporation, as liquidity agent, has received a notice of such deficiency. The Corporation, as the liquidity

December 31, 2004, 2003, and 2002 ($000's except share data)

provider, will be obligated to purchase interests in such securities under the terms of the liquidity agreement to repay the maturing commercial paper notes unless (i) after giving effect to such purchase, the aggregate of securities, purchased under the relevant liquidity agreement would exceed the aggregate maximum liquidity purchase amount under such liquidity agreement or (ii) certain bankruptcy events with respect to the QSPE have occurred; provided that the Corporation is not required to purchase any defaulted security. For this purpose, a defaulted security is any security that is rated below "Caa2" by Moody's and below "CCC" by Standard & Poors. To date, the Corporation has never acquired interests in any securities under the terms of the liquidity agreements.

A subsidiary of the Corporation has entered into interest rate swaps with the QSPE designed to counteract the interest rate risk associated with third party beneficial interest (commercial paper) and the transferred assets. The beneficial interests in the form of commercial paper have been issued by the QSPE to parties other than the Corporation and its subsidiary or any other affiliates. The notional amounts do not exceed the amount of beneficial interests. The swap agreements do not provide the QSPE or its administrative agent any decision-making authority other than those specified in the standard ISDA Master Agreement.

Highly rated investment securities in the amount of $280.2 million and $204.9 million were outstanding at December 31, 2004 and 2003, respectively, in the QSPE to support the outstanding commercial paper.

The Corporation also holds other variable interests in variable interest entities.

The Corporation is committed to community reinvestment and is required under federal law to take affirmative steps to meet the credit needs of the local communities it serves. The Corporation regularly invests in or lends to entities that own residential facilities that provide housing for low-to-moderate income families (affordable housing projects) or own commercial properties that are involved in historical preservations (rehabilitation projects). These projects are generally located within the geographic markets served by the Corporation's banking segment. The Corporation's involvement in these entities is limited to providing funding in the form of subordinated debt or equity interests. At December 31, 2004, investments in the form of subordinated debt represented an insignificant involvement in four unrelated entities.

Generally, the economic benefit from the equity investments consists of the income tax benefits obtained from the Corporation's allocated operating losses from the partnership that are tax deductible, allocated income tax credits for projects that qualify under the Internal Revenue Code and in some cases, participation in the proceeds from the eventual disposition of the property. The Corporation uses the equity method of accounting to account for these investments. To the extent a project qualifies for income tax credits, the project must continue to qualify as an affordable housing project for fifteen years or a rehabilitation project for five years in order to avoid recapture of the income tax credit which generally defines the time the Corporation will be involved in a project.

The Corporation's maximum exposure to loss as a result of its involvement with these entities is generally limited to the carrying value of these investments plus any unfunded commitments on projects that are not completed. At December 31, 2004, the aggregate carrying value of the subordinated debt and equity investments was $17,618 and the amount of unfunded commitments outstanding was $6,469.

10. Premises and Equipment

The composition of premises and equipment at December 31 was:

	2004	2003
Land	$ 77,211	$ 68,517
Building and leasehold improvements	488,586	458,637
Furniture and equipment	519,969	498,426
	1,085,766	1,025,580
Less: Accumulated depreciation	618,541	587,095
Total premises and equipment	$ 467,225	$ 438,485

December 31, 2004, 2003, and 2002 ($000's except share data)

Depreciation expense was $71,489 in 2004, $68,247 in 2003, and $71,455 in 2002.

The Corporation leases certain of its facilities and equipment. Rent expense under such operating leases was $70,644 in 2004, $68,882 in 2003, and $71,594 in 2002, respectively.

The future minimum lease payments under operating leases that have initial or remaining noncancellable lease terms in excess of one year for 2005 through 2009 are $39,297, $28,388, $22,361, $16,300, and $12,557, respectively.

11. Goodwill and Intangibles

SFAS 142, ***Goodwill and Other Intangible Assets*** adopts an aggregate view of goodwill and bases the accounting for goodwill on the units of the combined entity into which an acquired entity is integrated (those units are referred to as Reporting Units). A Reporting Unit is an operating segment as defined in SFAS 131 or one level below an operating segment.

SFAS 142 provides specific guidance for testing goodwill and intangible assets that are not amortized for impairment. Goodwill is tested for impairment at least annually using a two-step process that begins with an estimation of the fair value of a Reporting Unit. The first step is a screen for potential impairment and the second step measures the amount of impairment, if any. Intangible assets that are not amortized are also tested annually.

With the assistance of a nationally recognized independent appraisal firm, the Corporation has elected to perform its annual test for impairment during the second quarter. Accordingly, the Corporation updated the analysis to June 30, 2004 and concluded that there continues to be no impairment with respect to goodwill at any reporting unit.

The changes in the carrying amount of goodwill for the twelve months ended December 31, 2004 and 2003 are as follows:

	Banking	Metavante	Others	Total
Goodwill balance as of December 31, 2002	$801,977	$136,672	$4,687	$ 943,336
Goodwill acquired during the period	—	17,254	—	17,254
Purchase accounting adjustments	7,795	1,403	—	9,198
Goodwill balance as of December 31, 2003	809,772	155,329	4,687	969,788
Goodwill acquired during the period	5,314	823,989	—	829,303
Purchase accounting adjustments	—	(900)	725	(175)
Goodwill balance as of December 31, 2004	$815,086	$978,418	$5,412	$1,798,916

Purchase accounting adjustments are the adjustments to the initial goodwill recorded at the time an acquisition is completed. Such adjustments generally consist of adjustments to the assigned fair value of the assets acquired and liabilities assumed resulting from the completion of appraisals or other valuations, adjustments to initial estimates recorded for transaction costs or exit liabilities, if any, contingent consideration when paid or received from escrow arrangements at the end of a contractual contingency period and the reduction of goodwill allocated to sale transactions. For the year ended December 31, 2003, the net contingent consideration with respect to Metavante's acquisitions amounted to $2,379. For 2004, the reduction of goodwill relating to Metavante's divestures was $2,014. For 2003, the reduction of goodwill relating to the sale of banking branches was $556.

December 31, 2004, 2003, and 2002 ($000's except share data)

The Corporation's other intangible assets consisted of the following at December 31, 2004:

	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Weighted Average Amortization Period (Yrs)
Other intangible assets:				
Core deposit intangible	$159,474	$76,024	$ 83,450	6.4
Data processing contract rights/customer lists	252,088	17,428	234,660	13.8
Trust customers	4,750	792	3,958	6.8
Tradename	2,775	1,967	808	3.0
Other intangibles	1,250	140	1,110	4.6
	$420,337	$96,351	$323,986	10.8
Mortgage loan servicing rights			$ 3,531	2.0

Amortization expense of other intangible assets amounted to $27,852, $23,785 and $25,134 in 2004, 2003 and 2002, respectively.

The estimated amortization expense of other intangible assets and mortgage loan servicing rights for the next five years are:

2005	$31,856
2006	29,156
2007	27,175
2008	25,433
2009	24,321

Mortgage loan servicing rights are subject to the prepayment risk inherent in the underlying loans that are being serviced. The weighted average amortization period as shown in the above table for mortgage loan servicing rights represents the estimated expected weighted average remaining life of the servicing rights at December 31, 2004. The actual remaining life could be significantly different due to actual prepayment experience in future periods.

At December 31, 2004 and 2003, none of the Corporation's other intangible assets were determined to have indefinite lives.

12. Deposits

The composition of deposits at December 31 was:

	2004	2003
Noninterest bearing demand	$ 4,888,426	$ 4,715,283
Savings and NOW	10,118,415	9,301,744
Cash flow hedge — Brokered MMDA	(1,445)	—
Total Savings and NOW	10,116,970	9,301,744
CDs $100,000 and over	5,592,947	4,480,111
Cash flow hedge — Institutional CDs	(8,977)	13,071
Total CDs $100,000 and over	5,583,970	4,493,182
Other time deposits	2,721,214	2,646,639
Foreign deposits	3,144,507	1,113,257
Total deposits	$26,455,087	$22,270,105

December 31, 2004, 2003, and 2002 ($000's except share data)

At December 31, 2004 and 2003, brokered deposits amounted to $5,737 million and $3,966 million, respectively.

At December 31, 2004, the scheduled maturities for CDs $100,000 and over, other time deposits, and foreign deposits were:

2005	$ 8,199,804
2006	1,489,468
2007	745,001
2008	132,365
2009 and thereafter	892,030
	$11,458,668

13. Short-term Borrowings

Short-term borrowings at December 31 were:

	2004	2003
Federal funds purchased and security repurchase agreements	$1,478,103	$ 741,646
Cash flow hedge — Federal funds	10,752	23,426
Federal funds purchased and security repurchase agreements	1,488,855	765,072
U.S. Treasury demand notes	98,369	214,222
U.S. Treasury demand notes — special direct	—	2,236,828
Commercial paper	312,098	404,186
Other	34,918	1,722
	1,934,240	3,622,030
Current maturities of long-term borrowings	1,595,796	1,310,971
Total short-term borrowings	$3,530,036	$4,933,001

U.S. Treasury demand notes — special direct represent secured borrowings of the lead banking subsidiary with a maximum term of 21 days.

Unused lines of credit, primarily to support commercial paper borrowings, were $75.0 million at December 31, 2004 and 2003.

December 31, 2004, 2003, and 2002 ($000's except share data)

14. Long-term Borrowings

Long-term borrowings at December 31 were:

	2004	2003
Corporation:		
Medium-term notes Series D, E and MiNotes	$ 526,850	$ 418,025
4.375% senior notes	597,505	—
3.90% junior subordinated debt securities	395,018	—
7.65% junior subordinated deferrable interest debentures	213,574	224,871
Subsidiaries:		
Borrowings from Federal Home Loan Bank (FHLB):		
Floating rate advances	670,000	610,000
Cash flow hedge	(6,644)	4,676
Floating rate advances	663,356	614,676
Fixed rate advances	1,151,506	611,441
Senior bank notes	710,003	285,523
Senior bank notes — Amortizing	181,550	—
Senior bank notes — EXLs	249,956	249,910
Senior bank notes — Puttable Reset Securities	1,001,108	1,001,603
Subordinated bank notes	919,551	621,622
Nonrecourse notes	6,298	11,276
9.75% obligation under capital lease due through 2006	1,089	1,662
Other	5,031	4,985
Total long-term borrowing including current maturities	6,622,395	4,045,594
Less current maturities	1,595,796	1,310,971
Total long-term borrowings	$5,026,599	$2,734,623

At December 31, 2003, a medium-term Series D note outstanding amounted to $1,000 with a fixed interest rate of 7.20%. The Series D note matured in 2004. No additional borrowings may occur under the Series D notes.

In May 2000, the Corporation filed a registration statement with the Securities and Exchange Commission to issue up to $500 million of medium-term Series E notes. These issues may have maturities ranging from 9 months to 30 years and may be at fixed or floating rates. At December 31, 2004, Series E notes outstanding amounted to $378,925 with fixed rates of 1.72% to 7.19%. Series E notes outstanding mature at various times and amounts through 2023. In May 2002, the Corporation filed a prospectus supplement with the Securities and Exchange Commission to issue up to $500 million of medium-term MiNotes. The MiNotes, issued in minimum denominations of one-thousand dollars or integral multiples of one-thousand dollars, may have maturities ranging from 9 months to 30 years and may be at fixed or floating rates. At December 31, 2004, MiNotes outstanding amounted to $147,925 with fixed rates of 2.55% to 6.00%. MiNotes outstanding mature at various times through 2030.

During 2003, the Corporation acquired through open market purchases $51.6 million of 5.75% Series E notes that were due in 2006 and recognized a loss of $5.0 million.

During the second quarter of 2004, the Corporation filed a shelf registration statement with the Securities and Exchange Commission which will enable the Corporation to issue various securities, including debt securities, common stock, preferred stock, depositary shares, purchase contracts, units, warrants, and trust preferred securities, up to an aggregate amount of $3.0 billion. At December 31, 2004, approximately $1.45 billion was available for future securities issuances.

December 31, 2004, 2003, and 2002 ($000's except share data)

On July 29, 2004, the Corporation issued $600 million of 4.375% senior notes. Interest is paid semi-annually and the notes mature on August 1, 2009.

During the third quarter of 2004, the Corporation and M&I Capital Trust B issued 16,000,000 units of Common SPACES[SM.] Each unit has a stated value of $25 for an aggregate value of $400.0 million. Each Common SPACES consists of (i) a stock purchase contract under which the investor agrees to purchase for $25, a fraction of a share of the Corporation's common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B, also referred to as the STACKS[SM,] with each share having an initial liquidation amount of $1,000. The stock purchase date is expected to be August 15, 2007, but could be deferred for quarterly periods until August 15, 2008. Holders of the STACKS are entitled to receive quarterly cumulative cash distributions through the stock purchase date fixed initially at an annual rate of 3.90% of the liquidation amount of $1,000 per STACKS. In addition, the Corporation will make quarterly contract payments under the stock purchase contract at the annual rate of 2.60% of the stated amount of $25 per stock purchase contract.

Concurrently with the issuance of the STACKS, M&I Capital Trust B invested the proceeds in junior subordinated debt securities that were issued by the Corporation. The subordinated debt, which represents the sole asset of M&I Capital Trust B bears interest at an initial annual rate of 3.90% payable quarterly and matures on August 15, 2038.

The interest payment provisions for the junior subordinated debt securities correspond to the distribution provisions of the STACKS and automatically reset to equal the distribution rate on the STACKS as and when the distribution rate on the STACKS is reset. In addition, the interest payment dates on the junior subordinated debt securities may be changed, and the maturity of the junior subordinated debt securities may be shortened in connection with a remarketing of the STACKS, in which case the distribution payment dates and final redemption date of the STACKS will automatically change as well.

The Corporation has the right to defer payments of interest on the junior subordinated debt securities at any time or from time to time. The Corporation may not defer interest payments for any period of time that exceeds five years with respect to any deferral period or that extends beyond the stated final maturity date of the junior subordinated debt securities. As a consequence of the Corporation's extension of the interest payment period, distributions on the STACKS would be deferred. In the event the Corporation exercises its right to extend an interest payment period, the Corporation is prohibited from paying dividends or making any distributions on, or redeeming, purchasing, acquiring or making a liquidation payment with respect to, shares of the Corporation's capital stock.

The junior subordinated debt securities are junior in right of payment to all present and future senior indebtedness of the Corporation. The Corporation may elect at any time effective on or after the stock purchase date, including in connection with a remarketing of the STACKS, that the Corporation's obligations under the junior subordinated debt securities and under the Corporation's guarantee of the STACKS shall be senior obligations instead of subordinated obligations.

The payment of distributions, liquidation of M&I Capital Trust B and payment upon the redemption of the capital securities of M&I Capital Trust B are guaranteed by the Corporation.

The junior subordinated debt securities qualify as "Tier 1" capital for regulatory capital purposes.

In December 1996, the Corporation formed M&I Capital Trust A (the "Trust"), which issued $200 million in liquidation or principal amount of cumulative preferred capital securities. Holders of the capital securities are entitled to receive cumulative cash distributions at an annual rate of 7.65% payable semiannually.

Concurrently with the issuance of the capital securities, the Trust invested the proceeds, together with the consideration paid by the Corporation for the common interest in the Trust, in junior subordinated deferrable interest

December 31, 2004, 2003, and 2002 ($000's except share data)

debentures ("subordinated debt") issued by the Corporation. The subordinated debt, which represents the sole asset of the Trust, bears interest at an annual rate of 7.65% payable semiannually and matures on December 1, 2026.

The subordinated debt is junior in right of payment to all present and future senior indebtedness of the Corporation. The Corporation may redeem the subordinated debt in whole or in part at any time on or after December 1, 2006 at specified call premiums, and at par on or after December 1, 2016. In addition, in certain circumstances the subordinated debt may be redeemed at par upon the occurrence of certain events. The Corporation's right to redeem the subordinated debt is subject to regulatory approval.

The Corporation has the right, subject to certain conditions, to defer payments of interest on the subordinated debt for extension periods, each period not exceeding ten consecutive semiannual periods. As a consequence of the Corporation's extension of the interest payment period, distributions on the capital securities would be deferred. In the event the Corporation exercises its right to extend an interest payment period, the Corporation is prohibited from making dividend or any other equity distributions during such extension period.

The payment of distributions, liquidation of the Trust and payment upon the redemption of the capital securities of the Trust are guaranteed by the Corporation.

The junior subordinated deferrable interest debentures qualify as "Tier 1" capital for regulatory capital purposes.

Floating rate FHLB advances mature at various times between 2006 and 2008. The interest rate is reset monthly based on the London Interbank Offered Rate ("LIBOR"). During 2004, M&I Bank prepaid $300.0 million of floating rate FHLB advances and terminated certain receive floating / pay fixed interest rate swaps designated as cash flow hedges against the forecasted interest payments on certain FHLB advances. The termination of the interest rate swaps resulted in a charge to earnings of $2.0 million. During 2003, M&I Bank prepaid $610.0 million of floating rate FHLB advances and terminated certain receive floating / pay fixed interest rate swaps designated as cash flow hedges against the forecasted interest payments on certain FHLB advances. The termination of the interest rate swaps resulted in a charge to earnings of $40.5 million in 2003. The charge to earnings resulting from these transactions is reported in other expense in the Consolidated Statements of Income for the years ended December 31, 2004 and 2003, respectively.

Fixed rate FHLB advances have interest rates, which range from 1.90% to 8.47% and mature at various times in 2005 through 2017. During 2004, a fixed rate advance from the FHLB aggregating $55.0 million with an annual coupon interest rate of 5.06% was prepaid and retired resulting in a charge to earnings of $4.9 million. During 2003, fixed rate advances from the FHLB aggregating $33.2 million with interest rates ranging from 5.82% to 7.03% were prepaid and retired resulting in a charge to earnings of $5.2 million. The charge to earnings resulting from these transactions is reported in other expense in the Consolidated Statements of Income for the years ended December 31, 2004 and 2003, respectively.

The Corporation is required to maintain unencumbered first mortgage loans and mortgage-related securities such that the outstanding balance of FHLB advances does not exceed 60% of the book value of this collateral. In addition, a portion of these advances are collaterized by all FHLB stock.

The senior bank notes have fixed interest rates, which range from 2.63% to 4.67% and pay interest semi-annually. The senior bank notes outstanding mature at various times and amounts from 2007 through 2015. During 2003, M&I Bank acquired through open market purchases $13.2 million of 4.125% senior bank notes that were due in 2007 and recognized a loss of $0.6 million. The charge to earnings resulting from this transaction is reported in other expense in the Consolidated Statements of Income for the year ended December 31, 2003.

The senior bank notes—Amortizing have a maturity date of August 18, 2009. The senior bank notes pay interest semi-annually at a fixed semi-annual coupon interest rate of 2.90%. In addition, principal in the amount of $18,182 is paid every coupon payment period beginning on August 18, 2004 and ending on August 18, 2009.

December 31, 2004, 2003, and 2002 ($000's except share data)

The senior bank notes — Extendible Liquidity Securities ("EXLs") are indexed to one month LIBOR plus a stated spread. EXL noteholders have the ability to extend the maturity date through 2006. The stated spread is initially 0.01%, 0.04% in year two, 0.07% in year three and 0.10% to maturity in 2006.

The senior bank notes — Puttable Reset Securities have a maturity date of December 15, 2016. However in certain circumstances, the notes will be put back to the issuing bank at par prior to final maturity. The notes are also subject to the exercise of a call option by a certain broker-dealer. Beginning December 15, 2003 and each December 15 thereafter until and including December 15, 2015, the broker-dealer has the right to purchase all of the outstanding notes from the noteholders at a price equal to 100% of the principal amount of the notes and then remarket the notes. However, if the broker-dealer does not purchase the notes on the aforementioned date(s), each holder of outstanding notes will be deemed to have put all of the holder's notes to the issuing bank at a price equal to 100% of the principal amount of the notes and the notes will be completely retired. The current interest rate is 5.209% and, to the extent the notes are purchased and remarketed, the interest rate will reset each date the notes are remarketed, subject to a floor of 5.17%. The call and put are considered clearly and closely related for purposes of recognition and measurement under SFAS 133. The fair value of the call option at December 31, 2004 and 2003 was approximately $84 million and $94 million, respectively, as determined by the holder of the call option.

The subordinated bank notes have fixed rates that range from 5.00% to 7.88% and mature at various times in 2010 through 2017. Interest is paid semi-annually. During 2003, M&I Bank acquired through open market purchases $22.3 million of 6.375% subordinated bank notes which were due in 2011 and recognized a loss of $3.4 million. The charge to earnings resulting from this transaction is reported in other expense in the Consolidated Statements of Income for the year ended December 31, 2003. The subordinated bank notes qualify as "Tier 2" or supplementary capital for regulatory capital purposes.

The nonrecourse notes are reported net of prepaid interest and represent borrowings by the commercial leasing subsidiary from banks and other financial institutions. These notes have a weighted average interest rate of 6.56% at December 31, 2004 and are due in installments over varying periods through 2009. Lease financing receivables at least equal to the amount of the notes are pledged as collateral.

Scheduled maturities of long-term borrowings are $1,106,831, $981,192, $193,522, and $847,096 for 2006 through 2009, respectively.

15. Shareholders' Equity

The Corporation has 5,000,000 shares of preferred stock authorized, of which the Board of Directors has designated 2,000,000 shares as Series A Convertible Preferred Stock (the "Series A"), with a $100 value per share for conversion and liquidation purposes. Series A is nonvoting preferred stock. The same cash dividends will be paid on Series A as would have been paid on the common stock exchanged for Series A.

At December 31, 2004 and 2003 there were no shares of Series A outstanding.

The preferred stock is treated as a common stock equivalent in all applicable per share calculations.

During the third quarter of 2004, the Corporation and M&I Capital Trust B issued 16,000,000 units of Common SPACES[SM.] Each unit has a stated value of $25.00 for an aggregate value of $400.0 million. Each Common SPACES consists of (i) a stock purchase contract under which the investor agrees to purchase for $25, a fraction of a share of the Corporation's common stock on the stock purchase date and (ii) a 1/40, or 2.5%, undivided beneficial interest in a preferred security of M&I Capital Trust B, also referred to as the STACKS[SM,] with each share having an initial liquidation amount of $1,000. The stock purchase date is expected to be August 15, 2007, but could be deferred for quarterly periods until August 15, 2008. Holders of the STACKS are entitled to receive quarterly cumulative cash distributions through the stock purchase date fixed initially at an annual rate of 3.90% of

December 31, 2004, 2003, and 2002 ($000's except share data)

the liquidation amount of $1,000 per STACKS. In addition, the Corporation will make quarterly contract payments under the stock purchase contract at the annual rate of 2.60% of the stated amount of $25 per stock purchase contract.

The Corporation recognized the present value of the quarterly contract payments under the stock purchase contract as a liability with an offsetting reduction in shareholders' equity. That liability along with the allocated portion of the fees and expenses incurred for the offering of Common SPACES resulted in a reduction in shareholders' equity of $34,039.

On the stock purchase date, the number of shares of common stock the Corporation will issue upon settlement of the stock purchase contracts depends on the applicable market value per share of the Corporation's common stock, which will be determined just prior to the stock purchase date, and other factors. The Corporation currently estimates that it will issue approximately 8.7 million to 10.9 million common shares to settle shares issuable pursuant to the stock purchase contracts.

Holders of Common SPACES have pledged their ownership interests in the STACKS as collateral for the benefit of the Corporation to secure their obligations under the stock purchase contract. Holders of Common SPACES have the option to elect to substitute pledged treasury securities for the pledged ownership interests in the STACKS.

The Corporation sponsors a deferred compensation plan for its non-employee directors and the non-employee directors and advisory board members of its affiliates. Participants may elect to have their deferred fees used to purchase M&I common stock with dividend reinvestment. Such shares will be distributed to plan participants in accordance with the plan provisions. At December 31, 2004 and 2003, 620,624 and 624,620 shares of M&I common stock, respectively, were held in a grantor trust. The aggregate cost of such shares is included in Deferred Compensation as a reduction of Shareholders' equity in the Consolidated Balance Sheets and amounted to $16,735 at December 31, 2004 and $16,443 at December 31, 2003.

During 2003, the Corporation amended its deferred compensation plan for its non-employee directors and selected key employees to permit participants to defer the gain from the exercise of nonqualified stock options. In addition, the gain upon vesting of restricted common stock to participating executive officers may be deferred. Shares of M&I common stock, which represent the aggregate value of the gains deferred are maintained in a grantor trust with dividend reinvestment. Such shares will be distributed to plan participants in accordance with the plan provisions. At December 31, 2004 and 2003, 270,352 and 33,600 shares of M&I common stock, respectively, were held in the grantor trust. The aggregate cost of such shares is included in Deferred Compensation as a reduction of Shareholders' equity in the Consolidated Balance Sheets and amounted to $10,731 at December 31, 2004 and $1,094 at December 31, 2003.

In conjunction with previous acquisitions, the Corporation assumed certain deferred compensation and nonqualified retirement plans for former directors and executive officers of acquired companies. At December 31, 2004 and 2003, 87,557 and 114,383 common shares of M&I stock, respectively, were maintained in a grantor trust with such shares to be distributed to plan participants in accordance with the provisions of the plans. The aggregate cost of such shares of $1,824 and $2,340 at December 31, 2004 and 2003, respectively, is included in Deferred Compensation as a reduction of Shareholders' equity in the Consolidated Balance Sheets.

The Corporation issues treasury common stock in conjunction with exercises of stock options and restricted stock, acquisitions, and conversions of convertible securities. Treasury shares are acquired from restricted stock forfeitures, shares tendered to cover tax withholding associated with stock option exercises and vesting of key restricted stock, mature shares tendered for stock option exercises in lieu of cash and open market purchases in accordance with the Corporation's approved share repurchase program. The Corporation is currently authorized to repurchase up to 12 million shares per year. Shares repurchased in accordance with the approved plan amounted to 2.3 million shares with an aggregate cost of $88.5 million in 2004 and 6.0 million shares with an aggregate cost of $210.9 million in 2003.

Federal banking regulatory agencies have established capital adequacy rules which take into account risk attributable to balance sheet assets and off-balance sheet activities. All banks and bank holding companies must meet a minimum total risk-based capital ratio of 8%. Of the 8% required, at least half must be comprised of core capital elements defined as "Tier 1" capital. The Federal banking agencies also have adopted leverage capital guidelines which banking organizations must meet. Under these guidelines, the most highly rated banking organizations must meet a minimum leverage ratio of at least 3% "Tier 1" capital to total assets, while lower rated banking organizations must maintain a ratio of at least 4% to 5%. Failure to meet minimum capital requirements can result in certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Consolidated Financial Statements.

At December 31, 2004 and 2003, the most recent notification from the Federal Reserve Board categorized the Corporation as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Corporation's category.

To be well capitalized under the regulatory framework, the "Tier 1" capital ratio must meet or exceed 6%, the total capital ratio must meet or exceed 10% and the leverage ratio must meet or exceed 5%.

The Corporation's risk-based capital and leverage ratios are as follows ($ in millions):

	Risk-Based Capital Ratios			
	As of December 31, 2004		As of December 31, 2003	
	Amount	Ratio	Amount	Ratio
Tier 1 capital	$ 2,519.5	7.42%	$ 2,537.8	8.87%
Tier 1 capital adequacy minimum requirement	1,357.9	4.00	1,144.0	4.00
Excess	$ 1,161.6	3.42%	$ 1,393.8	4.87%
Total capital	$ 3,802.1	11.20%	$ 3,510.9	12.28%
Total capital adequacy minimum requirement	2,715.9	8.00	2,288.1	8.00
Excess	$ 1,086.2	3.20%	$ 1,222.8	4.28%
Risk-adjusted assets	$33,948.4		$28,601.2	

	Leverage Ratio			
	As of December 31, 2004		As of December 31, 2003	
	Amount	Ratio	Amount	Ratio
Tier 1 capital to adjusted total assets	$ 2,519.5	6.72%	$ 2,537.8	7.80%
Minimum leverage adequacy requirement	1,125.3–1,875.5	3.00–5.00	976.6–1,627.6	3.00–5.00
Excess	$ 1,394.2–644.0	3.72–1.72%	$1,561.2–910.2	4.80–2.80%
Adjusted average total assets	$ 37,509.2		$ 32,552.9	

All of the Corporation's banking subsidiaries' risk-based capital and leverage ratios meet or exceed the defined minimum requirements, and have been deemed well capitalized as of December 31, 2004 and 2003. The following table presents the risk-based capital ratios for the Corporation's lead banking subsidiary:

	Tier 1	Total	Leverage
M&I Marshall & Ilsley Bank			
December 31, 2004	7.03%	11.22%	6.32%
December 31, 2003	7.60	11.37	6.51

December 31, 2004, 2003, and 2002 ($000's except share data)

Banking subsidiaries are restricted by banking regulations from making dividend distributions above prescribed amounts and are limited in making loans and advances to the Corporation. At December 31, 2004, the retained earnings of subsidiaries available for distribution as dividends without regulatory approval, while maintaining well capitalized risk-based capital and leverage ratios, was approximately $317.0 million.

16. Income Taxes

Total income tax expense for the years ended December 31, 2004, 2003, and 2002 was allocated as follows:

	2004	2003	2002
Income before income taxes	$317,880	$214,282	$238,265
Shareholders' Equity:			
Compensation expense for tax purposes in excess of amounts recognized for financial reporting purposes	(16,064)	(11,905)	(5,976)
Unrealized gains (losses) on accumulated other comprehensive income	11,065	25,353	(45,797)
	$312,881	$227,730	$186,492

The current and deferred portions of the provision for income taxes were:

	2004	2003	2002
Current:			
Federal	$272,028	$238,825	$237,924
State	36,508	21,280	12,765
Total current	308,536	260,105	250,689
Deferred:			
Federal	10,171	(43,107)	(22,138)
State	(827)	(2,716)	9,714
Total deferred	9,344	(45,823)	(12,424)
Total provision for income taxes	$317,880	$214,282	$238,265

The following is a reconciliation between the amount of the provision for income taxes and the amount of tax computed by applying the statutory Federal income tax rate (35%):

	2004	2003	2002
Tax computed at statutory rates	$330,738	$265,435	$251,507
Increase (decrease) in taxes resulting from:			
Federal tax-exempt income	(20,834)	(20,485)	(20,651)
State income taxes, net of Federal tax benefit	23,193	14,193	14,706
Bank owned life insurance	(9,539)	(10,677)	(10,424)
Resolution of income tax audits	—	(39,312)	—
Other	(5,678)	5,128	3,127
Total provision for income taxes	$317,880	$214,282	$238,265

December 31, 2004, 2003, and 2002 ($000's except share data)

The tax effects of temporary differences that give rise to significant elements of the deferred tax assets and deferred tax liabilities at December 31 are as follows:

	2004	2003
Deferred tax assets:		
Deferred compensation	$ 51,400	$ 45,631
Allowance for loan and lease losses	142,651	141,030
Accrued postretirement benefits	31,452	32,401
Accrued expenses	32,552	33,103
State NOLs	36,099	45,833
Other	63,768	65,019
Total deferred tax assets before valuation allowance	357,922	363,017
Valuation allowance	(40,228)	(43,871)
Net deferred tax assets	317,694	319,146
Deferred tax liabilities:		
Lease revenue reporting	132,967	129,811
Conversion cost deferred	60,806	57,099
Premises and equipment, principally due to depreciation	17,371	5,532
Purchase accounting adjustments	115,646	34,390
Accumulated other comprehensive income	12,549	1,484
Other	54,611	61,418
Total deferred tax liabilities	393,950	289,734
Net deferred tax (liability) asset	$ (76,256)	$ 29,412

The Corporation continues to carry a valuation allowance to reduce certain state deferred tax assets which include, in part, certain state net operating loss carryforwards which expire at various times through 2017. At December 31, 2004, the Corporation believes it is more likely than not that these items will not be realized. However, as time passes the Corporation will be able to better assess the amount of tax benefit it will realize from using these items.

17. Stock Option, Restricted Stock and Employee Stock Purchase Plans

The Corporation has Executive Stock Option and Restricted Stock Plans which provide for the grant of nonqualified and incentive stock options, stock appreciation rights and rights to purchase restricted shares to key employees and directors of the Corporation at prices ranging from zero to the market value of the shares at the date of grant.

The Corporation also has a qualified employee stock purchase plan which gives employees, who elect to participate in the plan, the right to acquire shares of the Corporation's Common Stock at the purchase price which is 85 percent of the lesser of the fair market value of the Corporation's Common Stock on the first or last day of the one-year offering period.

The nonqualified and incentive stock option plans generally provide for the grant of options to purchase shares of the Corporation's common stock for a period of ten years from the date of grant. Options granted generally become exercisable over a period of three years from the date of grant. However, options granted to directors of the Corporation vest immediately and options granted after 1996 provide accelerated or immediate vesting for grants to individuals who meet certain age and years of service criteria at the date of grant.

December 31, 2004, 2003, and 2002 ($000's except share data)

Activity relating to nonqualified and incentive stock options was:

	Number of Shares	Option Price Per Share	Weighted-Average Exercise Price
Shares under option at December 31, 2001	17,504,264	$ 6.20–35.03	$24.81
Options granted	4,803,042	12.87–31.78	27.04
Options lapsed or surrendered	(375,658)	15.94–35.03	28.68
Options exercised	(985,247)	6.20–30.75	15.58
Shares under option at December 31, 2002	20,946,401	$ 7.69–33.94	$25.69
Options granted	3,794,250	25.93–38.25	34.48
Options lapsed or surrendered	(478,454)	9.63–34.79	29.42
Options exercised	(2,479,381)	7.69–34.79	19.75
Shares under option at December 31, 2003	21,782,816	$ 9.63–38.25	$27.81
Options granted	3,758,145	36.76–44.20	41.64
Options lapsed or surrendered	(343,070)	15.94–41.95	32.12
Options exercised	(2,319,794)	9.63–34.79	21.09
Shares under option at December 31, 2004	22,878,097	$10.13–44.20	$30.70

The range of options outstanding at December 31, 2004 were:

	Number of Shares		Weighted-Average Exercise Price		Weighted-Average Remaining Contractual Life (In Years)
Price Range	Outstanding	Exercisable	Outstanding	Exercisable	
$10.00–20.49	1,102,463	1,102,463	$14.62	$14.62	1.9
20.50–23.99	2,452,191	2,452,191	21.93	21.93	5.8
24.00–28.49	2,046,052	1,977,431	25.91	25.87	4.5
28.50–28.99	4,450,700	3,610,790	28.54	28.54	6.4
29.00–31.99	5,593,967	5,465,432	31.32	31.35	6.2
32.00–34.99	3,439,379	1,619,649	34.75	34.71	8.7
Over $35.00	3,793,345	617,574	41.57	41.04	9.8
	22,878,097	16,845,530	$30.70	$28.32	6.8

Options exercisable at December 31, 2003 and 2002 were 15,810,384 and 14,933,431, respectively. The weighted-average exercise price for options exercisable was $26.19 at December 31, 2003 and $24.48 at December 31, 2002.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), ***Accounting for Stock-Based Compensation,*** " establishes financial accounting and reporting standards for stock based employee compensation plans.

SFAS 123 defines a fair value based method of accounting for employee stock option or similar equity instruments. Under the fair value based method, compensation cost is measured at the grant date based on the fair value of the award using an option-pricing model that takes into account the stock price at the grant date, the exercise price, the expected life of the option, the volatility of the underlying stock, expected dividends and the risk-free interest rate over the expected life of the option. The resulting compensation cost is recognized over the service period, which is usually the vesting period.

Compensation cost can also be measured and accounted for using the intrinsic value based method of accounting prescribed in Accounting Principles Board Opinion No. 25 ("APBO 25"), ***Accounting for Stock Issued to***

December 31, 2004, 2003, and 2002 ($000's except share data)

Employees. Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount paid to acquire the stock.

The largest differences between SFAS 123 and APBO 25 as it relates to the Corporation is the amount of compensation cost attributable to the Corporation's fixed stock option plans and employee stock purchase plan ("ESPP"). Under APBO 25 no compensation cost is recognized for fixed stock option plans because the exercise price is equal to the quoted market price at the date of grant and therefore there is no intrinsic value. SFAS 123 compensation cost would equal the calculated fair value of the options granted. Under APBO 25 no compensation cost is recognized for the ESPP because the discount (15%) and the plan meets the definition of a qualified plan of the Internal Revenue Code and meets the requirements of APBO 25. Under SFAS 123 the safe-harbor discount threshold is 5% for a plan to be non-compensatory. SFAS 123 compensation cost would be approximately equal to the initial discount (15% of beginning of plan period price per share) plus the value of a one year call option on 85% of a share of stock for each share purchased.

As permitted by SFAS 123, the Corporation continues to measure compensation cost for such plans using the accounting method prescribed by APBO 25.

Had compensation cost for the Corporation's ESPP and options granted after January 1, 1995 been determined consistent with SFAS 123, the Corporation's net income and earnings per share would have been reduced to the following pro forma amounts:

	For the Years Ended December 31,		
	2004	2003	2002
Net income as reported	$627,086	$544,105	$480,327
Add: Stock-based employee compensation expense included in reported net income, net of tax	9,466	7,139	1,673
Less: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(31,041)	(29,452)	(23,819)
Pro forma net income	$605,511	$521,792	$458,181
Basic earnings per share:			
As reported	$ 2.81	$ 2.41	$ 2.24
Pro forma	2.72	2.31	2.13
Diluted earnings per share:			
As reported	$ 2.77	$ 2.38	$ 2.16
Pro forma	2.66	2.29	2.07

The fair value of each option grant was estimated as of the date of grant using the Black-Scholes closed form option-pricing model for options granted prior to September 30, 2004. A form of a lattice option-pricing model was used for options granted after September 30, 2004.

The grant date fair values and assumptions used to determine such value are as follows:

	2004	2003	2002
Weighted-average grant date fair value	$ 7.48	$ 10.00	$ 8.15
Assumptions:			
Risk-free interest rates	3.17– 4.45%	2.54– 3.83%	3.11– 5.16%
Expected volatility	18.00–30.33%	30.23–31.19%	30.95–31.25%
Expected term (in years)	6.0	6.0	6.0
Expected dividend yield	1.93%	2.19%	2.10%

December 31, 2004, 2003, and 2002 ($000's except share data)

The estimated compensation cost per share for the ESPP was $8.04 and $5.75 for 2004 and 2003, respectively. During 2004 and 2003, common shares purchased by employees under the ESPP amounted to 332,520 and 347,194, respectively.

Activity relating to the Corporation's Restricted Stock Purchase Rights was:

	December 31		
	2004	2003	2002
Restricted stock purchase rights outstanding — Beginning of Year	—	—	—
Restricted stock purchase rights granted	172,700	163,300	46,000
Restricted stock purchase rights exercised	(172,700)	(163,300)	(46,000)
Restricted stock purchase rights outstanding — End of Year	—	—	—
Weighted-average grant date market value	$ 41.50	$ 34.28	$ 29.76
Aggregate compensation expense	$ 3,153	$ 1,111	$ 779
Unamortized deferred compensation	$ 10,727	$ 6,910	$ 3,045

Restrictions on stock issued pursuant to the exercise of stock purchase rights generally lapse within a three to seven year period. Accordingly, the compensation related to issuance of the rights is deferred and amortized over the vesting period. Unamortized deferred compensation is reflected as a reduction of Shareholders' equity.

Shares reserved for the granting of options and stock purchase rights at December 31, 2004 were 7,992,362.

The Corporation also has a Long-Term Incentive Plan. Under the plan, performance units may be awarded from time to time. Once awarded, additional performance units will be credited to each participant based on dividends paid by the Corporation on its common stock. At the end of a designated vesting period, participants will receive an amount equal to some percent (0%–275%) of the initial performance units credited plus those additional units credited as dividends based on the established performance criteria. Units awarded to certain executives of the Corporation were 121,500 in 2004, 133,500 in 2003, and 117,000 in 2002. The vesting period is three years from the date the performance units were awarded. At December 31, 2004, based on the performance criteria, approximately $11,903 would be due to the participants under the 2002 and 2003 awards. In addition, the amount payable to participants under the 2001 award, which was fully vested, was $6,770 at December 31, 2004.

See Note 1, New accounting pronouncement, for a discussion of SFAS 123(R), ***Share-Based Payment*** which the Corporation will be required to adopt beginning in the third quarter of 2005.

18. Employee Retirement and Health Plans

The Corporation has a defined contribution program that consists of a retirement plan and employee stock ownership plan for substantially all employees. The retirement plan provides for a guaranteed contribution to eligible participants equal to 2% of compensation. At the Corporation's option, an additional profit sharing amount may also be contributed to the retirement plan and may vary from year to year up to a maximum of 6% of eligible compensation. Under the employee stock ownership plan, employee contributions into the retirement plan of up to 6% of eligible compensation are matched up to 50% by the Corporation based on the Corporation's return on equity as defined by the plan. Total expense relating to these plans was $52,065, $52,946, and $49,586 in 2004, 2003, and 2002, respectively.

The Corporation also has supplemental retirement plans to provide retirement benefits to certain of its key executives. Total expense relating to these plans amounted to $3,213 in 2004, $10,779 in 2003, and $1,484 in 2002.

December 31, 2004, 2003, and 2002 ($000's except share data)

The Corporation sponsors a defined benefit health plan that provides health care benefits to eligible current and retired employees. Eligibility for retiree benefits is dependent upon age, years of service, and participation in the health plan during active service. The plan is contributory and in 1997 and 2002 the plan was amended. Employees hired or retained from mergers after September 1, 1997 will be granted access to the Corporation's plan upon becoming an eligible retiree; however, such retirees must pay 100% of the cost of health care benefits. The plan continues to contain other cost-sharing features such as deductibles and coinsurance. In addition to the normal monthly funding for claims, the Corporation expects to make an additional contribution to its plan of approximately $7.0 million in 2005.

The changes during the year of the accumulated postretirement benefit obligation ("APBO") for retiree health benefits are as follows:

	2004	2003
Change in Benefit Obligation		
APBO, beginning of year	$ 83,337	$ 81,442
Service cost	2,523	2,140
Interest cost on APBO	5,008	5,340
Actuarial gains	(5,785)	(2,216)
Other Events (Medicare Part D)	(7,842)	—
Benefits paid	(3,589)	(3,369)
APBO, end of year	73,652	83,337
Change in Plan Assets		
Fair value of plan assets, beginning of year	—	—
Actual return on plan assets	407	—
Employer contribution/payments	11,008	3,369
Benefits paid	(3,589)	(3,369)
Fair value of plan assets, end of year	7,826	—
Unfunded status	65,826	83,337
Unrecognized actuarial net loss	(20,008)	(35,406)
Unrecognized prior service cost	25,563	28,284
Accrued postretirement benefit cost	$ 71,381	$ 76,215
Weighted average discount rate used in determining APBO	6.25%	6.50%

The assumed health care cost trend for 2005 was 10.00% for pre-age 65 and post-age 65 retirees. The rate was assumed to decrease gradually to 5.00% for pre-age 65 and post-age 65 retirees in 2010 and remain at that level thereafter.

Net periodic postretirement benefit cost for the years ended December 31, 2004, 2003 and 2002 includes the following components:

	2004	2003	2002
Service cost	$ 2,523	$ 2,140	$ 1,182
Interest cost on APBO	5,008	5,340	5,491
Expected return on plan assets	(300)	—	—
Prior service amortization	(2,721)	(2,721)	(2,721)
Actuarial loss amortization	1,664	2,005	2,495
Other	—	660	—
Net periodic postretirement (benefit)/cost	$ 6,174	$ 7,424	$ 6,447

December 31, 2004, 2003, and 2002 ($000's except share data)

The assumed health care cost trend rate has a significant effect on the amounts reported for the health care plans. A one-percentage point change on assumed health care cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease
Effect on total of service and interest cost components	$ 970	$ (833)
Effect on accumulated postretirement benefit obligation	7,978	(7,061)

Postretirement medical plan weighted–average asset allocations at December 31, 2004 by asset category are as follows:

Plan Assets by Category	
Equity securities	48%
Tax exempt debt securities	45
Cash	7
Total	100%

The plan was not funded in 2003.

The Corporation's primary investment objective is to achieve a combination of capital appreciation and current income. The long-term target asset mix is 50% fixed income and 50% equity securities. Individual fixed income securities may be taxable or tax-exempt and will have maturities of thirty years or less. The average maturity of the portfolio will not exceed ten years.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Total Without Medicare Part D	Estimated Medicare Part D Subsidy
2005	$ 4,057	$ —
2006	4,640	(521)
2007	5,285	(587)
2008	5,886	(639)
2009	6,503	(676)
2010–2014	38,389	(3,613)

On December 8, 2003 the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") was signed into law. The Act introduces a prescription drug benefit program under Medicare (Medicare Part D) as well as a 28% Federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D.

In May 2004, the Financial Accounting Standards Board issued FSP 106-2, ***Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003***. FSP 106-2 requires companies to account for the effect of the subsidy on benefits attributable to past service as an actuarial experience gain and as a reduction of the service cost component of net postretirement health care costs for amounts attributable to current service, if the benefit provided is at least actuarially equivalent to Medicare Part D.

During the third quarter of 2004, the Corporation elected to adopt FSP 106-2 and to retroactively recognize the Act from January 1, 2004. The Corporation and its actuarial advisors determined that benefits provided to certain participants are expected to be at least actuarially equivalent to Medicare Part D, and, accordingly the

December 31, 2004, 2003, and 2002 ($000's except share data)

Corporation will be entitled to some subsidy. The expected subsidy reduced the accumulated postretirement benefit obligation at January 1, 2004 by approximately $7.8 million and net periodic cost for the year ended December 31, 2004 by approximately $1.3 million as compared with the amount determined without considering the effects of the subsidy.

Assumptions used to develop this reduction included those used in the determination of the annual postretirement health care expense and also include expectations of how the Federal program will ultimately operate.

On January 21, 2005 final regulations establishing how Medicare Part B will operate were published. The Corporation is presently evaluating the final regulations and is assessing the impact, if any, of the regulations on its postretirement costs. That assessment includes determining whether the issuance of the final regulations may be considered a significant event for accounting purposes. A significant event under applicable accounting standards requires a re-measurement of such costs.

19. Financial Instruments with Off-Balance Sheet Risk

Financial instruments with off-balance sheet risk at December 31 were:

	2004	2003
Financial instruments whose amounts represent credit risk:		
Commitments to extend credit:		
To commercial customers	$11,407,915	$9,200,839
To individuals	2,637,837	2,584,560
Commercial letters of credit	87,428	63,368
Mortgage loans sold with recourse	152,042	464

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates and may require payment of a fee. The majority of the Corporation's commitments to extend credit generally provide for the interest rate to be determined at the time the commitment is utilized. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Corporation evaluates each customer's credit worthiness on an individual basis. Collateral obtained, if any, upon extension of credit, is based upon management's credit evaluation of the customer. Collateral requirements and the ability to access collateral is generally similar to that required on loans outstanding as discussed in Note 7.

Commercial letters of credit are contingent commitments issued by the Corporation to support the financial obligations of a customer to a third party. Commercial letters of credit are issued to support payment obligations of a customer as buyer in a commercial contract for the purchase of goods. Letters of credit have maturities which generally reflect the maturities of the underlying obligations. The credit risk involved in issuing letters of credit is the same as that involved in extending loans to customers. If deemed necessary, the Corporation holds various forms of collateral to support letters of credit.

Certain mortgage loans sold have limited recourse provisions. The Corporation expects losses arising from the limited recourse provisions to be insignificant.

20. Foreign Exchange Contracts

Foreign exchange contracts are commitments to purchase or deliver foreign currency at a specified exchange rate. The Corporation enters into foreign exchange contracts primarily in connection with trading activities to enable customers involved in international trade to hedge their exposure to foreign currency fluctuations and to

December 31, 2004, 2003, and 2002 ($000's except share data)

minimize the Corporation's own exposure to foreign currency fluctuations resulting from the above. Foreign exchange contracts include such commitments as foreign currency spot, forward, future and, to a much lesser extent, option contracts. The risks in these transactions arise from the ability of the counterparties to perform under the terms of the contracts and the risk of trading in a volatile commodity. The Corporation actively monitors all transactions and positions against predetermined limits established on traders and types of currency to ensure reasonable risk taking.

Matching commitments to deliver foreign currencies with commitments to purchase foreign currencies minimizes the Corporation's market risk from unfavorable movements in currency exchange rates.

At December 31, 2004 the Corporation's foreign currency position resulting from foreign exchange contracts by major currency was as follows (U.S. dollars):

	Commitments to Deliver Foreign Exchange	Commitments to Purchase Foreign Exchange
Currency		
Euros	$373,563	$371,074
Swiss Franc	30,473	30,454
Canadian Dollars	28,402	28,108
English Pound Sterling	19,149	19,080
Japanese Yen	12,969	12,914
Australian Dollar	8,641	8,677
New Zealand Dollars	8,309	8,250
Mexican Peso	7,476	7,471
Swedish Kronor	1,537	1,493
All Other	111	135
Total	$490,630	$487,656
Average amount of contracts to deliver/purchase foreign exchange	$726,595	$727,493

21. Derivative Financial Instruments and Hedging Activities

Interest rate risk, the exposure of the Corporation's net interest income and net fair value of its assets and liabilities to adverse movements in interest rates, is a significant market risk exposure that can have a material effect on the Corporation's financial position, results of operations and cash flows. The Corporation has established policies that neither earnings nor fair value at risk should exceed established guidelines and assesses these risks by modeling the impact of changes in interest rates that may adversely impact expected future earnings and fair values.

The Corporation has strategies designed to confine these risks within the established limits and identify appropriate risk / reward trade-offs in the financial structure of its balance sheet. These strategies include the use of derivative financial instruments to help achieve the desired balance sheet repricing structure while meeting the desired objectives of its customers.

Trading Instruments and Other Free Standing Derivatives

The Corporation enters into various derivative contracts primarily to focus on providing derivative products to customers which enables them to manage their exposures to interest rate risk. The Corporation's market risk from unfavorable movements in interest rates is generally economically hedged by concurrently entering into offsetting derivative contracts. The offsetting derivative contracts generally have nearly identical notional values, terms and indices. The Corporation uses interest rate futures to economically hedge the exposure to interest rate risk arising from the interest rate swap (designated as trading) entered into in conjunction with its auto securitization activities.

Interest rate lock commitments on residential mortgage loans intended to be held for sale are considered free standing derivative instruments. The option to sell the mortgage loans at the time the commitments are made are also free standing derivative instruments. The change in fair value of these derivative instruments due to changes in interest rates tend to offset each other and act as economic hedges. At December 31, 2004, the estimated fair values of interest rate lock commitments on residential mortgage loans intended to be held for sale and related option to sell were insignificant.

Trading and free standing derivative contracts are not linked to specific assets and liabilities on the balance sheet or to forecasted transactions in an accounting hedge relationship and, therefore, do not qualify for hedge accounting under SFAS 133. They are carried at fair value with changes in fair value recorded as a component of other noninterest income.

At December 31, 2004, free standing interest rate swaps consisted of $1.5 billion in notional amount of receive fixed/pay floating with an aggregate negative fair value of $6.3 million and $0.8 billion in notional amount of pay fixed/receive floating with an aggregate positive fair value of $4.5 million.

At December 31, 2004, interest rate caps purchased amounted to $13.8 million in notional with a positive fair value of $0.1 million and interest rate caps sold amounted to $13.8 million in notional with a negative fair value of $0.1 million.

At December 31, 2004, the notional value of free standing interest rate futures was $2.5 billion with a negative fair value of $0.1 million.

Fair Value Hedges

The Corporation has fixed rate callable and institutional CDs and fixed rate long-term debt which expose the Corporation to variability in fair values due to changes in market interest rates.

To limit the Corporation's exposure to changes in fair value due to changes in interest rates, the Corporation has entered into receive-fixed / pay-floating interest rate swaps with identical call features, thereby creating the effect of floating rate deposits and floating rate long-term debt. The Corporation has determined that the hedges on the long-term debt qualify for the special short-cut accounting prescribed by SFAS 133, resulting in no ineffectiveness.

During the first quarter of 2003, the Corporation terminated the fair value hedge on certain long-term borrowings. The adjustment to the fair value of the hedged instrument of $35.2 million is being accreted as income into earnings over the expected remaining term of the borrowings using the effective interest method.

The following table presents additional information with respect to selected fair value hedges.

Fair Value Hedges
December 31, 2004

Hedged Item	Hedging Instrument	Notional Amount ($ in millions)	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Fixed Rate CDs	Receive Fixed Swap	$587.5	$(8.6)	10.3
Medium Term Notes	Receive Fixed Swap	365.3	(0.3)	8.6
Fixed Rate Bank Notes	Receive Fixed Swap	506.8	(4.4)	9.2
Institutional CDs	Receive Fixed Swap	5.0	(0.2)	14.3

The impact from fair value hedges to total net interest income for the year ended December 31, 2004 was a positive $40.2 million. The impact to net interest income due to ineffectiveness was insignificant.

Cash Flow Hedges

The Corporation has variable rate loans, deposits and borrowings which expose the Corporation to variability in interest payments due to changes in interest rates. The Corporation believes it is prudent to limit the variability of a portion of its interest receipts and payments. To meet this objective, the Corporation enters into various types of derivative financial instruments to manage fluctuations in cash flows resulting from interest rate risk. At December 31, 2004, these instruments consisted of interest rate swaps.

The Corporation regularly originates and holds floating rate commercial loans that reprice monthly on the first business day to one-month LIBOR. As a result, the Corporation's interest receipts are exposed to variability in cash flows due to changes in one-month LIBOR.

In order to hedge the interest rate risk associated with the floating rate commercial loans indexed to one-month LIBOR, the Corporation has entered into receive fixed / pay LIBOR-based floating interest rate swaps designated as cash flow hedges against the first LIBOR-based interest payments received that, in the aggregate for each period, are interest payments on such principal amount of its then existing LIBOR-indexed floating-rate commercial loans equal to the notional amount of the interest rate swaps outstanding.

Hedge effectiveness is assessed at inception and each quarter on an on-going basis using regression analysis that takes into account reset date differences for certain designated interest rate swaps that reset quarterly. Each month the Corporation makes a determination that it is probable that the Corporation will continue to receive interest payments on at least that amount of principal of its existing LIBOR-indexed floating-rate commercial loans that reprice monthly on the first business day to one-month LIBOR equal to the notional amount of the interest rate swaps outstanding. Ineffectiveness is measured using the hypothetical derivative method and is recorded as a component of interest income on loans.

The interest rate swaps change the variable-rate cash flow exposure on the loans and short-term borrowings to fixed-rate cash flows.

Changes in the fair value of the interest rate swaps designated as cash flow hedges are reported in accumulated other comprehensive income. These amounts are subsequently reclassified to interest income or interest expense as a yield adjustment in the same period in which the related interest on the variable rate loans and short-term borrowings affects earnings. Ineffectiveness arising from differences between the critical terms of the hedging instrument and hedged item is recorded in interest income or expense.

The following table summarizes the Corporation's cash flow hedges.

Cash Flow Hedges
December 31, 2004

Hedged Item	Hedging Instrument	Notional Amount ($ in millions)	Fair Value ($ in millions)	Weighted Average Remaining Term (Years)
Variable Rate Loans	Receive Fixed Swap	$1,150.0	$ (1.6)	4.9
Institutional CDs	Pay Fixed Swap	2,230.0	9.0	1.5
Federal Funds Purchased	Pay Fixed Swap	360.0	(10.8)	2.0
FHLB Advances	Pay Fixed Swap	670.0	6.6	2.4
Money Market Account	Pay Fixed Swap	250.0	1.4	2.5

December 31, 2004, 2003, and 2002 ($000's except share data)

During 2004, $300 million of FHLB floating rate advances were retired. In conjunction with the retirement of debt, $300 million in notional value of receive floating / pay fixed interest rate swaps designated as cash flow hedges against the retired floating rate advances were terminated. The loss in accumulated other comprehensive income aggregating $2.0 million ($1.3 million after tax) was charged to other expense.

During 2003, $610.0 million of FHLB floating rate advances were retired. In conjunction with the retirement of debt, $610.0 million in notional value of received floating / pay fixed interest rate swaps designated as cash flow hedges against the retired floating rate advances were terminated. The loss in accumulated other comprehensive income aggregating $40.5 million ($26.3 million after tax) was charged to other expense.

During 2003, the Corporation redeemed all of the Floating Rate Debentures held by its subsidiary, MVBI Capital Trust, and MVBI Capital Trust redeemed all of its currently outstanding Floating Rate Trust Preferred Securities at an aggregate liquidation amount of $14.95 million. In conjunction with the redemption the Corporation terminated the associated interest rate swap designated as a cash flow hedge. The loss in accumulated other comprehensive income aggregating $1.4 million ($0.9 million after tax) was charged to other expense.

During 2003, the cash flow hedge on commercial paper was terminated. The $32.6 million in accumulated other comprehensive income at the time of termination is being amortized as expense into earnings in the remaining periods during which the hedged forecasted transaction affects earnings.

During 2002, the Corporation entered into a forward starting interest rate swap for the forecasted issuance of M&I Bank notes. M&I Bank notes in the amount of $0.5 billion were issued during the third quarter of 2002 and the interest rate swap was terminated. The negative $1.3 million in accumulated other comprehensive income at termination is being amortized into interest expense over the term of the M&I Bank notes using the effective interest method.

The impact to total net interest income from cash flow hedges, including amortization of terminated cash flow hedges, for the year ended December 31, 2004 was a negative $31.6 million. The impact due to ineffectiveness was immaterial. The estimated reclassification from accumulated other comprehensive income in the next twelve months is approximately $9.2 million.

Credit risk arises from the potential failure of counterparties to perform in accordance with the terms of the contracts. The Corporation maintains risk management policies that define parameters of acceptable market risk within the framework of its overall asset/liability management strategies and monitor and limit exposure to credit risk. The Corporation believes its credit and settlement procedures serve to minimize its exposure to credit risk. Credit exposure resulting from derivative financial instruments is represented by their fair value amounts, increased by an estimate of potential adverse position exposure arising from changes over time in interest rates, maturities and other relevant factors. At December 31, 2004 the estimated credit exposure arising from derivative financial instruments was approximately $50.7 million.

For the years ended December 31, 2003 and 2002, the total effect on net interest income resulting from derivative financial instruments, was a negative $34.6 million and a negative $27.6 million including the amortization of terminated derivative financial instruments, respectively.

22. Fair Value of Financial Instruments

The book values and estimated fair values for on and off-balance sheet financial instruments as of December 31, 2004 and 2003 are presented in the following table. Derivative financial instruments designated as hedging instruments are included in the book values and fair values presented for the related hedged items. Derivative financial instruments designated as trading and other free standing derivatives are included in Trading securities.

Balance Sheet Financial Instruments ($ in millions)

	2004		2003	
	Book Value	Fair Value	Book Value	Fair Value
Financial Assets:				
Cash and short-term investments	$ 1,011.2	$ 1,011.2	$ 957.2	$ 957.2
Trading securities	18.4	18.4	16.2	16.2
Investment securities available for sale	5,359.0	5,359.0	4,786.4	4,786.4
Investment securities held to maturity	726.4	765.1	820.9	873.9
Net loans and leases	29,178.7	29,309.4	24,835.4	25,289.5
Interest receivable	144.9	144.9	178.3	178.3
Financial Liabilities:				
Deposits	26,455.1	26,453.7	22,270.1	22,361.9
Short-term borrowings	1,934.2	1,934.2	3,622.0	3,622.0
Long-term borrowings	6,622.4	6,707.2	4,045.6	4,368.6
Standby letters of credit	5.1	5.1	4.7	4.7
Interest payable	93.0	93.0	66.0	66.0

Where readily available, quoted market prices are utilized by the Corporation. If quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The calculated fair value estimates, therefore, cannot be substantiated by comparison to independent markets and, in many cases, could not be realized upon immediate settlement of the instrument. The current reporting requirements exclude certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the entire Corporation.

The following methods and assumptions are used in estimating the fair value for financial instruments.

Cash and short-term investments

The carrying amounts reported for cash and short-term investments approximate the fair values for those assets.

Trading and investment securities

Fair value is based on quoted market prices or dealer quotes where available. Estimated fair values for residual interests in the form of interest-only strips from automobile loan securitizations are based on discounted cash flow analysis.

Net loans and leases

Loans that reprice or mature within three months of December 31 are assigned fair values based on their book value. The remaining loan and lease balances are assigned fair values based on a discounted cash flow analysis. The discount rate is based on the treasury yield curve, with rate adjustments for credit quality, cost and profit factors. Net loans and leases include loans held for sale.

Deposits

The fair value for demand deposits or any interest bearing deposits with no fixed maturity date is considered to be equal to the carrying value. Time deposits with defined maturity dates are considered to have a fair value equal to the book value if the maturity date was within three months of December 31. The remaining time deposits are assigned fair values based on a discounted cash flow analysis using discount rates that approximate interest rates currently being offered on time deposits with comparable maturities.

Borrowings

Short-term borrowings are carried at cost that approximates fair value. Long-term debt is generally valued using a discounted cash flow analysis with a discount rate based on current incremental borrowing rates for similar types of arrangements or, if not readily available, based on a build up approach similar to that used for loans and deposits. Long-term borrowings include their related current maturities.

Standby letters of credit

The book value and fair value of standby letters of credit is based on the unamortized premium (fees paid by customers).

Off-Balance Sheet Financial Instruments ($ in millions)

Fair values of loan commitments and commercial letters of credit have been estimated based on the equivalent fees, net of expenses, that would be charged for similar contracts and customers at December 31:

	2004	2003
Loan commitments	$13.2	$9.3
Commercial letters of credit	0.7	0.5

See Note 19 for additional information on off-balance sheet financial instruments.

23. Business Segments

Generally, the Corporation organizes its segments based on legal entities. Each entity offers a variety of products and services to meet the needs of its customers and the particular market served. Each entity has its own president and is separately managed subject to adherence to corporate policies. Discrete financial information is reviewed by senior management to assess performance on a monthly basis. Certain segments are combined and consolidated for purposes of assessing financial performance.

The accounting policies of the Corporation's segments are the same as those described in Note 1. Intersegment revenues may be based on cost, current market prices or negotiated prices between the providers and receivers of services.

Based on the way the Corporation organizes its segments, the Corporation has determined that it has two reportable segments.

Banking

Banking represents the aggregation of two separately chartered banks headquartered in Wisconsin, one federally chartered thrift headquartered in Nevada, one separately chartered bank headquartered in St. Louis, Missouri, an asset-based lending subsidiary headquartered in Minnesota and an operational support subsidiary. Banking consists of accepting deposits, making loans and providing other services such as cash management, foreign exchange and correspondent banking to a variety of commercial and retail customers. Products and services are provided through a variety of delivery channels including traditional branches, supermarket branches, telephone centers, ATMs and the Internet.

Data Services (or Metavante)

Data Services includes Metavante as well as its related subsidiaries. Metavante provides data processing services, develops and sells software and provides consulting services to M&I affiliates as well as banks, thrifts, credit unions, trust companies and other financial services companies throughout the world although its activities are primarily domestic. In addition, Data Services derives revenue from the Corporation's credit card merchant operations. The majority of Data Services revenue is derived from internal and external processing.

All Others

The Corporation's primary other operating segments include Trust Services, Mortgage Banking (residential and commercial), Capital Markets Group, Brokerage and Insurance Services and Commercial Leasing. Trust Services provides investment management and advisory services as well as personal, commercial and corporate trust services in Wisconsin, Arizona, Minnesota, Florida, Nevada, North Carolina, Missouri and Illinois. Capital Markets Group provides venture capital and advisory services.

Total Revenues by type in All Others consist of the following ($ in millions):

	2004	2003	2002
Trust Services	$148.3	$126.2	$120.3
Residential Mortgage Banking	28.8	49.0	46.8
Capital Markets	18.1	20.4	(3.6)
Brokerage and Insurance	25.2	23.4	23.4
Commercial Leasing	15.5	15.1	13.8
Commercial Mortgage Banking	5.5	6.0	4.6
Others	3.6	3.5	4.1
Total	$245.0	$243.6	$209.4

The following represents the Corporation's operating segments as of and for the years ended December 31, 2004, 2003 and 2002. Fees — Intercompany represent intercompany revenue charged to other segments for providing certain services. Expenses — Intercompany represent fees charged by other segments for certain services received. Intrasegment revenues, expenses and assets have been eliminated.

	Year Ended December 31, 2004 ($ in millions)					
	Banking	Metavante	Others	Corporate Overhead	Eliminations Reclassifications Adjustments	Consolidated
Net interest income	$ 1,133.9	$ (17.8)	$ 23.8	$ (7.9)	$ —	$ 1,132.0
Fees — other	334.0	892.0	198.6	21.9	—	1,446.5
Fees — intercompany	61.9	80.0	22.6	70.3	(234.8)	—
Total revenue	1,529.8	954.2	245.0	84.3	(234.8)	2,578.5
Expenses — other	603.8	779.0	121.7	90.8	0.2	1,595.5
Expenses — intercompany	150.5	44.1	46.5	(6.1)	(235.0)	—
Total expenses	754.3	823.1	168.2	84.7	(234.8)	1,595.5
Provision for loan and lease losses	29.9	—	8.1	—	—	38.0
Income before taxes	745.6	131.1	68.7	(0.4)	—	945.0
Income tax expense	244.1	50.7	26.9	(3.8)	—	317.9
Segment income	$ 501.5	$ 80.4	$ 41.8	$ 3.4	$ —	$ 627.1
Identifiable assets	$38,102.8	$2,375.0	$632.0	$936.9	$(1,609.3)	$40,437.4
Depreciation and amortization	$ 88.3	$ 116.6	$(16.3)	$ 6.6	$ —	$ 195.2
Purchase of premises and equipment, net	$ 53.2	$ 24.1	$ 1.7	$ 1.4	$ —	$ 80.4
Return on Average Equity	16.47%	18.71%	17.16%			17.89%

	Year Ended December 31, 2003 ($ in millions)					
	Banking	Metavante	Others	Corporate Overhead	Eliminations Reclassifications Adjustments	Consolidated
Net interest income	$ 1,046.5	$ (2.3)	$ 29.8	$ (16.7)	$ —	$ 1,057.3
Fees — other	371.1	657.9	182.1	4.4	0.3	1,215.8
Fees — intercompany	60.9	71.1	31.7	62.1	(225.8)	—
Total revenue	1,478.5	726.7	243.6	49.8	(225.5)	2,273.1
Expenses — other	634.4	611.6	117.9	88.0	(0.2)	1,451.7
Expenses — intercompany	147.2	41.0	42.9	(5.8)	(225.3)	—
Total expenses	781.6	652.6	160.8	82.2	(225.5)	1,451.7
Provision for loan and lease losses	51.9	—	11.1	—	—	63.0
Income before taxes	645.0	74.1	71.7	(32.4)	—	758.4
Income tax expense	179.5	20.0	28.1	(13.3)	—	214.3
Segment income	$ 465.5	$ 54.1	$ 43.6	$ (19.1)	$ —	$ 544.1
Identifiable assets	$33,221.9	$990.2	$609.6	$571.4	$(1,020.5)	$34,372.6
Depreciation and amortization	$ 100.8	$113.9	$ (18.4)	$ 3.8	$ —	$ 200.1
Purchase of premises and equipment, net	$ 35.9	$ 24.2	$ 2.6	$ (0.6)	$ —	$ 62.1
Return on Average Equity	15.92%	15.44%	18.21%			16.79%

	Year Ended December 31, 2002 ($ in millions)					
	Banking	Metavante	Others	Corporate Overhead	Eliminations Reclassifications Adjustments	Consolidated
Net interest income	$ 1,002.7	$ (3.8)	$ 28.4	$ (21.0)	$ —	$ 1,006.3
Fees — other	322.8	601.5	154.2	4.2	—	1,082.7
Fees — intercompany	44.4	64.6	26.8	56.7	(192.5)	—
Total revenue	1,369.9	662.3	209.4	39.9	(192.5)	2,089.0
Expenses — other	539.3	562.0	120.2	75.8	(1.3)	1,296.0
Expenses — intercompany	126.2	28.3	40.7	(4.0)	(191.2)	—
Total expenses	665.5	590.3	160.9	71.8	(192.5)	1,296.0
Provision for loan and lease losses	71.9	—	2.5	—	—	74.4
Income before taxes	632.5	72.0	46.0	(31.9)	—	718.6
Income tax expense	201.0	28.2	18.4	(9.3)	—	238.3
Segment income	$ 431.5	$ 43.8	$ 27.6	$ (22.6)	$ —	$ 480.3
Identifiable assets	$31,753.3	$835.2	$718.0	$427.1	$(859.0)	$32,874.6
Depreciation and amortization	$ 18.6	$ 85.2	$ (17.0)	$ 4.3	$ —	$ 91.1
Purchase of premises and equipment, net	$ 29.4	$ 20.3	$ 1.6	$ 1.3	$ —	$ 52.6
Return on Average Equity	16.90%	14.45%	12.32%			17.36%

24. Guarantees

Standby letters of credit are contingent commitments issued by the Corporation to support the obligations of a customer to a third party and to support public and private financing, and other financial or performance

December 31, 2004, 2003, and 2002 ($000's except share data)

obligations of customers. Standby letters of credit have maturities that generally reflect the maturities of the underlying obligations. The credit risk involved in issuing standby letters of credit is the same as that involved in extending loans to customers. If deemed necessary, the Corporation holds various forms of collateral to support the standby letters of credit. The gross amount of standby letters of credit issued at December 31, 2004 was $1.5 billion. Of the amount outstanding at December 31, 2004, standby letters of credit conveyed to others in the form of participations amounted to $76.3 million. Since many of the standby letters of credit are expected to expire without being drawn upon, the amounts outstanding do not necessarily represent future cash requirements. At December 31, 2004, the estimated fair value associated with letters of credit amounted to $5.1 million.

Metavante offers credit card processing to its customers. Under the rules of the credit card associations, Metavante has certain contingent liabilities for card transactions acquired from merchants. This contingent liability arises in the event of a billing dispute between the merchant and a cardholder that is ultimately resolved in the cardholder's favor. In such case, Metavante charges the transaction back ("chargeback") to the merchant and the disputed amount is credited or otherwise refunded to the cardholder. If Metavante is unable to collect this amount from the merchant, due to the merchant's insolvency or other reasons, Metavante will bear the loss for the amount of the refund paid to the cardholder. In most cases this contingent liability situation is unlikely to arise because most products or services are delivered when purchased, and credits are issued by the merchant on returned items. However, where the product or service is not provided until some time following the purchase, the contingent liability may be more likely. This credit loss exposure is within the scope of the recognition and measurement provisions of FIN 45. The Corporation has concluded that the fair value of the contingent liability was immaterial due to the following factors: (1) merchants are evaluated for credit risk in a manner similar to that employed in making lending decisions; (2) if deemed appropriate, the Corporation obtains collateral which includes holding funds until the product or service is delivered or severs its relationship with a merchant; and (3) compensation, if any, received for providing the guarantee is minimal.

Metavante assesses the contingent liability and records credit losses for known losses and a provision for losses incurred but not reported which are based on historical chargeback loss experience. For the year ended December 31, 2004, such losses amounted to $300.

Metavante's master license agreement includes an indemnification clause that indemnifies the licensee against claims, suits or other proceedings (including reasonable attorneys' fees and payment of any final settlement or judgment) brought by third parties against the licensee alleging that a software product, by itself and not in combination with any other hardware, software or services, when used by licensee as authorized under the master license agreement, infringes a U.S. patent or U.S. copyright issued or registered as of the date the master license agreement is executed. Metavante's obligation to indemnify a licensee is contingent on the licensee providing prompt written notice of the claim, full authority and control of the defense and settlement of the claim and reasonable assistance at Metavante's request and expense, to defend or settle such claim.

In the event a software product becomes, or in Metavante's opinion is likely to become, the subject of an infringement claim, Metavante may, at its option and expense, either procure for the licensee the right to continue using the software product, modify the software product so that it becomes non-infringing, substitute the software product with other software of the same material capability and functionality or where none of these options are reasonably available, terminate the license granted and refund the unearned portion of the initial license fee.

Metavante's obligation is subject to certain exceptions and Metavante will have no obligation to any infringement claim based upon any failure to use the software product in accordance with the license agreement or for purposes not intended by Metavante, Metavante's modification of the software product in compliance with specifications or requirements provided by the licensee, use of any part of the software product in conjunction with third party software, hardware or data not authorized in the license agreement, modification, addition or change to any part of the software product by the licensee or its agents or any registered user, use of any release of the software product other than the most current release made available to the licensee and any claim of infringement arising more than five years after the delivery date of the applicable software product.

December 31, 2004, 2003, and 2002 ($000's except share data)

At December 31, 2004 and 2003 there were no liabilities reflected on the Consolidated Balance Sheets related to these indemnifications.

As of December 31, 2004, the Corporation has fully and unconditionally guaranteed $200 million of certain long-term borrowing obligations issued by M&I Capital Trust A that was deconsolidated upon the adoption of the provisions of FIN 46R. See Note 2 and Note 14 for further discussion. In addition, at December 31, 2004 the Corporation has fully and unconditionally guaranteed $400 million of certain long-term borrowing obligations issued by M&I Capital Trust B.

As part of securities custody activities and at the direction of trust clients, the Corporation's trust subsidiary, Marshall & Ilsley Trust Company N.A. ("M&I Trust") lends securities owned by trust clients to borrowers who have been evaluated for credit risk in a manner similar to that employed in making lending decisions. In connection with these activities, M&I Trust has issued certain indemnifications against loss resulting from the default by a borrower under the master securities loan agreement, such as the failure of the borrower to return loaned securities when due or the borrower's bankruptcy or receivership. The borrowing party is required to fully collateralize securities received with cash or marketable securities. As securities are loaned, collateral is maintained at a minimum of 100 percent of the fair value of the securities plus accrued interest and the collateral is revalued on a daily basis. The amount of securities loaned subject to indemnification was $5.0 billion at December 31, 2004 and $5.0 billion at December 31, 2003. Because of the requirement to fully collateralize securities borrowed, management believes that the exposure to credit loss from this activity is remote and there are no liabilities reflected on the Consolidated Balance Sheets at December 31, 2004 and December 31, 2003, related to these indemnifications.

December 31, 2004, 2003, and 2002 ($000's except share data)

25. Condensed Financial Information — Parent Corporation Only

Condensed Balance Sheets
December 31

	2004	2003
Assets		
Cash and cash equivalents	$ 582,127	$ 325,337
Indebtedness of nonbank affiliates	1,288,790	365,870
Investments in affiliates:		
Banks	3,078,330	2,820,712
Nonbanks	951,864	760,142
Premises and equipment, net	31,189	31,928
Other assets	326,588	210,264
Total assets	$6,258,888	$4,514,253
Liabilities and Shareholders' Equity		
Commercial paper issued	$ 312,098	$ 305,743
Other liabilities	324,029	236,921
Long-term borrowings:		
7.65% Junior Subordinated Deferrable Interest Debentures due to M&I Capital Trust A	213,574	224,871
3.90% Junior Subordinated Debt Securities	395,018	—
4.375% Senior Notes	597,505	—
Medium-Term Notes Series D, E and MiNotes	526,850	418,025
Total long-term borrowings	1,732,947	642,896
Total liabilities	2,369,074	1,185,560
Shareholders' equity	3,889,814	3,328,693
Total liabilities and shareholders' equity	$6,258,888	$4,514,253

Scheduled maturities of long-term borrowings are $102,458 in 2005, $198,425 in 2006, $9,299 in 2007, $3,529 in 2008, and $605,387 in 2009. See Note 14 for a description of the junior subordinated debt due to M&I Capital Trust A and M&I Capital Trust B.

December 31, 2004, 2003, and 2002 ($000's except share data)

Condensed Statements of Income
Years Ended December 31

	2004	2003	2002
Income			
Cash dividends:			
Bank affiliates	$284,347	$390,129	$ 573,322
Nonbank affiliates	68,473	28,682	44,553
Interest from affiliates	34,825	13,406	16,918
Service fees and other	100,986	71,658	63,916
Total income	488,631	503,875	698,709
Expense			
Interest	48,246	32,056	38,493
Salaries and employee benefits	57,044	50,684	39,234
Administrative and general	31,687	35,478	35,753
Total expense	136,977	118,218	113,480
Income before income taxes and equity in undistributed net income of affiliates	351,654	385,657	585,229
Provision for income taxes	(3,900)	(13,314)	(9,255)
Income before equity in undistributed net income of affiliates	355,554	398,971	594,484
Equity in undistributed net income of affiliates, net of dividends paid:			
Banks	191,083	51,927	(153,140)
Nonbanks	80,449	93,207	38,983
Net income	$627,086	$544,105	$ 480,327

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002 ($000's except share data)

Condensed Statements of Cash Flows
Years Ended December 31

	2004	2003	2002
Cash Flows From Operating Activities:			
Net income	$ 627,086	$ 544,105	$ 480,327
Noncash items included in income:			
Equity in undistributed net income of affiliates	(271,532)	(145,134)	114,157
Depreciation and amortization	6,670	3,831	4,633
Other	(6,593)	21,244	43,765
Net cash provided by operating activities	355,631	424,046	642,882
Cash Flows From Investing Activities:			
Increases in indebtedness of affiliates	(1,522,750)	(1,104,749)	(3,162,784)
Decreases in indebtedness of affiliates	599,830	1,125,657	3,172,852
Decreases (increases) in investments in affiliates	(147,329)	2,829	(44,662)
Net capital expenditures	(1,456)	622	(1,296)
Acquisitions accounted for as purchases, net of cash and cash equivalents acquired	—	—	(303,344)
Other	(59,570)	(21,374)	(10,108)
Net cash (used in) provided by investing activities	(1,131,275)	2,985	(349,342)
Cash Flows From Financing Activities:			
Dividends paid	(179,855)	(158,007)	(136,955)
Proceeds from issuance of commercial paper	4,280,021	4,638,514	4,662,909
Principal payments on commercial paper	(4,273,666)	(4,652,968)	(4,657,700)
Proceeds from issuance of long-term borrowings	1,108,956	179,166	38,959
Payments on long-term borrowings	(8,241)	(186,460)	(79,453)
Purchases of common stock	(98,385)	(201,044)	(165,116)
Proceeds from issuance of common stock	206,666	49,063	15,187
Other	(3,062)	—	—
Net cash provided by (used in) financing activities	1,032,434	(331,736)	(322,169)
Net increase (decrease) in cash and cash equivalents	256,790	95,295	(28,629)
Cash and cash equivalents, beginning of year	325,337	230,042	258,671
Cash and cash equivalents, end of year	$ 582,127	$ 325,337	$ 230,042

Quarterly Financial Information (Unaudited)

Following is unaudited financial information for each of the calendar quarters during the years ended December 31, 2004 and 2003. Common dividend data for prior periods has been restated for the 2002 two-for-one stock split.

	Quarter Ended			
	Dec. 31	Sept. 30	June 30	March 31
2004				
Total Interest Income	$454,468	$424,220	$398,029	$389,073
Net Interest Income	288,210	281,138	284,008	278,636
Provision for Loan and Lease Losses	12,837	6,872	9,227	9,027
Income before Income Taxes	260,070	234,098	230,088	220,710
Net Income	173,819	155,449	151,709	146,109
Net Income Per Share:				
Basic	$ 0.77	$ 0.70	$ 0.68	$ 0.66
Diluted	0.76	0.69	0.67	0.65
2003				
Total Interest Income	$379,612	$371,240	$387,479	$391,589
Net Interest Income	270,190	258,668	263,943	264,485
Provision for Loan and Lease Losses	9,807	7,852	19,642	25,692
Income before Income Taxes	195,547	165,839	203,367	193,634
Net Income	141,124	140,299	134,652	128,030
Net Income Per Share:				
Basic	$ 0.63	$ 0.62	$ 0.59	$ 0.57
Diluted	0.62	0.61	0.59	0.56

	2004	2003	2002	2001	2000
Common Dividends Declared*					
First Quarter	$0.180	$0.160	$0.145	$0.133	$0.120
Second Quarter	0.210	0.180	0.160	0.145	0.133
Third Quarter	0.210	0.180	0.160	0.145	0.133
Fourth Quarter	0.210	0.180	0.160	0.145	0.133
	$0.810	$0.700	$0.625	$0.568	$0.518

*May not add due to rounding

Price Range of Stock
(Low and High Close-Restated for 2002 Two-for-One Stock Split)

	2004	2003	2002	2001	2000
First Quarter					
Low	$36.18	$25.07	$28.90	$24.02	$21.94
High	40.39	29.15	31.68	27.60	30.22
Second Quarter					
Low	36.60	25.79	29.52	24.46	20.76
High	41.15	31.75	31.96	27.18	27.66
Third Quarter					
Low	37.32	30.13	25.69	25.50	21.78
High	41.21	32.74	30.97	29.78	25.81
Fourth Quarter					
Low	40.28	32.53	23.25	26.33	19.31
High	44.43	38.40	29.20	32.06	25.75

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting. As such term is defined in Exchange Act Rule 13a-15(f), internal control over financial reporting is a process designed by, or under the supervision of, the principal executive and principal financial officers, or persons performing similar functions, and effected by the board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that:

(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Corporation;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and the directors of the Corporation; and

(3) provide reasonable assurance regarding prevention of unauthorized acquisition, use, or disposition of the Corporation's assets that could have a material effect on the financial statements.

Management conducted an evaluation of the effectiveness of the Corporation's internal control over financial reporting based on the criteria in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the criteria in *Internal Control — Integrated Framework*, management concluded that internal control over financial reporting was effective as of December 31, 2004.

Management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report dated February 28, 2005, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Marshall & Ilsley Corporation:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Marshall & Ilsley Corporation and Subsidiaries (the "Corporation") maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because management's assessment and our audit were conducted to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA), management's assessment and our audit of the Corporation's internal control over financial reporting included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions for the *Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C)*. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Corporation maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2004 of the Corporation and our report dated February 28, 2005 expressed an unqualified opinion on those financial statements.



Milwaukee, Wisconsin
February 28, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Marshall & Ilsley Corporation:

We have audited the accompanying consolidated balance sheets of Marshall & Ilsley Corporation and subsidiaries (the "Corporation") as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Marshall & Ilsley Corporation and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Corporation's internal control over financial reporting and an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.



Milwaukee, Wisconsin
February 28, 2005

Shareholder Information

SHAREHOLDERS' MEETING	The Annual Meeting of Shareholders will be held on Tuesday, April 26, 2005, at 10:00 a.m. at the Pabst Theater, 144 East Wells Street, Milwaukee, Wisconsin.
REGISTRAR AND TRANSFER AGENT	Continental Stock Transfer & Trust Company 17 Battery Place – 8th Floor, New York, NY 10004 (800) 529-3163
NYSE SYMBOL	M&I common stock is traded on the New York Stock Exchange under the symbol MI. For the closing price of M&I common stock, current stock prices (with a 20-minute delay), and historical stock prices, go to www.micorp.com.
ANNUAL REPORT ON FORM 10-K	Shareholders and other interested persons may obtain a copy of M&I's 2004 Annual Report on Form 10-K free of charge by calling the M&I Shareholder Information Line at (800) 318-0208 or upon written request to: Marshall & Ilsley Corporation Shareholder Relations, 770 North Water Street, Milwaukee, WI 53202. M&I has filed the Chief Executive Officer/ Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K.
INVESTOR RELATIONS WEBSITE	For current corporate and investor information, including certain documents related to Marshall & Ilsley Corporation's corporate governance, go to www.micorp.com.

Marshall & Ilsley Corporation
770 North Water Street, Milwaukee, WI 53202
(414) 765-7700 www.micorp.com